2024

NOTICE OF ANNUAL MEETING AND PROXY STATEMENT


Xcel Energy
Xcel Energy

Xcel Energy®

WE'RE COMMITTED TO DELIVERING ESSENTIAL ENERGY—

ENERGY THAT'S RELIABLE, SAFE, AFFORDABLE AND CLEAN – WHILE DRIVING POSITIVE CHANGE FOR OUR PEOPLE AND PLANET.

THAT'S WHAT WE CALL GOING BEYOND ENERGY

OUR BUSINESS

3.8 M	**2.2 M**	**~11,000**	**$51.6B**	**54%**
ELECTRIC CUSTOMERS	NATURAL GAS CUSTOMERS	XCEL ENERGY JOBS	2023 CAPITAL ASSETS	CARBON-FREE ELECTRICITY

NOTICE OF 2024 ANNUAL MEETING OF SHAREHOLDERS

Xcel Energy®

414 Nicollet Mall
Minneapolis, MN 55401

Meeting Information

Time and Date
11:00 a.m. Central Time
May 22, 2024

How to Attend
Via the internet at *www.virtualshareholdermeeting.com/XEL2024*. There will be no physical meeting location.

Record Date
Holders of record of our common stock as of March 25, 2024 are entitled to receive notice of and vote at the meeting.

Mailing Date
These proxy materials and our 2023 Annual Report are being mailed or made available to our shareholders on April 9, 2024.

Voting Information

- Please act as soon as possible to vote your shares, even if you plan to attend the annual meeting.
- Your broker will NOT be able to vote your shares on the election of directors, advisory approval of our executive compensation or approval of the 2024 Equity Incentive Plan unless you have given your broker specific instructions to do so. We strongly encourage you to vote.
- You may vote via the internet, by telephone or, if you have received a printed version of the proxy materials, by mail.
- If you wish to vote your shares during the virtual meeting, you need the control number included on your proxy card or your Notice of Internet Availability of Proxy Materials. We recommend you log in at least 15 minutes before the meeting to ensure that you are logged in when the meeting begins.
- The virtual meeting platform provides shareholders with rights comparable to an in-person meeting, including the ability to ask questions. Please refer to "How Can I Vote My Shares?" and "How Do I Attend the Annual Meeting?" on pages 72 to 74 of the proxy statement.

Annual Meeting Agenda

Proposals

1. Election of 13 director nominees named in the proxy statement
2. Approval of our executive compensation in an advisory vote (say on pay vote)
3. Approval of the Xcel Energy Inc. 2024 Equity Incentive Plan
4. Ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2024

Shareholders will also transact such other business as may properly come before the meeting.

Your vote is important.

Please vote on the proposals as described in the proxy statement.

You are receiving these proxy materials in connection with the solicitation by the Board of Directors ("Board") of Xcel Energy Inc. (referred to in the proxy statement as "Xcel Energy," the "Company," "we," "us" and "our") of proxies to be voted at Xcel Energy's 2024 Annual Meeting of Shareholders.

Thank you for investing in Xcel Energy.

By Order of the Board of Directors,

Amy Schneider
Vice President, Corporate Secretary

April 9, 2024

Important Notice
Regarding the Availability of Proxy Materials for the Shareholder Meeting to be held on May 22, 2024:
Our 2024 Proxy Statement and 2023 Annual Report are available free of charge at *www.proxyvote.com*.

LETTER FROM THE CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER



April 9, 2024

Dear Fellow Shareholders:

2023 was another strong year for Xcel Energy, our customers, our communities and our investors. The pace of change in 2023 was extraordinary — but so were our accomplishments. We advanced significant long-term strategic objectives for the Company across clean energy, clean fuels and electric transportation. All the while, we continued to serve our customers safely, reliably, affordably and sustainably.

Making the clean energy future a reality

In 2023, we marked the five-year anniversary of our clean energy commitment: A bold, industry-leading vision to deep carbon emissions reductions in our electric business by 2030 and a carbon-free electric system by 2050. When we made this commitment in 2018, it was a watershed moment for the industry, as we joined environmental advocates, customers and policymakers to chart a path to a clean energy future. Leading the clean energy transition is embedded in the fabric of our Company. Last year, we continued progress in this strategic priority:

- We reduced our emissions 54% over 2005 levels and have plans in place to achieve our 80% reduction target by 2030.
- We now have more than 10,000 megawatts of renewable energy on our systems and the opportunity to deploy an additional 15,000 to 20,000 megawatts of new, clean energy into our systems by 2030.
- We've laid the groundwork to extend the lives of our two nuclear plants, Monticello and Prairie Island, which are the largest sources of carbon-free energy that serve our customers.
- On December 31, we retired the first of three units at our Sherburne County Generating Station while simultaneously building the largest solar facility in the Midwest at the same site.
- In June, we broke ground on Colorado's Power Pathway, a $1.7 billion transmission superhighway across the Eastern Plains of Colorado — and just one of the major transmission projects we have underway that will deliver clean energy to our customers.
- The Department of Energy awarded us nearly $1.5 billion to support our Heartland Hydrogen Hub, long-term duration storage pilots with Form Energy, transmission expansion and grid resilience in extreme weather. These technologies will be key to achieving our long-term zero-carbon goals, and the grants help in keeping our customers' bills low.
- We are also laying the framework to achieve net-zero greenhouse gas emissions on our natural gas system with our Clean Heat Plan in Colorado and Natural Gas Innovation filing in Minnesota.

Delivering for our customers, communities and shareholders

Even as we made progress on delivering for our key stakeholders, we acknowledge that last year also brought challenges. The beginning of 2023 brought historically high natural gas commodity prices, resulting in many customers receiving higher-than-normal energy bills. Xcel Energy, like many companies, faced financial headwinds from inflation, supply chain pressures and ongoing impacts from hiring trends that started during the pandemic.

I'm proud that even in a challenging environment, our customers' electric and natural gas bills are amongst the lowest in the country, at 28% and 14% below the national average, respectively.

We are also actively working to address price volatility. The actions we've taken over the past seven years to install thousands of megawatts of wind energy have provided nearly $4 billion in customer price mitigation through avoided fuel costs and production tax credits. And in our gas distribution segment, the proposed Colorado Clean Heat Plan offers a portfolio of solutions that drive affordable emission reductions that have the added benefit of mitigating fuel price volatility. The proposed Minnesota Natural Gas Innovation plan maximizes benefits from the federal Inflation Reduction Act while piloting technologies that are critical to lowering emissions profiles for our Minnesota customers.

Additionally, in 2024, our communities in the Texas Panhandle experienced a wildfire event. We worked quickly to restore power during the event and are actively working with our customers, communities and those impacted by the event to provide support and to help chart a path toward rebuilding. As the climate and landscape evolve around us, we are committed to continuing to advance system readiness and resiliency.

We are also committed to showing up for our communities in other ways: The Xcel Energy Foundation granted $4.4 million to 409 nonprofits through our focus area grants. Our Giving Campaign raised $4.1 million, benefiting more than 1,300 nonprofits. Our Day of Service attracted 2,500 people who volunteered more than 7,200 hours at 126 nonprofit projects — equating an economic impact of approximately $230,000, and in 2023 our Customer Care group connected customers with $186.9 million of public energy assistance.

As we deliver benefits to our customers and communities, we also achieved ongoing earnings of $3.35 per share in 2023, which represented our 19th consecutive year of meeting or exceeding ongoing earnings guidance, and we returned shareholder capital through our dividend distributions which increased 6.7% year-over-year.

"Our clean energy vision is about sustainability, energy security and economic prosperity for our customers."

Delivering with our Xcel Energy team

As we execute on our strategic priorities, I couldn't be more optimistic about the new generation of leaders we have elevated throughout the Company. We have new leaders in many of our operating segments as well as in our senior executive ranks with Amanda Rome assuming the role of Group President, Utilities and Chief Customer Officer and Rob Clark assuming the role of Chief Communications Officer.

In 2023, our co-workers delivered for our customers, communities and one another. Our employees are truly our greatest asset. Thanks to them, in 2023 Xcel Energy was recognized as one of Ethisphere's World's Most Ethical Companies for the fourth year in a row, as well as one of Fortune's Most Admired Companies. We also received accolades from Military Times as a Best for Vets employer, the Human Rights Campaign for its Equality 100 Award: Leader in LGBTQ+ Workplace Inclusion and a score of 100 on the Disability Equality Index for our disability inclusion in the workplace.

Looking ahead to an exciting future

As we look forward to the next five years and beyond, we see a future that is bright for our communities, our customers, our co-workers and our investors. At our annual meeting we look forward to sharing more with you about our success in 2023 and our positive future outlook.

Sincerely,

Bob

Bob Frenzel
Chairman, President and Chief Executive Officer

LETTER FROM THE LEAD INDEPENDENT DIRECTOR



April 9, 2024

Dear Fellow Shareholders:

On behalf of the Board of Directors, I would like to extend an invitation to Xcel Energy's 2024 Annual Meeting of Shareholders. Looking into 2024 and beyond, we see a future that is bright for Xcel Energy's communities, customers, employees and investors.

I am honored to serve as your Lead Independent Director, and I am committed to sustaining the Board's governance role by fostering transparency between our independent directors and management while continuing to build a talented, industry-leading Board. This is done in service to you, our shareholders.

Responsible stewardship of bold investment plans

In 2023, Xcel Energy once again advanced significant long-term strategic objectives for the Company while continuing to serve customers with safe, reliable, affordable and sustainable energy. This included executing on the largest capital investment program in the history of Xcel Energy, investing approximately $6 billion in infrastructure to improve the resiliency of systems, enable clean energy for customers and deliver economic growth and vitality to the communities Xcel Energy serves. And, there's more to come as Xcel Energy embarks on its most ambitious capital investment plan to date: $39 billion over the next five years.

Xcel Energy is looking in the coming years to deploy 15,000 to 20,000 megawatts of new, clean energy into our systems, expand and innovate our transmission and distribution systems and deliver new solutions to customers. As a Board, our top priority is to balance risk management, operational excellence and innovation. In providing independent oversight, we work to ensure that Xcel Energy will continue to lead the nation's clean energy transition, working at the pace of technological innovation and economics without sacrificing customer affordability and reliability, all while remaining one of the most consistent financial performers in the sector.

Safety first, Safety Always

Your Board is committed to Xcel Energy's "Safety Always" initiative, through which we provide the Company's employees and contractors the resources and support they need to do their jobs safely. Safety is an industry-wide focus – frontline workers are constantly within arms' length of live electricity, high pressure natural gas, high-energy steam and busy roadways. In 2023, the Company made significant progress in its Safety Always approach and, as a result, is making Xcel Energy a safer place to work. In 2023, Xcel Energy realized its best safety performance in the past decade. This progress is thanks to a commitment to safety that starts with our frontline and extends all the way to the boardroom.

Active, engaged Board

We have a proven track record of delivery for Xcel Energy and our investors, thanks in part to our sound governance practices. Our combination of independent oversight, broad expertise, specific industry experience and strong engagement help deliver consistent, strong results while Xcel Energy continues to lead this complex, rapidly evolving industry. Our practices ensure effective Board operations, encourage independent thought and judgment and execute appropriate levels of Board oversight.

The Board also enhanced its capabilities this year with the election of Timothy Welsh, who is the Vice Chair of Consumer and Business Banking for U.S. Bancorp, a financial services holding company serving millions of local, national and global customers. Tim's background in delivering excellence for customers while navigating a highly regulated business framework and managing cybersecurity risk provides Xcel Energy valuable governance and oversight skills.

The year ahead

Our commitment to best-in-class governance to represent your interests and deliver outstanding results remains strong. Our practices are detailed in the proxy statement, which I encourage you to review before casting your vote.

On behalf of myself, my fellow directors and Xcel Energy, thank you for your dedicated support of Xcel Energy, its mission and clean energy vision. It is a tremendous honor and privilege to serve as Xcel Energy's Lead Independent Director.

Sincerely,

Kim Williams
Lead Independent Director

TABLE OF CONTENTS

Forward-Looking Statements

The statements contained in this proxy statement about our future performance, including, without limitation, future financial and operational results, strategies, visions, prospects, consequences and all other statements that are not purely historical, are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Although we believe that our expectations are based on information currently available and on reasonable assumptions, we can give no assurance they will be achieved. There are a number of risks and uncertainties that could cause actual results to differ materially from any forward-looking statements made herein. A discussion of some of these risks and uncertainties is contained in our Annual Report on Form 10-K and subsequent filings with the Securities and Exchange Commission ("SEC"), which are available on our website: **xcelenergy.com**. These reports address in further detail our business, industry issues and other factors that could cause actual results to differ materially from those indicated in this proxy statement. In addition, any forward-looking statements included herein represent our estimates only as of the date hereof and should not be relied upon as representing our estimates as of any subsequent date. While we may elect to update forward-looking statements from time to time, we specifically disclaim any obligation to do so, even if our internal estimates change, unless otherwise required by applicable securities laws.

Xcel Energy's website address is xcelenergy.com.
The information on Xcel Energy's website is not a part of, or incorporated by reference into, this proxy statement.

PROXY SUMMARY

Proposals

		Board Vote Recommendation	Page Reference (for more detail)
1	**Election of Directors** Candidates provide the needed experience and expertise to govern the Company and ensure strong independent oversight.	FOR each nominee	Page 21
2	**Advisory Vote on Executive Compensation (Say on Pay Vote)** Our executive compensation program is market based, performance driven and aligned with shareholder interests.	FOR	Page 32
3	**Approval of the Xcel Energy Inc. 2024 Equity Incentive Plan** The proposed equity incentive plan employs sound practices to ensure alignment with shareholder interests.	FOR	Page 58
4	**Ratification of the Appointment of Deloitte & Touche LLP as our Independent Registered Public Accounting Firm for 2024** All independence standards have been met and sound practices are employed to ensure strong, independent financial governance.	FOR	Page 66

How to Vote

If you held shares of Xcel Energy common stock as of the record date (March 25, 2024), you are entitled to vote at the annual meeting.

By Internet	Go to the website at *www.proxyvote.com*, 24 hours a day, seven days a week. You will need the control number that appears on your proxy card or on your Notice of Internet Availability of Proxy Materials.
By Telephone	Call 1-800-690-6903, 24 hours a day, seven days a week. You will need the control number that appears on your proxy card.
By Mail	If you received a full paper set of materials, date and sign your proxy card exactly as your name appears on your proxy card and mail it in the postage-paid envelope provided. If you received a Notice of Internet Availability of Proxy Materials, you may request a proxy card by following the instructions in your Notice. You do not need to mail the proxy card if you are voting by internet or telephone.
During the Meeting	Go to *www.virtualshareholdermeeting.com/XEL2024*. You will need the control number that appears on your proxy card or on your Notice of Internet Availability of Proxy Materials.

About Xcel Energy

We are a clean energy leader that delivers safe, reliable, low-cost electric and natural gas service to millions of homes, businesses and communities across eight states.

Vision

We will be the preferred and trusted provider of the energy our customers need.

Mission

We provide our customers the safe, clean, reliable energy services they want and value at a competitive price.

Values

CONNECTED

COMMITTED

SAFE

TRUSTWORTHY

Strategic Priorities

LEAD THE CLEAN ENERGY TRANSITION	ENHANCE THE CUSTOMER EXPERIENCE	KEEP BILLS LOW

Environmental, Social and Governance ("ESG")

Sustainability is embedded in our strategy. It starts with our mission to provide customers with safe, clean, reliable and affordable energy. Through our strategic priorities, we drive positive results within focus areas important to our business and stakeholders.

Reach Net Zero Responsibly

Achieve climate goals without compromising reliability or affordability


Clean
Safe
Reliable
Affordable

Strengthen Communities

Deliver exceptional service and partnership

Value People

Cultivate a diverse, best-in-class workforce, champion safety, inclusion and equity

Operate With Integrity

Live our values, govern with discipline and respect human rights

Governance Leadership

Our strong financial and operational performance is grounded in a foundation of sound corporate governance and oversight.

Sound Practices

Governance Best Practices

- Regular executive sessions
- Board and management succession plans
- Term limits and mandatory retirement age for directors
- Overboarding policy
- Regular shareholder outreach
- Routine engagement with outside experts
- Annual committee assignments

Shareholder Rights

- Annual election of directors by majority vote
- Annual advisory vote on executive compensation
- Proxy access adopted
- No supermajority voting provisions
- Right to call a special meeting
- Each share is entitled to one vote

Effective Board Oversight

Strategy and Direction

- Annual strategy session and regular strategic updates
- Annual enterprise and compliance risk assessments
- Annual charter reviews and updates
- Clear committee oversight of and executive accountability for sustainability and ESG issues

Performance Monitoring

- Focus on execution and results
- Scorecard governance with metrics aligned to ESG issues
- Annual Board and committee evaluations overseen by the Lead Independent Director

Key Focus Areas

- Safety
- Clean energy and climate leadership
- Cyber and physical security
- Risk management
- Operational excellence and resiliency
- Advanced energy technologies
- Customer experience and affordability
- Human capital management
- Diversity, equity and inclusion ("DEI")

A Diverse, Experienced and Engaged Board

Directors bring extensive and relevant business, leadership and community experience.

31%
female

15%
ethnically and racially diverse

92%
independent

6 years
average tenure

95%
average attendance at Board and committee meetings

New Lead Independent Director and Committee Chairs

In May 2023 we refreshed the leadership of our Board and Board committees by appointing Kim Williams as Lead Independent Director and appointing new chairs to the Audit Committee, Finance Committee and Governance, Compensation and Nominating ("GCN") Committee. We believe that changing these leadership roles provides new perspectives and is a best practice.

Environmental Leadership

We were the first major U.S. energy provider with a commitment to delivering 100% carbon-free electricity by 2050 and the first to set greenhouse gas reduction goals for electricity, natural gas use in buildings and transportation.

Reach Net Zero Responsibly

Achieve climate goals without compromising reliability or affordability

Clean Energy Leadership

- Plans to retire 100% of coal generation fleet by 2030
- In 2023, received approvals to add over 6,000 MW of renewable and firm generation
- Filed net-zero frameworks for our natural gas utilities in 2023
- Over 11,000 MW of existing wind power, including 4,500 MW of owned wind, that has saved customers ~$4 billion since 2017
- Approved transportation electrification programs in New Mexico and Wisconsin and updated plans pending approval in Colorado and Minnesota
- Residential electric and natural gas bills that are 28% and 14% below the national average, respectively
- Department of Energy announced awards of ~$1.5 billion to support Xcel Energy projects, including the Heartland Hydrogen Hub, Form Energy pilot and interregional transmission

GOALS

NET-ZERO ENERGY PROVIDER BY 2050

CO_2 ELECTRICITY	**80% lower** emissions by 2030	**100%** carbon-free by 2050
NATURAL GAS	**25% lower** emissions by 2030	**Net zero** by 2050
TRANSPORTATION	**1 in 5** vehicles are EVs by 2030	**Zero-carbon fuel** by 2050
	70% less water consumption by 2030	

Electricity and water goals compared to 2005 levels; based on owned and purchased electricity provided to customers.

Natural gas goals compared to 2020 levels; spans supply, distribution and end use.

EVs within Xcel Energy service area; zero-carbon fuel accessible to customers within 1 mile of their homes.

Changing Energy Mix


2005
56%
23%
12%
9%
2023
19%
30%
10%
41%
2030E
1%
19%
10%
70%
Coal
Natural Gas
Nuclear
Renewables

On Track to Reduce Carbon Emissions 80% by 2030 from Electricity Provided to Customers

Carbon goals align with science-based scenarios likely to limit warming to 1.5 degrees Celsius as validated by a lead author for the Intergovernmental Panel on Climate Change


Baseline Year
2005
2010
2023
2030
2040
2050
Percent Carbon Emission Reduction
0%
-20%
-40%
-60%
-80%
-100%
Range of Scenarios
Xcel Energy Carbon Trajectory
2023
54%
Reduction
2030
80%
Goal
2050
100%
Carbon-free

Other Environmental Improvements 2005-2023

Sulfur Dioxide	Nitrogen Oxides	Mercury	Coal Ash	Water Consumption
83%	85%	93%	58%	24%

Improvements from Xcel Energy generating plants except for water consumption, which is based on owned and purchased generation.

Social Leadership

Through sound policies, practices and initiatives, we operate with integrity and provide customers and communities with valued energy service and partnership.

Value People

Cultivate a diverse, best-in-class workforce and champion safety, inclusion and equity for everyone

Direct reports to the CEO are 33% female and 11% ethnically diverse, and female representation in senior leadership (vice presidents and above) increased 5% in 2023	>99% of hiring conducted by diverse interview panels 48% of executive sponsorship participants assumed new roles to further their development
29% increase in near miss reporting in 2023 driven by our Safety Always approach	Nearly 63% of our supply chain spend was local, with ~$1.3 billion spent with diverse and small suppliers in 2023

GOALS

Workforce reflects our communities

Social impacts of coal plant closures mitigated

≤ rate of inflation customer bill changes

Local communities supported

25% of spend with diverse & small suppliers by 2025

Strengthen Communities

Deliver exceptional service and partnership to help the places we serve thrive

18 economic development projects initiated in 2023, estimated to produce more than **$2.3 billion** in capital investment and **~1,400** jobs

Multiple coal plants retired and converted since 2007 with **zero** layoffs

Largest property tax payer in multiple states that we serve

>$15 million contributed to local nonprofits by the Xcel Energy Foundation, Company, employees and retirees in 2023

Employees volunteered **>28,000** hours in 2023 while serving on **~530** nonprofit organization and local community boards

In 2023, distributed **$187 million** in energy assistance, supporting **~188,000** customers in need

>2 million smart meters installed, with plans to reach **3 million** in 2024, providing customers with more control and insight



Operate with Integrity

Live our values, govern with discipline and respect human rights

100% of employees and directors are required to complete annual Code of Conduct training	Political contribution policy since 2007, with seven years of reporting	Position statements on human rights, environmental justice and the responsible transition from coal

Financial Results

A sound strategy and disciplined execution allow us to deliver results for shareholders, customers and policymakers alike.

Total Shareholder Return


Xcel Energy
Peer Group Average
EEI Investor-Owned Electrics
S&P 500
-8.7%
-6.6%
-8.7%
26.3%
One Year
1.5%
14.3%
8.2%
33.1%
Three Year
44.8%
36.2%
34.5%
107.2%
Five Year
203.4%
133.2%
126.6%
211.5%
Ten Year

Strong Track Record of Sustained Growth

	From 2022 to 2023	2005 to 2023 CAGR[(1)]
Ongoing EPS Growth[(2)]	5.7%	6.1%
Dividend Growth	6.7%	5.0%
Stock Price Change[(3)]	-11.7%	7.0%

Deliver long-term annual EPS growth of 5-7%

- Met or exceeded ongoing EPS guidance for 19 consecutive years
- Increased dividend for 20 consecutive years

(1) CAGR refers to compound annual growth rate.

(2) Ongoing earnings per share ("EPS") is a non-GAAP number and is defined in Appendix A, which reconciles this amount to GAAP EPS for each period.

(3) The dates used to calculate the 2023 stock price change were December 31, 2022 and December 31, 2023.

Positioned for the Future

Sustainably investing in advanced energy delivery system for customers and communities

- Improve resiliency
- Maintain reliability
- Keep bills low
- Deliver economic growth
- Enable clean energy
- Enable electrification

Capital Forecast 2024-2028*


14%
Renewables
8%
Natural Gas System
13%
Electric Generation
8%
Other
$39
Billion
27%
Electric Distribution
30%
Electric Transmission
~9.0% Expected
Rate Base CAGR
2023-2028

* This base capital forecast excludes potential additional generation investment associated with resource plans across our service territories.

Results-Driven Compensation

Our compensation programs are performance based, market competitive and aligned with our strategic priorities, linking incentive opportunities to the performance expected of us by our shareholders and customers.

Performance Based

Majority of compensation for executive officers is variable and at risk	Motivates achievement of financial, operational and ESG goals, set at levels that are challenging yet achievable

CEO

89% Performance and Stock-Based | Base Salary **11%**

All Other NEOs (average)

78% Performance and Stock-Based | Base Salary **22%**

Market Competitive

Competitive target pay opportunities, program design and challenging performance goals set annually	Set in consideration of our industry peer group and broad market trends	Enables us to attract, motivate and retain talented leaders

Aligned with Strategic Objectives

Long-term Incentive Grants

50% of Grant	Based on Total Shareholder Returns	**Create Shareholder Value**
30% of Grant	Based on Carbon Emissions Reduction	**Execute Key Environmental Initiatives**
20% of Grant	Time-Based	**Retain Top Talent**

CORPORATE GOVERNANCE

Serving shareholders well is a key priority for our Board. We believe that the most effective oversight comes from:

- Strong and effective practices in corporate governance and ethical business conduct, as these practices create the business culture that drives successful performance.
- Directors who bring a diverse range of experiences and perspectives contributing to the collective skills, qualifications and attributes needed to provide sound governance.
- An engaged Board that works well as a whole, with members bringing their experience to the table and conversing freely with each other and management to create an environment of well-functioning oversight.

Xcel Energy has the practices, the Board and the management team to deliver consistent and strong results for shareholders.

We regularly monitor issues and trends in corporate governance and employ practices that best serve our shareholders. Current practices include:

- **Leadership and organization most appropriate to our business.** Ours is a rapidly changing business that benefits from industry experience and expertise coupled with strong independent oversight. Through the roles of the Chairman and CEO, Lead Independent Director and committees of independent directors, we are best positioned to continue delivering strong results. We annually review this structure to ensure it remains the best suited for our business.
- **Sound practices to ensure effective Board operations.** To ensure the Board remains focused on the right issues over time, Xcel Energy regularly assesses enterprise risks and industry trends and then refreshes charters and practices as appropriate.
- **Effective Board planning and succession.** Succession planning is important for both management and the Board. We employ proven practices to ensure regular and planned Board refreshment while maintaining valuable and reasonable continuity to ensure effective oversight over the long term.
- **Strong governance practices.** We keep abreast of developments in corporate governance and adopt those practices that best serve our shareholders.
- **Regular oversight of key corporate policies.** Our governance practices set the foundation for excellent management and operations for the Company. Corporate policies communicate expectations to employees so they understand and adhere to good business conduct.

Highlights of our practices are summarized in the following table, followed by additional explanation of key features.

Corporate Governance Documents

The following documents can be found on our website at **xcelenergy.com** under "Company—Corporate Governance" and are also available free of charge to shareholders who request them.

- Guidelines on Corporate Governance
- Amended and Restated Articles of Incorporation
- Bylaws
- Code of Conduct
- Political Contributions Policy
- Audit Committee Charter
- Finance Committee Charter
- Governance, Compensation and Nominating Committee Charter
- Operations, Nuclear, Environmental and Safety Committee Charter

Shareholders may request our governing documents by writing our offices at: Corporate Secretary, Xcel Energy Inc., 414 Nicollet Mall, Minneapolis, Minnesota 55401. We publish any amendments to the Code of Conduct and waivers of the Code of Conduct for our executive officers or directors on our website.

Summary of Governance Practices

Structure	
Lead Independent Director	Specified duties ensure robust independent oversight and effective flow of information between management and independent directors. Board leadership structure is reviewed annually.
Committees	Membership and chairs are reviewed annually and are set to both leverage directors' expertise and provide development opportunities to promote effective oversight over the long term.
Independence and Expertise	The GCN Committee regularly reviews and validates director independence and assesses desired expertise for potential new directors to ensure the Board is well positioned to effectively manage risks and execute strategies. The Board also annually determines which directors meet the Nasdaq and SEC independence standards and qualify as audit committee financial experts.

Practices	
Risk Management	Regular updates are provided to the Board, and new and emerging risks are assigned to the appropriate committee. Regular updates on compliance risks and legal risks are provided to the Audit Committee, which oversees plans to mitigate those risks.
Strategy Session	The Board holds a regular session to review the industry landscape, hear from outside experts and refine strategies for execution. The Board and committees receive updates throughout the year on progress made on the key initiatives to execute those strategies.
Annual Evaluations	The Board employs a formal and regular process to evaluate Board and committee operation effectiveness and address identified areas for improvement. This evaluation process includes surveys, individual director conversations with the Lead Independent Director and executive session discussions at both the Board and committee levels.
Training	Every committee regularly identifies topics and dedicates committee time to training that keeps them engaged in emerging issues and best practices. Directors are also encouraged to participate in topical conferences and off-site training opportunities, including specialized training in overseeing nuclear operations, audit committee issues and industry topics.

Tenure Policies	
Term Limit	Directors may not serve on the Board for more than 15 years. Having this requirement, coupled with the mandatory retirement age, is rare among our peers and most public companies and provides an additional impetus to board refreshment.
Mandatory Retirement	Directors must retire on the day of the annual meeting of shareholders after turning age 72.
Change in Principal Employment	Directors must offer to resign upon any substantial change in principal employment.

Shareholder Rights	
Shareholder Voting	Our shareholders have the opportunity to annually vote for directors, provide an advisory vote on executive compensation and ratify the selection of auditors. Directors are elected by majority vote. Each share is entitled to one vote.
No Supermajority	There are no supermajority voting provisions.
Shareholder Rights	Shareholders have the right to call a special meeting in accordance with our bylaws.
Proxy Access	Shareholders have the ability to include candidates for nomination as directors in our proxy statement, in accordance with the terms of our bylaws.
Opportunities to be Heard	We allow our shareholders to submit questions at our annual meeting and provide published lines of communication to our directors and management.

Corporate Policies	
Code of Conduct	Our Code of Conduct guides our actions and frames the honest and ethical practices needed for business success. The GCN Committee annually reviews the Code of Conduct and requires annual training of directors, officers and employees.
Stock Ownership Requirements	Directors and executive officers are required to maintain specific levels of stock ownership.
Hedging and Pledging	We have policies that prohibit hedging and restrict pledging of our stock.
Political Contributions, Lobbying and Government Communications	Our policy governs our engagement with policymakers and holds us to high ethical standards. Our policy requires advanced approval for contributions to candidate campaigns, ballot measures or initiatives and organizations registered under Section 527 of the Internal Revenue Code, and all contributions to 501(c)(4) organizations. We also provide more disclosure than is required by law and annually disclose our political contributions on our website.
Environmental	We are committed to environmental excellence, adhere to policies to ensure environmental compliance and adopt environmental initiatives that enhance value to customers and shareholders.

Leadership Structure and Roles

Our Board leadership structure consists of a combined Chairman and CEO position, complemented by a Lead Independent Director chosen annually from our independent directors. This structure, along with other corporate governance practices discussed below, provides sound and independent oversight of the Company. The Board believes that this structure is best suited for the Company at this time and serves shareholders well. We annually review our Board leadership structure to confirm it is most effective for our business.

The combined Chairman and CEO role brings to the Board important experience and expertise of the Company and our rapidly changing industry. The skills and experience of the CEO are well suited for the role of Chairman, putting the Board in the best position to assess key industry drivers, identify important changes in the energy and consumer landscape and develop effective strategies. The Lead Independent Director likewise plays a critical role in our governance structure, working with both the independent directors and management to ensure the Company is well positioned with sound strategy, solid risk management and effective governance. The Lead Independent Director role is well defined, with responsibilities consistent with best practices.

Mr. Frenzel serves in the combined Chairman and CEO role. Prior to Mr. Frenzel assuming the role of Chairman, the Board deliberated on our Board leadership structure and concluded then, and continues to believe, that our historical approach of combining the roles of Chairman and CEO while maintaining strong, independent board leadership is the optimal leadership structure for the Board to carry out its oversight of our strategy, business operations and risk management. The Board determined that in the combined role, Mr. Frenzel would be able to provide the benefit of his extensive experience in the energy industry to both the Company and the Board and that his thorough understanding of the opportunities and challenges facing the industry would be valuable at both the Board and management levels.

Ms. Williams serves as our Lead Independent Director, having been elected to serve a one-year term in May 2023. The key responsibilities of our Lead Independent Director, per our Guidelines on Corporate Governance, are as follows:

Key Responsibilities of Lead Independent Director

- Presides at all meetings of the Board at which the Chairman is not present and at all Board executive sessions of the independent directors.
- Maintains regular communications with the independent directors, including an annual evaluation process.
- Serves as a liaison between the Chairman and the independent directors.
- Approves the agenda, materials provided to the directors and the meeting schedules.
- Calls meetings of the independent directors, as necessary.
- Meets with major shareholders on occasion, as requested.
- Develops and maintains a process for CEO and Board succession planning with the GCN Committee.

The final piece of this governance structure is the independent directors. All but one of our current directors are independent. Our directors are effective leaders, comfortable with their role of representing shareholders and maintaining objectivity in the Board's deliberations. They conduct business via a well-established committee structure that governs risk management and mitigation as assigned by the Board and reports back to the Board through an efficient and effective process.

The Board believes that this structure ensures that directors receive the information, industry insights and direction needed to form successful strategies while maintaining the independence necessary to ensure effective governance and oversight. Our business is unique in that it is price-regulated, operates under a complex set of federal, state and local regulations and is undergoing significant transformation. Working with the Lead Independent Director, the Chairman is positioned to effectively lead the development of strategy and provide information and insight on our opportunities, challenges and performance.

Risk Oversight

A key accountability of the Board is the oversight of material risk, and our Board leadership structure positions the Board well to oversee risk management. As outlined below, management and each Board committee have responsibilities for overseeing the identification and mitigation of key risks and reporting their assessments, activities and initiatives to the full Board.

Management identifies and analyzes risks to determine materiality and other attributes such as timing, probability and controllability. Management broadly considers our business, the utility industry, business and policy trends, the domestic and global economies and the environment to determine enterprise risks and actions to mitigate them, and employs a robust program to identify, assess, manage and mitigate compliance risks.

Key Components of Management's Oversight and Mitigation of Risk

Identify and analyze materiality of risks through:

- Formal key risk assessment
- Financial disclosure process
- Hazard risk management process
- Internal auditing and compliance with financial and operational controls
- Business planning process
- Development of strategic goals and key performance indicators ("KPIs")

Provide regular presentations to the Board regarding risk assessment and mitigation, including:

- Comprehensive risk overview
- Legal and regulatory risks
- Operating risks
- Financial risks
- Compliance risks
- Environmental risks
- Cybersecurity risks

Manage and mitigate risks through use of management structures and groups, including:

- Management councils
- Management risk committees
- Advice from internal corporate areas

Employ a robust compliance program for the mitigation of risk, including:

- Adherence to our Code of Conduct and other compliance policies
- Operation of formal risk management structures and groups
- Focused management to mitigate the risks inherent in the implementation of our strategy

The Board approaches risk oversight and mitigation as an integral and continuous part of its governance of the Company as depicted below:

The Board regularly reviews management's key risk assessment and analyzes areas of existing and future risk opportunities.

The Board assigns oversight of certain critical risks to each of its four standing committees to ensure these risks are well understood and provides focused oversight by the committee with the most applicable expertise.

New risks identified during the risk assessment process are considered and assigned as appropriate, typically during the annual Board and committee evaluation process, with committee charters and annual work plans updated accordingly.

Committees regularly report on their oversight activities, and certain risk topics may be brought to the full Board for consideration where deemed appropriate to ensure broad Board understanding of the nature of the risk.

The Board conducts an annual strategy session where the Company's future plans and initiatives are reviewed and confirmed in light of the current and projected landscape.

The Audit Committee is responsible for reviewing the adequacy of risk oversight and affirming that appropriate oversight occurs. Current risk assignments are as follows:

Board of Directors

Overall identification, management and mitigation of risk, with a focus on strategic risks

Audit Committee

- Financial reporting and internal control risks
- Risk management policies and guidelines
- Compliance risk assessment and mitigation
- Litigation risks

Finance Committee

- Financial risks, including liquidity, credit, capital market and insurance risks

GCN Committee

- Executive compensation-related risks
- Political activity risks
- ESG risks
- Board and management succession risks

ONES Committee

- Operating risks, including safety, nuclear, environmental, carbon, electric and natural gas operations, cybersecurity and physical security and wildfire risks

This tiered and structured approach provides a comprehensive risk management framework designed to protect shareholder interests. For example, the Board employs oversight of the risks associated with cybersecurity and the physical security of our assets, with information security matters being discussed at each regular board meeting as well as at the Operations, Nuclear, Environmental and Safety ("ONES") Committee and Audit Committee meetings throughout the year. While the ONES Committee has primary committee responsibility for this topic due to the operational issues involved, the Board has determined that the topic is of sufficient importance to warrant this comprehensive oversight approach. Likewise, given the importance of employee and public safety in our industry, the Board is regularly briefed on our approach to safety. Augmenting such oversight efforts, the Board conducts drills to practice its response in a possible emergency situation to ensure it is well prepared and positioned to perform in a possible crisis.

The Board also employs a process of ensuring compliance practices are sound, a particularly important topic given our highly regulated business. Management performs a regular compliance risk assessment as a companion to the enterprise risk assessment, providing a focused overview of the unique areas of compliance risk the Company faces. The Audit Committee is apprised of compliance risks via regular briefings and written updates to ensure these risks are appropriately managed and mitigated.

Board Committees

Structure

The Board employs a committee structure to assist in conducting its work and regularly refreshes that work in light of risk assessments. By assigning responsibilities to committees with particular expertise and focus, the Board can ensure it fulfills its duties in an efficient and effective manner.

Our Board has established the following committees: Audit, Finance, GCN and ONES. The committees are made up exclusively of independent directors, with members of the Audit Committee and GCN Committee meeting additional independence criteria. Each committee operates under a written charter that clearly defines its responsibilities, which is regularly reviewed at both the committee and Board levels. Committees have the authority to engage outside experts, advisors and counsel to assist in their duties, as needed. Each committee undertakes a regular evaluation process and members participate in training on relevant topics to ensure the committee functions well and directors are well educated on issues. The committee chairs report committee activities and actions to the full Board at the Board meeting following the committee meeting. Each committee has a scheduled executive session which is held after each committee meeting. For topics having broad implications for Xcel Energy, the full Board may hear or act on any issue, and committees may provide updates to the full Board for its information and consideration. Likewise, a committee may delegate all or a portion of its responsibilities to a subcommittee, as appropriate. This flexibility can be employed as appropriate to ensure risks are effectively overseen and managed. Additional information regarding these governance practices is provided under Board Practices below.

The following table details the committee membership as of March 25, 2024 and the number of committee meetings held in 2023.

Name	Audit Committee(1)(2)	Finance Committee(3)	GCN Committee(2)	ONES Committee(3)
Megan Burkhart	●		●	
Lynn Casey		●		●
Netha Johnson		●		●
Patricia Kampling	● F		●	
George Kehl	C F	●		
Richard O'Brien		C	●	
Charles Pardee	●			C
Christopher Policinski			C	●
James Prokopanko	●	●		
Tim Welsh	●			●
Kim Williams			●	
Daniel Yohannes		●		●
Meetings in 2023	7	5	4	4

F Financial Expert

C Committee Chair

● Committee Member

(1) All members are financially literate and no member serves on the audit committee of more than three public company boards.

(2) All members meet the Nasdaq and SEC standards for independence.

(3) All members meet the Nasdaq standards for independence.

Meeting Attendance

During 2023 the Board met six times, and the independent directors met in executive session without management present on all six occasions. The average attendance for all directors at Board and committee meetings was approximately 95%, with nine of our directors attending 100% of Board and applicable committee meetings. Each director also attended a half-day strategy session and related executive session. We do not have a formal policy but encourage our directors to attend the annual meeting of shareholders. All of the then-serving directors attended the 2023 Annual Meeting of Shareholders.

Committee Responsibilities

Audit Committee

- Oversees the financial reporting process, including the integrity of our financial statements, compliance with legal and regulatory requirements and our Code of Conduct and the independence and performance of internal and external auditors.
- Reviews the annual audited financial statements and quarterly financial information with management and the independent registered public accounting firm.
- Appoints and evaluates the performance of our independent registered public accounting firm.
- Reviews with management our major financial risk exposures and the steps management has taken to monitor and control the exposures, including our risk assessment and risk management guidelines and policies.
- Reviews the compliance risks and implementation and effectiveness of our compliance and business conduct program.
- Reviews the scope and the planning of the audit with both the internal auditors and the independent registered public accounting firm.
- Reviews the findings and recommendations of both the internal auditors and the independent registered public accounting firm and management's response to those recommendations.
- Prepares the Report of the Audit Committee included in this proxy statement.

GCN Committee

- Determines Board organization, selection of director nominees and recommendations regarding director compensation.
- Recommends Lead Independent Director and Board committee memberships.
- Develops effective CEO and Board succession plans.
- Evaluates performance of the CEO.
- Approves executive officer compensation, including incentives and other benefits.
- Oversees compensation and governance-related risks.
- Establishes corporate governance principles and procedures.
- Oversees our Code of Conduct.
- Reviews our political contributions policy, lobbying expenditures, contributions and key lobbying activity.
- Oversees activities and reporting of ESG matters, including oversight of DEI.
- Reviews our workforce strategy and risks and the process for management development and long-range planning.
- Reviews proxy disclosures regarding director and executive officer compensation and benefits.
- Prepares the Report of the Compensation Committee included in this proxy statement.

Finance Committee

- Oversees corporate capital structure and budgets and recommends approval of major capital projects.
- Oversees financial plans and key financial risks.
- Oversees dividend policies and makes recommendations as to dividends.
- Oversees insurance coverage and banking relationships.
- Reviews investment objectives of our nuclear decommissioning trust and trusts for our employee benefit plans.
- Oversees investor relations.
- Reviews and recommends lines of new business.

ONES Committee

- Oversees nuclear strategy, operations and performance, including the review of findings from reports, inspections and evaluations.
- Oversees the performance of our significant electric and natural gas operations.
- Reviews environmental and climate strategy, compliance, performance issues and initiatives.
- Reviews material risks relating to our nuclear operations and environmental and safety performance, as well as risks, performance and compliance with operations measures of our electric and natural gas systems.
- Reviews safety performance, strategy and initiatives.
- Reviews customer service performance, performance issues and initiatives.
- Oversees physical and cybersecurity risks related to plants and operations as well as wildfire risk.
- Periodically tours facilities and conducts meetings at key Company locations, including nuclear plants.
- Oversees enterprise-wide operational risks and performance.

Board Practices

Coordinating Officer

Each committee is supported by a senior member of management who works directly with the committee chair in setting agendas, providing supporting materials, ensuring charter requirements are fulfilled and communicating with committee members. This function provides another avenue for directors to meaningfully engage with members of management to gain a deeper understanding of the issues impacting the business and the effectiveness and impact of strategic initiatives and risk mitigation efforts. The effectiveness of the coordinating officer role is evaluated as part of the annual evaluation process.

Evaluations

The Board and committees conduct the annual evaluation process set forth below to assess the effectiveness of their processes, identify issues or topics for further exploration and provide feedback on the quality and timeliness of information from management, among other things.

Board and Committee Evaluation Process

Written Surveys

Each director completes an evaluation on the operation of the Board and committees on which the director serves.

Interviews

The Lead Independent Director interviews each board member to solicit additional feedback.

Board Discussion

Results of the Board and committee assessments are provided to the directors and discussed at Board and committee meetings.

Feedback Incorporated

Input and feedback from the evaluation process are incorporated into Board practices.

Regular assessments provide valuable information to support continual improvement in Board and committee governance practices and ensure management is meeting the expectations of Board members. The Board believes the annual evaluation process is an important component of sound governance and is helpful in driving continued improvement in the overall effectiveness of Board and committee oversight. For example, in 2023 we included additional presentations to the Board in response to feedback received during the annual evaluation process.

Training

Committees are regularly apprised of new and emerging requirements and trends facing the industry. Each committee conducts training on topics relevant to its responsibilities, and committees regularly seek input to prioritize training topics. In addition, the ONES Committee participates in site visits to gain understanding of our operations, including tours of our nuclear plants, and the full Board has toured certain facilities to gain even deeper understanding of various aspects of our business. Directors are also encouraged to participate in outside training on topics related to corporate governance and industry issues. Under our Guidelines on Corporate Governance, each new director is expected to participate in a detailed orientation process and each sitting director is expected to participate in periodic continuing education.

We arrange for continuing education opportunities periodically for directors and facilitate their participation. During 2023, members of the Board attended outside trainings on topics such as emerging trends in audit issues, best practices in corporate governance and industry developments, and many directors have attended training from the Institute of Nuclear Power Operations, which addresses issues specific to oversight of nuclear operations.

Director Succession Planning

The Board employs robust practices to ensure strong continuity of skills and leadership over time through sound succession planning. The GCN Committee regularly develops and the Board regularly reviews succession plans for the CEO and other top leaders, as well as plans to develop and/or acquire talent in key positions of management. Likewise, the GCN Committee regularly reviews and identifies anticipated changes in Board make-up given director tenure and age requirements and needed skills for appointment of new directors to the Board. Since 2020, seven new directors have joined our Board. The GCN Committee also considers and develops paths for Board leadership positions, such as committee chairs and the Lead Independent Director, and for ensuring diversity of experience, gender and race. The Board has been successful in identifying, recruiting and recommending diverse candidates who complement current director skills and attributes and bringing on new directors with unique skills that are important to our business. The Board plans to continue to develop and execute plans to ensure sound governance, strong leadership and business continuity through effective succession planning. In performing its responsibilities for identifying, recruiting and recommending candidates to the Board, the GCN Committee is committed to including in the candidate pool qualified candidates who reflect diverse backgrounds, including gender and race. If the GCN Committee is unable to identify, recruit and recommend such candidates to the Board, the GCN Committee will engage a third-party search firm and instruct the firm to include candidates with diverse backgrounds in the pool of candidates, consistent with the "Rooney Rule."

Process for Identification and Review of Director Candidates

Sources for Identifying Candidates

- Independent directors
- Shareholders
- Independent search firms
- Management

Candidate Pool

In-Depth Review

- Screen qualifications
- Consider diversity
- Review independence and potential conflicts
- Meet with directors
- Consider skills matrix

Recommend Selected Candidates for Appointment to our Board

7 New Directors between 2020-2024

Strategy Session

The Board annually conducts a strategy session to consider new and emerging industry trends, consult with outside experts and assess current strategies and key initiatives to ensure the Company is well positioned for the future. This session offers the opportunity for a fluid exchange of information and ideas, helping to refine the current approach, identify new opportunities and risks and establish key objectives to be monitored throughout the year as the strategies are executed. Agendas for future Board meetings are set in consideration of these objectives.

Key Performance Indicators and Scorecard Development

The GCN Committee reviews and approves KPIs and our internal corporate scorecard annually to ensure our goals are appropriately aligned with corporate priorities. The annual refinement of KPIs establishes the long-term oversight of operational goals that promote the best interests of our shareholders, customers and employees.

Shareholder Engagement and Investor Outreach

We believe that regular, transparent communication with our shareholders and other stakeholders is essential to our long-term success. We have continued our practice of engaging with shareholders throughout the year on a range of topics. Presentations at financial conferences, meetings with sell-side analysts and investors, regular outreach on governance topics and responding to inquiries are examples of activities we employ. In 2023, we reached out to shareholders representing approximately 50% of our outstanding shares to discuss governance matters. We value the feedback we receive during our conversations with investors. The Board receives regular updates on our shareholder engagement efforts, and shareholders may reach out to the Board with any questions or concerns as described under Communications with the Board below.

We also voluntarily disclose ESG performance and metrics, including but not limited to our Sustainability Report, science-based carbon reduction scenarios and our response to the Task Force on Climate Related Financial Disclosures. These and other disclosures are available on our website at **xcelenergy.com**.

Overview of Current Practices

Transparency

- 5-year forecast for capital expenditures, financing plan and credit metrics
- Long-term growth objectives for EPS and dividends
- Sustainability goals, progress and related policies
- Third-party verified emission disclosures (since 2005)
- Compensation alignment to ESG issues, including carbon reduction and DEI
- Diversity, Equity and Inclusion brief
- Workforce representation disclosures, including EEO-1 Report

Outreach

- Investor conferences and non-deal roadshows. In 2023, we:
  - — Participated in 23 events
  - — Conducted ~200 meetings with ~475 institutional investors
- Proactive governance meetings
- Meetings requested with management
- Annual shareholder meeting

2023 Engagement Topics

- Strategy, growth outlook and consistent track record of meeting financial goals
- Regulatory issues and developments
- Environmental issues, such as carbon reduction, our natural gas vision, wildfire risk and electric vehicle and transportation plans
- Social issues, including just transition, safety and DEI efforts
- Governance issues including climate risk, cybersecurity and executive compensation
- Proxy statement disclosure recommendations which have been reflected herein

Communications with the Board

The Board welcomes your input. You may communicate with the Board in two ways: (1) you may send correspondence to the attention of our Corporate Secretary at Xcel Energy Inc., 414 Nicollet Mall, Minneapolis, Minnesota 55401 or (2) you may contact the Board directly via email at BoardofDirectors@xcelenergy.com. These emails are sent to an independent director designated to receive such communications. The email is simultaneously sent to the Corporate Secretary's office, who may act as agent for the Board and coordinate the response. If the receiving director requests the Company to respond on behalf of the directors, a copy of the Company-prepared response is provided to the receiving director. If the receiving director does not request a response, the agent acting for the receiving director will provide a summary of the actions taken. The Board reserves the option to review and change this policy due to the nature and volume of the correspondence.

Determining Executive Officer and Director Compensation

The GCN Committee has broad authority to develop and implement compensation policies and programs for executive officers and directors. The GCN Committee may retain independent, external compensation consultants to assist in this effort and may change consultants at any time during the year if it determines that a change would be in the best interests of the Company and our shareholders.

To assist in setting 2023 compensation, the GCN Committee retained Meridian Compensation Partners, LLC ("Meridian") as its independent executive compensation consultant. Meridian is an independent consulting firm delivering advisory services to compensation committees and does not perform any assignments for the Company other than providing executive and director compensation services for the GCN Committee.

Several internal controls exist to ensure the independent judgment of Meridian:

- Meridian reports directly to the GCN Committee and not to management.
- Meridian routinely participates in executive sessions of the GCN Committee without members of management present.
- The GCN Committee has the exclusive authority to hire, retain and set the compensation for its executive compensation consultant and advisors.

The GCN Committee assessed Meridian's independence pursuant to Nasdaq and SEC rules and concluded that no conflict of interest exists that prevents it from independently advising the GCN Committee. In its oversight of our 2023 executive compensation program, the GCN Committee worked with Meridian, the CEO and the Chief Human Resources Officer. The GCN Committee received additional support from the Vice President, Corporate Secretary and the Executive Vice President, Chief Legal and Compliance Officer. In 2023, the CEO and other officers provided recommendations with respect to:

- The corporate performance objectives and goals on which awards of both annual and long-term incentive compensation are based.
- Attracting, retaining and motivating executive officers.
- Information regarding financial performance, budgets and forecasts as they pertain to executive compensation.
- Market information regarding compensation levels, practices and trends.

Additional information regarding the determination of executive compensation is included in the Compensation Discussion and Analysis ("CD&A") beginning on page 33. Information about our director compensation practices is provided beginning on page 64.

Board Planning and Composition

We believe that the most effective oversight comes from a Board of Directors that represents a diverse range of experience and perspectives that provide the collective skills, qualifications and attributes necessary to provide sound governance. We also believe it is important for the Board to work well as a whole, with directors bringing their experience to the table and conversing freely with each other and with management to create an environment that results in well-functioning oversight. The GCN Committee regularly reviews with the Board the experience and attributes desired for effective governance in our changing industry and evaluates the current Board makeup in light of these criteria.

Key Skills, Expertise and Attributes of the Director Nominees

The Board has identified key skills, expertise and attributes that are important for effective governance of Xcel Energy. Each director brings to us a wealth of experience that combines to varying degrees many or all of these skills, but some have more in-depth experience in a particular area than others. Consistent with the goal of ensuring a comprehensive mix of skills and expertise is represented at the Board table, below we capture how the director nominees contribute to both the general skills mix (organized by key attribute), as well as the specialized expertise relevant to that attribute. In making this assessment, we considered the experience each director brings from work, education, service on other public company boards and engagement in community, civic and business organizations.

The key skills and specialized expertise held by each director nominee are set forth in the following matrix.

	Burkhart	Casey	Frenzel	Johnson	Kampling	Kehl	O'Brien	Pardee	Policinski	Prokopanko	Welsh	Williams	Yohannes
Leadership & Strategy	●	●	●	●	●	●	●	●	●	●	●	●	●
Public Company/Large Organization CEO			●		●		●		●	●			
Legal, Policy and Governance	●		●		●	●	●		●	●	●	●	●
Human Resources Management and Executive Compensation	●	●	●		●		●		●	●	●	●	
Risk Management	●	●	●	●	●	●	●	●	●	●	●	●	●
Finance			●	●	●	●	●	●	●	●	●	●	●
Audit Committee Financial Expert					●	●	●				●	●	
Investment Oversight			●	●	●		●	●	●	●		●	●
CFO Experience			●		●		●						
Regulated Industry	●		●		●	●	●	●	●	●	●	●	●
Utility and Energy Sector			●		●		●	●					●
Nuclear Leadership and Expertise			●					●					
Environmental	●		●	●	●		●	●	●	●		●	●
Customer & Community	●	●	●	●	●	●	●	●	●	●	●	●	●
Nonprofit Board Governance	●	●	●	●	●	●	●	●	●	●	●	●	●
Consumer-Facing Business Experience	●	●	●	●	●				●		●		

Leadership & Strategy

Directors who hold or have held significant leadership positions provide the Company with valuable insights. These people generally possess strong leadership qualities as well as the ability to identify and develop those qualities in others. They demonstrate a practical understanding of strategy development and corporate governance, know how to create growth and value and prioritize creating a strong corporate culture. Specialized expertise includes:

- Public Company/Large Organization CEO Experience
- Legal, Governance and Policy Expertise
- Human Resource Management and Executive Compensation Experience

Risk Management

Effectively managing risk in a rapidly changing environment is critical to our success. Directors should have a sound understanding of the most significant risks facing the Company and the experience needed to provide effective oversight of risk management processes.

Finance

Accurate financial reporting and auditing are critical to our success, and so we seek to have a number of directors who qualify as audit committee financial experts. Given the highly capital-intensive nature of our business, we also seek directors who have experience overseeing large capital projects and complex financings. Specialized expertise includes:

- Audit Committee Financial Expert
- Investment Oversight Expertise
- Chief Financial Officer Experience

Regulated Industry

Our industry is heavily regulated and directly affected by government actions. Our operations are complex, and addressing rapidly changing industry issues has strategic implications. As such, we seek directors with experience working closely with government agencies or in highly regulated businesses, or with experience in industries that require extensive permitting and community engagement to conduct business. Specific expertise includes:

- Utility and Energy Sector Experience
- Nuclear Leadership and Expertise

Environmental

The production of energy has environmental impacts, and how we address rapidly evolving environmental regulation is critical to our business. Directors with experience in addressing complex environmental regulations or siting major facilities bring valuable expertise to our Board.

Customer & Community

Given the essential service we provide, understanding the needs and interests of stakeholders is critical. Directors with experience in customer-facing industries bring valuable expertise as we prepare for a more competitive energy market. Likewise, a keen understanding of community issues and interests is important, as our success is tied to the success of the communities we serve. Specific experience includes:

- Nonprofit Board Governance
- Consumer-Facing Business Experience

In evaluating director nominees, the GCN Committee considers experience in the areas identified above and expects director nominees to have proven leadership skills, sound judgment, integrity and a commitment to the success of the Company. For incumbent directors, the GCN Committee considers attendance, past performance on the Board and contributions to the Board and applicable committees. In addition to experience and expertise, when assessing Board composition and director nominees the GCN Committee and the Board also consider independence, diversity and tenure, each of which is discussed in turn below.

Director Independence

Director independence is a critical requirement for sound governance. The Board reviews independence at least annually – when candidates are nominated for re-election and upon position changes during the year. The Board determines director independence under the standards established by Nasdaq, which we have adopted with a four-year look back. In addition, a director who is an employee or representative of a significant supplier of any Xcel Energy business unit or legal entity will not be "independent" unless the relationship was entered into with the supplier as a result of competitive purchasing practices. When evaluating director independence, the Board has determined that the receipt of regulated electric and gas service from the Company does not constitute a material relationship. As part of the Board’s annual independence review, the Board reviews ordinary course of business transactions in which directors have an interest and considers regulatory requirements, including potential competitive restrictions and interlocks, and other positions and directorships held.

92% Directors are independent

The Board specifically considered Xcel Energy's ordinary course transactions with U.S. Bancorp when determining Mr. Welsh's independence. During 2023, U.S. Bancorp affiliates provided service to Xcel Energy and our affiliates for which we paid U.S. Bancorp approximately $1.8 million, which was less than .00001% of U.S. Bancorp’s annual revenue. The services provided included trustee services, service as one of six co-lead underwriters (but not as the lead billing and delivery underwriter) on a public debt securities offering by one of our subsidiaries, as well as miscellaneous banking services. U.S. Bancorp's involvement

as an underwriter was not advisory in nature and did not involve access to strategic decision-making. The Board considered the nature and relative size of the transactions, the lack of Mr. Welsh's personal involvement in the transactions and the routine commercial nature of such transactions. Based on its consideration of these factors, the Board determined that none of the transactions impaired Mr. Welsh's independence. In addition, none of the transactions were related-party transactions because Mr. Welsh did not have a direct or indirect material interest in the listed transactions.

Each of our directors and director nominees, other than Mr. Frenzel, is independent. The Board has satisfied, and expects to continue to satisfy, its objective to have no more than two directors who are not independent serving on the Board at any time.

Board Demographics and Diversity

Diversity of backgrounds, experience and thought is important in ensuring effective risk oversight. We seek directors who bring a variety of skills, expertise and experience to the Board, including diversity of gender and race. Our Guidelines on Corporate Governance identify diversity as an important consideration when seeking candidates for the Board. Ethnicity, gender, age, disability, veteran status, sexual orientation, race, national origin, color, religion, creed, geographic representation, education and personality are considered. The GCN Committee has focused on recruiting and recommending diverse candidates to complement current director demographics.

Embracing diversity is a cornerstone of our corporate culture. Our directors represent a diverse range of experience and backgrounds and come together to govern Xcel Energy as an effective whole.

Nasdaq Board Diversity Matrix
(based on current Board composition as of April 9, 2024)

	Female	Male
Total Number of Directors	13	
Part I: Gender Identity		
Directors	4	9
Part II: Demographic Background		
African American or Black	0	2
White	4	7

31%
Directors are female

15%
Directors are ethnically and racially diverse

	Burkhart	Casey	Frenzel	Johnson	Kampling	Kehl	O'Brien	Pardee	Policinski	Prokopanko	Welsh	Williams	Yohannes
African American or Black				●									●
Alaskan Native or Native American													
Asian													
Hispanic or Latinx													
Native Hawaiian or Pacific Islander													
White	●	●	●		●	●	●	●	●	●	●	●	
Two or More Races or Ethnicities													
Male			●	●		●	●	●	●	●	●		●
Female	●	●			●							●	
Age	52	68	53	53	64	65	70	64	65	70	58	68	71
Tenure	1	5	3	4	3	4	11	3	14	8	<1	14	7

Director Tenure and Board Refreshment

6 Years

Average Director Tenure


Less than 5 years
7
5 to 10 years
3
11 to 15 years
3

The Board believes that diversity in tenure creates a good mix of perspectives with longer-tenured directors bringing a deep understanding of the Company while new members bring a fresh perspective and expertise helpful to keeping abreast of a changing industry.

As of the date of this proxy statement, the Board consists of 13 directors whose tenure is shown in the graphic to the left. To facilitate board refreshment, we have term limits for directors as well as a mandatory retirement age policy. Our directors may not serve on the Board for more than 15 years, and we require our directors to retire on the day of the annual meeting of shareholders after turning age 72.

Over the past five years, the Board has recommended seven new directors and seven directors have left the Board.

Additions				Departures		
2023	2022	2021	2020	2022	2021	2020
Tim Welsh	Megan Burkhart	Bob Frenzel	Netha Johnson Patricia Kampling George Kehl Charles Pardee	David Westerlund★ Tim Wolf★	Ben Fowke David Owens◆ James Sheppard◆	Richard Davis A. Patricia Sampson

★ Departed the Board due to term limit policy ◆ Departed the Board due to retirement age policy

Shareholder Recommendation of Directors

Any shareholder may recommend to the GCN Committee potential nominees for consideration for membership on the Board. Recommendations can be made by sending a written statement of the qualifications of the recommended individual to the Corporate Secretary, Xcel Energy Inc., 414 Nicollet Mall, Minneapolis, Minnesota 55401. Such recommendations should be received by October 1, 2024 to be considered for the 2025 Annual Meeting of Shareholders. The GCN Committee will evaluate candidates recommended by shareholders on the same basis as it evaluates other candidates. No shareholder recommendations were received in connection with the 2024 Annual Meeting of Shareholders.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

Serving shareholders well is a key priority for the Board. We believe a well-qualified and diverse mix of directors best positions the Board to effectively govern and achieve strong results. Demonstrated leadership, judgment and expertise, combined with diversity, integrity and experience, are some of the important characteristics for Board members. Such characteristics are evaluated when considering director candidates.

We currently have 13 directors on our Board, and all 13 have been recommended by the GCN Committee and nominated by the Board for reelection at the annual meeting. Of the 13 nominees, 12 were elected by our shareholders at the 2023 Annual Meeting of Shareholders. In the summer of 2023, the GCN Committee determined the Board would benefit from adding Tim Welsh as a director. Tim Welsh serves as Vice Chair, Consumer and Business Banking for a Fortune 500 company and has expertise in finance, strategy and regulation. Mr. Welsh was identified as a potential candidate by our CEO, and after reviewing Mr. Welsh's qualifications, the GCN Committee recommended him for election to the Board. Mr. Welsh began serving on our Board on August 23, 2023.

We believe the slate of directors brings not only the right expertise and experience to the Board, but also the right attributes to ensure constructive and free exchange of ideas and opinions with each other and with management.

Each of the 13 director nominees has agreed to be named in this proxy statement and to serve if elected. Should any nominee become unable to serve for any reason, the persons named as proxies reserve full discretion to vote "FOR" any other persons who may be recommended by the GCN Committee and nominated by the Board, or the Board may reduce the number of nominees. If elected at the annual meeting, the directors will hold office until the 2025 Annual Meeting of Shareholders and until their successors have been elected and qualified.

The Board recommends a vote "FOR" the election to the Board of each of the following nominees.

Megan Burkhart

Senior Executive Vice President, Chief Administrative Officer, Comerica Incorporated



Age 52

Director since 2022

Committees

- Audit
- GCN

Key Skills and Experience

Director Qualifications and Experience

Ms. Burkhart brings to our Board human capital management, executive compensation, consumer-facing business and regulated industry experience. Ms. Burkhart serves as Senior Executive Vice President, Chief Administrative Officer for Comerica Incorporated. In this role, Ms. Burkhart has responsibility over human resources and the company's DEI efforts. In addition, she oversees the business program management office as well as corporate responsibility, which includes corporate sustainability, communications and external affairs. Ms. Burkhart is also a member of Comerica's Management Executive Committee. Ms. Burkhart joined Comerica in 1997 and prior to her current role served as Executive Vice President, Chief Human Resources Officer from 2010 to January 2023. Among her community affiliations, she serves on the board of Austin Street Center. Ms. Burkhart is a graduate of the Leadership Dallas Class of 2016.

Business Experience

- Senior Executive Vice President, Chief Administrative Officer, Comerica Incorporated, a financial services company (January 2023 to present)
- Executive Vice President, Chief Human Resources Officer, Comerica Incorporated (2010 to January 2023)
- Senior Vice President, Director of Compensation, Comerica Incorporated (2007 to 2010)
- First Vice President, Human Resources Director, Credit and Corporate Staffs, Comerica Incorporated (2004 to 2007)

Other Public Company Boards

- None

Lynn Casey

Retired Chair and CEO, Padilla



Age 68

Director since 2018

Committees

- Finance
- ONES

Key Skills and Experience

Director Qualifications and Experience

Ms. Casey has extensive executive experience in brand strategy and investor, corporate and media relations. She is nationally recognized as an industry leader in building and protecting brands. Ms. Casey brings valuable skills to the Board with her experience in creating and delivering high-impact communication strategies, her expertise in crisis communications and management and her strong commitment to the local community. Ms. Casey also serves as a director of several nonprofit organizations in the communities that we serve.

Business Experience

- Chair, Padilla, a public relations and communications firm (August 2018 to December 2019)
- Chair and CEO, Padilla (2013 to August 2018)
- CEO, Padilla Speer Beardsley (2001 to 2013)

Other Public Company Boards

- None

Bob Frenzel

Chairman of the Board, President and CEO, Xcel Energy Inc.



Age 53

Director since 2021

Committees
- None

Key Skills and Experience



Director Qualifications and Experience

Mr. Frenzel brings extensive experience and perspective to the Board in the areas of energy, operations, finance, corporate development and risk management. Prior to his role as the Company's President and Chief Executive Officer, Mr. Frenzel served as the Company's President and Chief Operating Officer, leading Xcel Energy's four utility operating companies and transmission, distribution and natural gas operations. Having served as Chief Financial Officer of Xcel Energy and of Luminant, Mr. Frenzel has valuable knowledge of finance, tax, accounting and corporate development functions. He also has experience in banking and with financial transactions within the energy and power industry. Prior to starting his business career, Mr. Frenzel served in the United States Navy for six years as a nuclear engineering officer and weapons officer and was promoted to Lieutenant Commander in the Navy Reserve following active duty. He has also served as a director for various nonprofit organizations.

Business Experience

- Chairman of the Board, Xcel Energy Inc. (December 2021 to present)
- President and CEO, Xcel Energy Inc. (August 2021 to present)
- President and Chief Operating Officer, Xcel Energy Inc. (March 2020 to August 2021)
- Executive Vice President and Chief Financial Officer, Xcel Energy Inc. (2016 to March 2020)
- Senior Vice President and Chief Financial Officer, Luminant, a wholly owned subsidiary of Energy Future Holdings Corporation ("EFH"), an electric utility company (2012 to 2016); EFH filed for bankruptcy in 2014 and emerged from bankruptcy in 2016
- Senior Vice President for Corporate Development, Strategy and Mergers and Acquisitions, EFH (2009 to 2012)
- Vice President, Investment Banking Division, Goldman Sachs (2002 to 2009)

Other Public Company Boards

- Patterson Companies, Inc. (Since 2018)

Netha Johnson

President, Specialties Global Business Unit, Albemarle Corporation



Age 53

Director since 2020

Committees
- Finance
- ONES

Key Skills and Experience



Director Qualifications and Experience

Mr. Johnson's global operations leadership experience provides the Board with valuable business and strategic insight and executive leadership skill. His background in the specialty chemicals industry is relevant to our business, and his experience with the industry and electrical and renewable energy solutions provides valuable insight to our business as we work toward our carbon-free future. Prior to starting his business career, Mr. Johnson was an officer in the United States Navy. Mr. Johnson has served as a director on several nonprofit boards throughout his career.

Business Experience

- President, Specialties Global Business Unit (previously the Bromine Specialties business unit), Albemarle Corporation, a global specialty chemicals company (August 2018 to present)
- Vice President and General Manager, 3M Company, a multi-national industrial, worker safety, health care and consumer goods company (2015 to August 2018)
- President, Filtration, Pentair, a global water treatment company (2010 to 2015)

Other Public Company Boards

- None

Patricia Kampling

Retired Chairman and CEO, Alliant Energy Corporation



Age 64

Director since 2020

Committees
- Audit
- GCN

Key Skills and Experience



Director Qualifications and Experience

Ms. Kampling is the former Chairman and Chief Executive Officer of Alliant Energy Corporation. She has four decades of experience in the energy industry, having held leadership roles at Exelon Corporation and the former IPSCO Corporation prior to her tenure at Alliant. Ms. Kampling provides the Board with extensive utility-specific experience relating to finance, strategy, risk management and regulation. Ms. Kampling also currently serves on several nonprofit boards.

Business Experience

- Chairman and CEO, Alliant Energy Corporation, a public utility holding company (2012 to 2019)
- President and Chief Operating Officer, Alliant Energy Corporation (2011 to 2012)
- Executive Vice President and Chief Financial Officer, Alliant Energy Corporation (2010 to 2011)

Other Public Company Boards

- American Water Works Co Inc. (Since 2019)
- Fidelity Equity and High Income Funds (Since 2020)

Former Public Company Boards

- Briggs & Stratton Corp. (2011 to 2021)
- Alliant Energy Corporation (2012 to 2019)

George Kehl

Retired Office Managing Partner, KPMG LLP



Age 65

Director since 2020

Committees
- Audit (Chair)
- Finance

Key Skills and Experience



Director Qualifications and Experience

With 38 years of experience in a global public accounting firm, Mr. Kehl brings extensive knowledge of financial accounting, auditing and internal control over financial reporting, which is valuable to our highly regulated company. He was an audit partner for 25 years at KPMG LLP, serving mostly Fortune 500 companies, and was the managing partner of the Minneapolis office from 2010 until his retirement in 2019. Mr. Kehl is a Certified Public Accountant in Minnesota and Florida. His experience provides the Board with valuable strategic business, leadership and financial expertise, and the Board has determined Mr. Kehl to be an audit committee financial expert. Mr. Kehl has served as a director of several nonprofit companies in the communities we serve, providing valuable insights into our stakeholder base that is vital to our business.

Business Experience

- Independent Consultant (2023 to present)
- Office Managing Partner, KPMG LLP, a global audit, tax and advisory firm (2010 to 2019)
- Audit Partner, KPMG LLP (1994 to 2019)

Other Public Company Boards

- None

Richard O'Brien

Independent Consultant



Age 70

Director since 2012

Committees

- Finance (Chair)
- GCN

Key Skills and Experience



Director Qualifications and Experience

Mr. O'Brien's extensive executive experience provides to the Board valuable strategic insight, leadership skills and a sound understanding of delivering effective operations in an expansive and capital-intensive business. His acumen in financial reporting and accounting has been determined by our Board to qualify him as an audit committee financial expert. He is currently consulting in the areas of strategy, leadership and operating effectiveness with select mining firms. His background in mining and electric and gas industries is directly relevant to our business, and he brings both valuable experience in effective management of environmental issues and expertise in industry and regulatory issues to our Board.

Business Experience

- Independent Consultant (2015 to present)
- President and CEO, Boart Longyear Limited, a global provider of drilling services, equipment and performance tooling for mining and drilling companies (2013 to 2015)
- CEO, Newmont Mining Corporation, a global gold mining company (2012 to 2013)
- President and CEO, Newmont Mining Corporation (2007 to 2012)

Other Public Company Boards

- New Gold Inc. (Since March 2024)
- Vulcan Materials Company (Since 2008)

Former Public Company Boards

- Pretivm Resources Inc. (2019 to 2022)

Charles Pardee

President, Terrestrial Energy, USA



Age 64

Director since 2020

Committees

- Audit
- ONES (Chair)

Key Skills and Experience



Director Qualifications and Experience

Mr. Pardee brings to our Board extensive nuclear, operational and risk management experience. He currently serves as President of Terrestrial Energy, USA, a nuclear technology company, and has more than 38 years of experience in the energy industry, having held leadership roles at the Tennessee Valley Authority and Exelon Corporation. Mr. Pardee has worked with several other energy companies, including Florida Power Corporation and Carolina Power & Light, as well as the Institute of Nuclear Power Operations. Mr. Pardee served as a Lieutenant in the United States Navy for nine years. Mr. Pardee is the chair and director of the Committee on Nuclear Power for the Emirates Nuclear Energy Corporation in the United Arab Emirates. He also sits on the nuclear safety advisory board for the Tokyo Electric Power company.

Business Experience

- President, Terrestrial Energy, USA, a nuclear technology company (June 2019 to Present)
- Executive Vice President, Chief Operating Officer, Tennessee Valley Authority, a federally owned corporation that provides navigation, flood control, electricity generation, fertilizer manufacturing and economic development to the Tennessee Valley (2013 to 2017)
- Executive Vice President, Chief Generation Officer, Tennessee Valley Authority (January 2013 to April 2013)
- Chief Operating Officer, Exelon Generation, Exelon corporation's energy provider (2010 to 2013)
- President and Chief Nuclear Officer, Exelon Nuclear, Exelon corporation's nuclear division (2007 to 2010)

Other Public Company Boards

- None

Christopher Policinski

Retired President and CEO, Land O'Lakes, Inc.



Age 65

Director since 2009

Committees
- GCN (Chair)
- ONES

Key Skills and Experience



Director Qualifications and Experience

Mr. Policinski led a rapidly growing, multinational food and agricultural cooperative, an experience that positioned him to provide valuable leadership and strategic insight in effectively addressing environmental and other major issues. As the former president and CEO of the third-largest United States cooperative, Mr. Policinski has a wealth of experience in effectively managing operations, addressing new risks and regulatory requirements and delivering value via effective growth management. He is well versed in finance and the financial reporting process. Mr. Policinski has experience as a director of a number of nonprofits, educational institutions and trade industry groups and provides a solid understanding of the communities we serve. Mr. Policinski served as our Lead Independent Director from 2016 to 2023.

Business Experience

- CEO, CJP Leadership Partners, LLC, a consulting company (2021 to present)
- CEO, VitaKey, a nutrition science company (August 2020 to February 2021)
- President and CEO, Land O'Lakes, Inc., an agricultural and dairy cooperative (2005 to 2018)
- Senior leadership positions at Land O'Lakes, Inc. and The Pillsbury Company, a grain processing and food production company

Other Public Company Boards

- Hormel Foods Corporation (Since 2012)

James Prokopanko

Retired President and CEO, The Mosaic Company



Age 70

Director since 2015

Committees
- Audit
- Finance

Key Skills and Experience



Director Qualifications and Experience

Having led large and complex businesses, Mr. Prokopanko brings valuable leadership skills and strategic insight to the Board. Throughout his career he has created growth, managed expansive operations, built key assets and effectively addressed environmental issues, all valuable skills to contribute to the Board. His experience in commodities, with capital-intensive businesses and as a director for other public companies likewise contributes valuable and relevant expertise to the Board. Mr. Prokopanko works with, supports and has served on the boards of several nonprofit organizations and brings a thoughtful understanding of the communities we serve.

Business Experience

- President and CEO, The Mosaic Company, producer of phosphate and potash crop nutrients (2007 to 2015)
- Executive Vice President and COO, The Mosaic Company (2006 to 2007)
- Senior leadership positions, Cargill Corporation, a trading, purchasing and distributing grain and other agricultural commodities company (1999 to 2006)

Other Public Company Boards

- Regions Financial (Since 2016)
- Vulcan Materials Company (Since 2009)

Tim Welsh

Vice Chair, Consumer and Business Banking, U.S. Bancorp



Age 58

Director since 2023

Committees
- Audit
- ONES

Key Skills and Experience

Director Qualifications and Experience

Mr. Welsh brings to our Board decades of experience in a variety of diverse fields, including financial services, customer experience, workforce development and operations. Across several industries, Mr. Welsh's work has centered on understanding consumer behavior and creating strategies to respond to consumer preferences. He also has extensive leadership and regulated industry experience. At U.S. Bancorp, Mr. Welsh drives the company's overall consumer and small business strategy across its branch network. Before joining U.S. Bancorp, Mr. Welsh spent more than 26 years at McKinsey & Co. in their Minneapolis-St. Paul offices, serving clients across a broad spectrum of industries including financial services, consumer package goods and energy. Serving as senior partner with the company, Mr. Welsh was elected by his colleagues to McKinsey's Shareholders Council, led McKinsey's global learning and development function, and co-led the firm's people strategy. Mr. Welsh has a passion for helping enhance the vitality of the community in Minnesota and opportunities for its residents. He has extensive board experience, including serving as chair of the board for GREATER MSP and vice chair of the board of Allina Health. In addition, Mr. Welsh is a founder of the Itasca Project to improve the quality of life in Minneapolis and St. Paul and a founding board member of UPSIDE Foods (formerly Memphis Meats).

Business Experience

- Vice Chair, Consumer and Business Banking, U.S. Bancorp, a financial services holding company (March 2019 to present)
- Vice Chair, Consumer Banking Sales and Support, U.S. Bancorp (July 2017 to March 2019)
- Senior Partner, McKinsey & Company, a global management consulting firm (2006 to June 2017)
- Partner, McKinsey & Company (1999 to 2006)

Other Public Company Boards

- None

Kim Williams

Retired Partner, Wellington Management Company LLP



Age 68

Director since 2009

Lead Independent Director since 2023

Committee
- GCN

Key Skills and Experience

Director Qualifications and Experience

Ms. Williams brings extensive experience in leadership with a major investment management company, providing valuable and unique strategic insights to the Board. Her strong financial background is particularly valuable in our capital-intensive industry. She brings extensive expertise in risk assessment and management that is valuable for our business. She is active in the community and has served as a trustee of a number of nonprofit and educational boards.

Business Experience

- Partner, Wellington Management Company, LLP, an investment and asset management company for institutional investors (1995 to 2005)
- Leadership positions, Loomis, Sayles & Co., Inc., an investment management company, and Imperial Chemical Industries Pension Fund, a defined benefit occupational pension fund (prior to 1995)

Other Public Company Boards

- E.W. Scripps (Since 2008)
- Weyerhaeuser Corporation (Since 2006)

Daniel Yohannes

Former United States Ambassador to the Organization for Economic Cooperation and Development



Age 71

Director since 2017

Committees
- Finance
- ONES

Key Skills and Experience



Director Qualifications and Experience

Mr. Yohannes has a successful record of operation execution and corporate transformation as a Chief Executive Officer and as an entrepreneur. Mr. Yohannes brings extensive experience in banking, economic development and in global energy policy, providing the Board with strategic insight and leadership skills. He has served in leadership roles in U.S. government organizations, and for which he was nominated by President Obama and confirmed by the U.S. Senate. He is very passionate about protecting the environment and economic equity issues. He is very active in his community and serves on various boards of nonprofits and civic organizations.

Business Experience

- U.S. Ambassador and Permanent Representative to the Organization for Economic Cooperation and Development, including the International Energy Agency and the Nuclear Energy Agency (2014 to 2017)
- Chief Executive Officer, Millennium Challenge Corporation, an independent U.S. government foreign aid agency (2009 to 2014)
- Prior leadership positions with U.S. Bank and Security Pacific Bank (now Bank of America)
- Co-founder of New Resource Bank, which invests in environmentally sustainable businesses

Other Public Company Boards

- Dow Inc. (2019 to present)

SUSTAINABILITY AND ESG OVERSIGHT

Corporate responsibility is embedded throughout our organization and integrated into our governance processes. With strong leadership from our Board and executive management team, along with engaged leaders and business units across the Company, we are able to effectively manage risks and opportunities and drive strong performance across a spectrum of corporate responsibility issues. Through our strategic planning process, the Board and executive leadership team identified three strategic priorities – lead the clean energy transition, keep bills low and enhance the customer experience – that represent the keys to our continued success in achieving our vision to be the preferred and trusted provider of the energy our customers need. Strong alignment exists between our strategic priorities and our corporate responsibility initiatives. Our most recent Sustainability Report, published in June 2023, marks the 18th year we have published the report. Our report covers a variety of ESG issues and is built on 20 ESG priorities and topics that we have identified as important to our stakeholders and Company.

The GCN Committee has primary Board committee responsibility for sustainability and ESG-related issues and risks. It oversees policy, adherence and disclosure regarding ESG matters, including executive compensation, our Code of Conduct and the Political Contributions, Lobbying and Government Communications policy ("Political Contributions Policy"). Annually, the GCN Committee reviews our workforce strategy, including DEI initiatives. The ONES Committee oversees our environmental strategy and performance, employee and contractor safety, customer service and operational performance in delivering electricity and natural gas service to customers. This includes managing risks related to climate, physical security, cybersecurity and public safety.

ESG Library

The following documents, along with other ESG-related reports, policies and documents, can be found on our website at **xcelenergy.com** under "Company—Investors—ESG."

- Sustainability Report
- Task Force on Climate-Related Finance Disclosure Report
- Sustainability Accounting Standards Board Index
- Global Reporting Initiative Index
- EEO-1 Report
- Environmental Policy
- Environmental Justice Position Statement
- Human Rights Position Statement
- Responsible Transition Position Statement

The Chairman, President and CEO leads all aspects of our sustainability and ESG efforts and governance. The Senior Vice President, Strategy and External Affairs and Chief Sustainability Officer, who reports to the Chairman, President and CEO, is responsible for sustainability and ESG-related policy, strategy, governance and reporting, including management of climate-related risks and regular ESG discussions with the Board. The Chief Sustainability Officer works with multiple teams across the business areas.

The key aspects of how we manage ESG responsibilities are described below.

Board Oversight

The full Board considers and addresses key sustainability issues in the context of our broader corporate strategy. While the GCN Committee has overall responsibility for ESG oversight, other Board committees also have oversight responsibilities that relate to specific sustainability issues.

- Audit Committee: oversees corporate compliance related to ethics and business conduct
- Finance Committee: oversees clean energy investments, investor relations, affordability and financial health
- GCN Committee: oversees workforce development and compensation, DEI initiatives and strategy, executive compensation, the Code of Conduct and lobbying and political contributions policies and disclosures
- ONES Committee: oversees employee, contractor and public safety, environmental performance and strategy and overall operations, including reliability, physical security, cybersecurity and climate change

Executive Oversight and Management

The executive team is accountable for strategy execution, including sustainability and ESG responsibilities and initiatives.

- Each Board committee has a coordinating officer, a senior executive who determines agendas and supports the committee in carrying out its duties.
- Strategies and key initiatives are crafted and executed to strike a balance among reliability, resiliency, affordability and environmental impact.
- Xcel Energy was among the first U.S. energy providers to tie environmental performance directly to long-term executive compensation, more than 15 years ago. Today, 30% of executives' incentive pay is tied to achieving short-term carbon reduction goals. Annual incentives are based on the corporate scorecard, which aligns with ESG issues, including safety, reliability, customer satisfaction, wind generation availability and DEI progress.

Business Area Responsibilities

While the entire organization and each operating company supports sustainability and ESG efforts, specific business areas are directly accountable for addressing various ESG issues and opportunities. We use performance management techniques and compensation design to align employees around successful execution of our goals and efforts.

- Strategy and External Affairs: environmental strategy and performance, sustainability strategy, governance and reporting, and energy and public policy, including political contributions disclosure
- Risk, Audit and Financial Services: risk management, corporate auditing and supply chain management
- General Counsel and Compliance: corporate governance, disclosure and regulatory efforts that support our goals, as well as corporate policies and ethics and compliance, including Code of Conduct
- Operations: power production, environmental performance and regulatory efforts that support the clean energy transition, customer electricity and natural gas service, safety, affordability, reliability and resiliency
- Integrated Strategic Planning: long-term, coordinated planning for the natural gas system and electric generation, transmission and distribution systems
- Customer Solutions and Care: energy efficiency and conservation, electrification and electric vehicles, customer programs and satisfaction and economic development
- Human Resources: workforce strategy and development, DEI initiatives, labor practices and human rights, public and employee safety, the Xcel Energy Foundation and employee wellness and engagement programs
- Financial Operations: capital project governance, compliance, budget and cost management, affordability, investor relations and disclosure and corporate development and innovation
- Technology Services: physical and cybersecurity

Operating Company Responsibilities

Our strategy is implemented through the four operating companies, including sustainability initiatives.

- Operating company staff connect with local stakeholders to understand their perspectives, priorities and goals. They move sustainability initiatives forward and address issues such as climate change, environmental justice, social equity and the responsible transition away from coal.
- Regulatory plans are designed to meet the future needs of our customers, state and local governments and other stakeholders, delivering cleaner energy while maintaining customer affordability, safety, reliability and resiliency.
- Community giving and volunteer programs are implemented with local nonprofit organizations, with a focus on science, technology, engineering and math career pathways, environmental sustainability and community vitality.

Political Contributions, Lobbying and Government Communications

We believe interaction with legislative and policy-making environments is important to our business and is a part of responsible corporate citizenship. Xcel Energy works with federal, state and local officials on political activities important to our Company, employees, customers and shareholders. We may provide financial support to political candidates, committees and other political organizations by making corporate contributions when it is legally permissible to do so. Political activity by our Company is done to promote the interests of our Company, customers, communities, employees and shareholders, and we seek to have interactions that are clear, transparent and in full compliance with all laws, regulations and Company policies.

The Board plays an important role in providing oversight of our public policy engagement and political participation with respect to significant policy issues that could impact the reputation of the electric and gas utility industry and Xcel Energy. The GCN Committee annually reviews our Political Contributions Policy, lobbying expenditures, contributions and key lobbying activities. Our policy requires advanced approval by our Executive Vice President, Chief Legal and Compliance Officer and our Senior Vice President, Strategy and External Affairs and Chief Sustainability Officer for contributions to candidate campaigns, ballot measures or initiatives and organizations registered under Section 527 of the Internal Revenue Code, and contributions to 501(c)(4) organizations. All of these contributions are disclosed in an annual Political Contributions Report, which is reviewed by the GCN Committee. The Political Contributions Reports from the last five years, the Political Contributions Policy and Public Policy brief (including trade association climate positions) are disclosed on our website at **xcelenergy.com** under "Company—Investors—ESG."

HUMAN CAPITAL MANAGEMENT

Xcel Energy employees are the driving force behind our success. Our workforce strategy is designed to put the best talent in place and create a culture that motivates and inspires employees to lead the way in achieving our clean energy goals and delivering an exceptional customer experience. By partnering with educational and community organizations, we fill our talent pipeline with diverse employees who reflect the communities we serve and embrace our values: Trustworthy, Safe, Connected and Committed. Our strategic, data-driven approach to workforce and succession planning, modernized HR technology and best practices in learning and development ensure our enterprise will continue to have the skills and capabilities required to meet the evolving needs of our business, customers and communities.

See the following briefs in Xcel Energy's Sustainability Report:

- Workforce Safety
- Diversity, Equity and Inclusion
- Human Capital Management

To attract and retain high quality talent, we meet the interests of both our organization and workforce with pay-for-performance compensation, holistic well-being benefits, recognition programs and a high-impact performance management system that emphasizes ongoing coaching conversations between leaders and team members. Continuously elevating the quality and safety of the workplace is a top priority. Through our Safety Always approach, we focus on eliminating life-altering injuries through a trusting, transparent culture and the use of critical controls.

Diversity, Equity and Inclusion and Human Rights

We recognize the impact our business has on our workforce and the communities we serve. Social sustainability is core to our business strategy. We aim to create an inclusive work culture where employees are treated equitably and diversity is not only accepted but celebrated. We are building a workforce that reflects the diverse backgrounds, experiences and perspectives within our communities. Our most successful ideas and outcomes result from collaboration between people with different experiences and perspectives. By viewing opportunities and challenges through multiple lenses, we are better able to leverage our strengths and achieve our strategic priorities. Our CEO and senior executives lead by example, fostering opportunities for engagement and inclusion, providing close sponsorship to top talent throughout the organization, creating an open and accepting work environment that encourages all employees to be their best selves.

We have 13 business resource groups to bring employees together to create new avenues for development, recruitment, retention and advancement and to broaden the Company's candidate pool by hosting external events. Our focus toward advancing talent and supporting the communities that we serve has become an internal imperative with accountability that we are seeking to advance and mature. We recognize our opportunities to continue effectively diversifying and building a diverse workforce inclusive of all members of our communities. We measure our progress, align and focus our efforts, ensure accountability and reward success in building a more diverse and inclusive workplace. Through the corporate scorecard metrics, we measure employee feedback from our engagement survey on our inclusive culture, the execution of diverse interview panels, and metrics from our executive sponsorship program. These measures support our efforts for DEI to be an integral part of who we are, how we operate and how we create a sustainable future.

In 2023, Xcel Energy received the following recognitions:

Ethisphere	Fortune	Human Rights Campaign	Military Times	Disability Equality Index®
World's Most Ethical Companies®	World's Most Admired Companies	Best Places to Work for LGBTQ+ Equality	Best for Vets	Best Place to Work for Disability Inclusion

In our Human Rights Position statement, we have publicly confirmed our commitment to the advancement and protection of human rights throughout our operations, consistent with all U.S. human rights laws and the general principles set forth in the International Labour Organization Conventions, including freedom of association and the right to collective bargaining for employees such as the almost half of our workforce represented by local unions. Xcel Energy does not tolerate discrimination, violations of our Code of Conduct or Human Rights Position statement or other unacceptable behaviors. We offer employees multiple avenues to raise concerns or report wrongdoing and do not permit any retaliation for doing so.

Board Oversight and Governance

Our Board is actively engaged in oversight of human capital management. The GCN Committee annually reviews our workforce strategy, including our DEI initiatives and management's annual incentive plan. KPIs include employee safety metrics and DEI goals. The annual employee engagement survey results are shared with the GCN Committee. The GCN Committee is also responsible for the development of CEO and executive officer succession plans to ensure a strong, diverse pipeline of future leaders. Our workforce demographics as of December 2023 were as follows.

	Female	Ethnically Diverse
Board of Directors	31%	15%
CEO direct reports	33%	11%
Management	26%	13%
Employees	23%	19%
New hires	35%	29%
Interns (hired throughout 2023)	33%	14%

PROPOSAL NO. 2

ADVISORY VOTE ON EXECUTIVE COMPENSATION (SAY ON PAY VOTE)

Our Board is committed to excellence in governance and recognizes our shareholders' interest in our executive compensation program. As a part of that commitment, and in accordance with SEC rules, we are seeking our shareholders' views on the compensation of named executive officers identified in the Executive Compensation section of this proxy statement through an advisory vote on the following resolution:

> "RESOLVED, that the compensation paid to our named executive officers, as disclosed in our 2024 proxy statement, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED."

Our Board recognizes that performance-based executive compensation is an important element in driving long-term shareholder value. Our goal for our executive compensation program is to align executive leadership's interests with those of our shareholders, customers and employees. The Board believes our executive compensation program satisfies this goal and is strongly aligned with the long-term interests of our shareholders.

Shareholders are urged to read the CD&A and other information included in the Executive Compensation section of this proxy statement. The GCN Committee and the Board believe that the information provided in these sections demonstrate that our executive compensation program aligns our executives' compensation with our short-term and long-term performance and provides the compensation and incentives needed to attract, motivate and retain key executives who are crucial to our long-term success.

As an advisory vote, this proposal is not binding upon the Company. However, the GCN Committee, which is responsible for designing and administering our executive compensation program, values the opinions expressed by shareholders in their vote on this proposal and will continue to consider the outcome of the vote when making future compensation decisions for named executive officers.

At our 2023 Annual Meeting of Shareholders our shareholders approved, on an advisory basis, holding say on pay votes annually, and our Board has adopted a policy providing for annual say on pay votes. Accordingly, the next say on pay vote will occur in 2025.

The Board recommends a vote "FOR" approval of the advisory vote on executive compensation.

COMPENSATION DISCUSSION AND ANALYSIS

In this section, we describe the material components of our 2023 compensation program for the executive officers listed in the Summary Compensation Table (the "named executive officers" or "NEOs"). The currently serving NEOs include:



Bob Frenzel
Chairman, President and Chief Executive Officer



Brian Van Abel
Executive Vice President, Chief Financial Officer



Timothy O'Connor
Executive Vice President, Chief Operations Officer



Amanda Rome
Executive Vice President, Group President, Utilities and Chief Customer Officer



Patricia Correa
Senior Vice President, Chief Human Resources Officer

Highlights

2023 Performance

We are successfully executing our strategy for long-term customer and shareholder value and delivering the safe, reliable, affordable and clean energy our customers want.

Lead the Clean Energy Transition

- First U.S. energy provider to set comprehensive greenhouse gas reduction goals that cover three large sectors of the economy: electricity, natural gas use in buildings and transportation
- Through 2023, we reduced carbon emissions from generation serving customers by an estimated 54% (from 2005 levels) and remain on track to achieve 80% carbon reduction and fully exit coal by 2030
- Potential to add 20,000-25,000 MW of clean energy resources to our system by 2030 along with transmission and distribution investment to ensure resiliency and reliability
- Filed foundational plans for our natural gas utilities in Minnesota and Colorado to achieve our net zero goals

Keep Bills Low

- Average residential electric and natural gas bills for an Xcel Energy customer were 28% and 14% below the national average for the last five years
- Steel for Fuel strategy has saved customers nearly $4 billion since 2017
- Launched One Xcel Energy Way lean program to improve outcomes and drive efficiencies across our business
- Continue to invest in innovative operating technologies, including drones, automated work processes and artificial intelligence

Enhance the Customer Experience

- Affordable transportation electrification offerings, including EV charging programs, rebates, installation and maintenance services and advisory services are accessible to customers in four states
- >2 million smart meters installed, with plans to reach 3 million in 2024, providing customers with more control and insight
- Distributed $187 million in energy assistance, supporting ~188,000 customers in need

Foster a Safe and Inclusive Work Culture

- Considered a benchmark company for our industry-leading approach to employee safety that focuses on eliminating life-altering injuries through a trusting, transparent culture and the use of critical controls
- Several recognitions, including top score from Human Rights Campaign Foundation's Corporate Equality Index (7th year in a row), Fortune's Most Admired Companies (10th year in a row) and Military Times Best for Vets (9th year in a row)
- Annually publish Form EEO-1 to support transparent disclosure of workforce representation results

Financial Results

- Consistently delivered a competitive, long-term total shareholder return ("TSR")
- Met or exceeded ongoing EPS guidance for 19 consecutive years
- Increased our dividend for 20 consecutive years

Compensation Philosophy

Our executive compensation programs are designed to align the interests of our executives with the interests of our shareholders, customers and employees. Our compensation philosophy is based on the following principles:

Performance Based

- Majority of executive compensation is at risk, and pay is aligned with Company performance
- Motivates achievement of ESG, financial and operational goals

Market Competitive

- Enables us to attract and retain talented leaders
- Compares us to an industry peer group and also considers broad market trends

Equity-Based Incentive

- Focuses on long-term value creation
- Aligns executive interests with those of our stakeholders and rewards for strategic success

This philosophy, which includes significant emphasis on pay for performance, is applied consistently across all executives. Individual compensation may be differentiated based on scope of responsibilities, experience and contributions to Company results.

Executive Compensation Practices

Our compensation practices for NEOs are outlined below. These practices reflect our compensation philosophy and help ensure sound corporate governance practices.

What We Do

- Pay for performance with a substantial percentage of each NEO's total direct compensation being variable, at risk and aligned with performance-based metrics
- Use an appropriate peer group when establishing compensation
- Balance short-term and long-term incentive performance goals to reflect operating and strategic objectives
- Place strong emphasis on performance-based equity awards
- Include ESG metrics in our compensation programs in support of our ESG strategy
- Align executive compensation with stakeholder interests through long-term incentives goals
- Include caps on individual payouts in incentive plans
- Set significant stock ownership guidelines for NEOs, other executives and non-employee directors
- Mitigate undue risk-taking in compensation programs
- Have clawback policies in place allowing for recoupment of compensation
- Retain an independent compensation consultant

What We Don't Do

- Provide employment contracts to NEOs
- Permit directors or employees to hedge their Company stock
- Provide unusual or excessive perquisites
- Provide tax gross-ups on severance benefits or executive perquisites except for circumstances regarding relocation
- Supplement service credit to newly hired officers under any of our qualified or nonqualified retirement plans

Our Compensation Program Supports our ESG Strategy

ESG metrics have been included in our incentive compensation plans since 2000:

2000
Employee safety metrics have been included as a key performance indicator on our corporate scorecard and annual incentive plan since Xcel Energy was formed

2005
Environmental reductions and projects have been tied to long-term incentives for the past 19 years

2014
Our current carbon emissions reduction goal has been in place for the past 10 years

2021
DEI metric added as a key performance indicator as part of our corporate scorecard and annual incentive plan

Impact of Say on Pay Vote


95%
Support

Each year, Xcel Energy provides shareholders with a non-binding say on pay vote on its executive compensation programs.

Of the votes cast at our 2023 Annual Meeting of Shareholders, 95% were in favor of our executive compensation programs and policies.

The GCN Committee evaluated results of the say on pay vote, and in light of the broad shareholder support of our executive compensation programs, the GCN Committee decided to maintain the core design of our compensation programs. The GCN Committee will continue to consider the outcome of future say on pay votes, in addition to various other factors, when making future compensation decisions.

Establishing Compensation

Market Analysis

At the GCN Committee's request, Meridian, its independent compensation consultant, presented an annual market assessment comparing our executive compensation programs and compensation against our peer group for:

- Base salary;
- Total cash compensation (base salary plus target annual incentive); and
- Total direct compensation (total cash compensation plus target long-term incentive).

To provide a broad perspective of the competitive market, Meridian analyzed data for various market pay levels, including the 25th, 50th and 75th percentiles. We consider compensation (base salary, target annual incentive, target long-term incentive and target total compensation) to be market competitive if it is within a range of the peer group median. However, the GCN Committee may set target pay opportunities above or below the peer group median based on additional factors considered during the pay decision process.

For 2023, the GCN Committee made pay decisions based on an annual market assessment of compensation and specific factors about each NEO, including experience, internal equity, Company results, scope and responsibility, retention and the NEO's role in succession planning. As part of the market assessment, the GCN Committee considered peer group data as well as compensation data points outside our industry to be consistent with where we compete for talent.

The GCN Committee exercises its independent judgment to approve the compensation level for the CEO. For all other executive officers, the GCN Committee considers the CEO's recommendation for setting compensation levels. The GCN Committee approved compensation for the CEO and all other executive officers that is aligned with our overall compensation philosophy described above.

Peer Group

Our peer group of publicly traded energy services companies is generally consistent from year to year (subject to changes resulting from mergers and acquisitions or other significant corporate events) and was developed by Meridian and approved by the GCN Committee. Peer group companies were selected primarily based on the following criteria:

- Similar operating models including regulatory jurisdictions and states served.
- Utilities with similar revenue and market capitalization.
- Part of the market for which we compete for talent and investor capital.
- Included in an executive compensation survey database for which compensation information is available for a cross-section of executive and managerial roles.

Based on the application of these criteria, the GCN Committee selected the following peer group for 2023.

2023 Peer Group Companies

Ameren Corporation	DTE Energy Company	Eversource Energy	Public Service Enterprise Group Incorporated
AEP Company, Inc.	Duke Energy Corporation	Exelon Corporation	Sempra Energy
CenterPoint Energy, Inc.	Edison International	FirstEnergy Corp.	The Southern Company
Consolidated Edison, Inc.	Entergy Corporation	NextEra Energy, Inc.	WEC Energy Group, Inc.
Dominion Energy, Inc.		PPL Corporation	

In December 2022, at the time 2023 compensation was assessed:

- The median revenue for the peer group was $15.1 billion as compared to our revenue of $15.3 billion.
- The median market capitalization for the peer group was $28 billion as compared to our market capitalization of $32.7 billion.

Executive Compensation Elements

The following table provides information regarding the elements of total direct compensation for the NEOs in 2023:

	Base Salary	Annual Incentive	Long-Term Incentive: Performance Shares	Long-Term Incentive: Restricted Stock Units
Primary Purpose	Motivate, Attract and Retain			
	Reward for ongoing work performed	Reward short-term performance	Reward long-term performance	
	Continuity	Align interest with customers, shareholders and employees		
Performance Period	Ongoing	1 year	3 years	

Consistent with our goal of providing market-based compensation and benefits, the only perquisites we offer are a physical reimbursement program and a reimbursement program for financial, tax and estate planning services. The maximum amount allowed for reimbursement of physical and financial expenses is $6,000 and $12,000, respectively, and reimbursed amounts are not grossed up for taxes.

We provide the following retirement and post-employment programs:

Retirement and Post-Employment Programs

Pension Plan (qualified and nonqualified)

- Provides retirement income for eligible participants based on fixed, plan-based formulas

401(k) Savings Plan and Deferred Compensation Plan

- Provides for savings opportunities by deferring salary up to tax code limitations (401(k)) and salary, annual incentive and/or long-term incentive (Deferred Compensation)

Severance and Change in Control

- Provides compensation and benefits in the case of involuntary termination without cause

Mix of Total Compensation

We balance the mix of compensation to the NEOs by delivering a blend of short-term and long-term incentives that are consistent with prevailing market practice and our compensation philosophy. This approach has effectively resulted in 89% of total direct compensation for the CEO and 78% of total direct compensation for the other NEOs to be in the form of variable compensation, with the remainder representing fixed compensation. The GCN Committee and the Board believe this design encourages a balance of short-range and long-range strategic thinking, which is important given the long-term nature of utility operations and the capital investment necessary for such operations. The following charts illustrate the mix of total direct compensation for the CEO and other NEOs at target performance in 2023, excluding special retention awards.

CEO


Long-Term Incentives 75%
Short-Term Incentives 14%
Base Salary 11%
89% Performance and Stock-Based

All Other NEOs (average)


Long-Term Incentives 60%
Short-Term Incentives 18%
Base Salary 22%
78% Performance and Stock-Based

Overview of Target Total Compensation

For 2023, the GCN Committee set each NEO's base salary, target annual incentive and target long-term incentive awards, which are shown in the table below. These compensation levels align and the mix of pay is competitive with the market for the utility industry. Pay opportunities were established separate from the considerations related to the special retention awards.

Named Executive Officer	Annualized Base Salary ($)	Annual Incentive Target (% of Base Salary)	Long-Term Incentive Targets: Performance Shares ($)	Long-Term Incentive Targets: Restricted Stock Units ($)	Total ($)
Bob Frenzel, Chairman, President and CEO	1,300,000	135%	7,200,000	1,800,000	12,055,000
Brian Van Abel, Executive Vice President, Chief Financial Officer	750,000	85%	2,080,000	520,000	3,987,500
Timothy O'Connor, Executive Vice President, Chief Operations Officer	775,000	85%	1,800,000	450,000	3,683,750
Amanda Rome, Executive Vice President, Group President, Utilities and Chief Customer Officer(1)	675,000	80%	1,520,000	380,000	3,115,000
Patricia Correa, Senior Vice President, Chief Human Resources Officer	500,000	75%	820,000	205,000	1,900,000
Brett Carter, Former Executive Vice President, Group President, Utilities and Chief Customer Officer(2)	675,000	80%	1,320,000	330,000	2,865,000

(1) Ms. Rome was named Executive Vice President, Group President, Utilities and Chief Customer Officer effective October 1, 2023.

(2) Mr. Carter ceased serving as Executive Vice President, Group President, Utilities and Chief Customer Officer effective October 1, 2023 and remained an employee to assist with transition until December 31, 2023.

Base Salary

Base salary provides a fixed element of regular income. In determining base salary, a key consideration of the GCN Committee is the base salary rates at peer companies, although the GCN Committee has flexibility to review other relevant factors as outlined in our compensation philosophy. Year-over-year increases to base salary were in response to our annual compensation review process and/or leadership changes. The base salaries for the NEOs were, in aggregate, just above the median of base salaries of our peer companies.

Annual Incentive

Our annual incentive plan ("AIP") is intended to reward the NEOs for achievement of short-term performance goals. In February 2023, our management recommended AIP goals to the GCN Committee based on an evaluation of prior corporate performance and available objective metrics and benchmarks. These goals were selected as they are aligned with our strategic priorities and support long-term value creation.

Calculation of Annual Incentive Award

The GCN Committee established each NEO's 2023 AIP payout based on the following structure:

- Each NEO's target award is determined by multiplying the NEO's base salary and target percentage as described in the Establishing Compensation section.
- AIP outcomes can range from 0% to 200% of an NEO's target award.
- Up to 150% of an NEO's targeted award is determined by achievement of the operational metrics set forth below and a funding multiplier that is based on financial performance.
- Up to an additional 50% of an NEO's targeted award can be earned by attaining superior financial performance as measured by ongoing EPS.

2023 Goals and Achieved Results

The table below discloses the GCN Committee approved goals and actual results for the AIP in 2023.

Key Performance Indicator	Threshold Performance	Target Performance	Maximum Performance	2023 Actual Performance	% Payout	% Weight	Weighted Calculation
Electric System Reliability (SAIDI)	103	94	85	90	122.22%	20%	24.44%
Safety							
Public Safety (gas emergency response)	92.0%	96.5%	99.0%	95.0%	83.33%	20%	16.67%
Employee Safety (safety culture)	80	83	85	77	0%	20%	0.00%
Customer Satisfaction (J.D. Power residential survey) (percentile)	26	38	50	30	66.67%	20%	13.33%
Diversity, Equity & Inclusion (index)	100	200	300	125	62.50%	10%	6.25%
Wind Availability (equivalent availability factor)	94.0%	96.0%	98.0%	96.4%	110.00%	10%	11.00%
Metric Results						100%	71.69%

Annual incentive awards are also, in part, based on ongoing EPS, which is a non-GAAP measure that we reconcile in Exhibit A, which can be adjusted for certain identified financial impacts. When ongoing EPS is below guidance, awards will not be paid. If ongoing EPS is in the lower end of earnings guidance, or $3.30 to $3.34 per share for 2023, then operational results can be modified by a funding multiplier of 50% to 100%. If ongoing EPS is at $3.35 per share or greater, then the operational results can be modified by a funding multiplier from a range of 100% to 150%, not to exceed 150% of target payout. For 2023, the GCN Committee considered overall performance as well as ongoing earnings results when determining the funding multiplier, resulting in an award level of 93.20% of target.

Financial performance is recognized and rewarded as a pre-defined percentage of each NEO's target annual incentive award. An additional 10% of target annual incentive awards were paid based on the achieved EPS result of $3.35 per share for 2023.

Based on achieved performance against established plan design of corporate goals, ongoing EPS funding and financial performance, the GCN Committee approved an annual incentive award equal to 103.20% of each NEO's target award.

The GCN Committee also considered the individual performance contributing to Xcel Energy's strong operational and financial performance in 2023 and approved additional awards to certain NEOs in the amounts shown in the "Bonus" column of the Summary Compensation Table on page 44.

Long-Term Incentives

Long-term incentive ("LTI") awards are intended to reward NEOs for the achievement of long-term performance goals and stakeholder value creation and to retain critical talent. Consistent with prior years, in 2023, our long-term incentive program had two components, which addressed these objectives:

- Performance shares (80% weighting based on target LTI value); and
- Restricted stock units ("RSU") (20% weighting based on target LTI value).

50% Performance Shares – Relative TSR	30% Performance Shares – Carbon Emissions Reduction	20% Restricted Stock Units – Service-Based

Grant of 2023-2025 LTI Awards

Long-term incentive compensation is approximately 75% of the CEO's target total direct compensation and 60% of the average of the other NEOs' target total direct compensation and is primarily performance based. Prior to vesting, long-term incentive awards may not be sold, encumbered or otherwise transferred by the participant. Stock earned under long-term incentive compensation is subject to our Stock Ownership Policy (see page 41).

Performance Shares

In 2023, the GCN Committee approved the grant of performance shares to each NEO which are subject to the achievement of pre-determined performance metrics for the three-year period ending December 31, 2025. These performance metrics are relative TSR and carbon dioxide emissions reduction.

Performance Shares based on the Company's Relative TSR

	Threshold	Target	Maximum
	30th percentile	**50th percentile**	**85th or greater percentile**
Payout	30%	100%	200%

Performance Shares based on Carbon Dioxide Emissions Reduction

	Threshold	Target	Maximum
	52% reduction	**55% reduction**	**58% or greater reduction**
Payout	30%	100%	200%

For performance between percentiles, the number of performance shares earned is determined by straight line interpolation.

Performance shares are based on the achievement of specified levels of the Company's TSR relative to our peer group. Payout range is from 0% to 200% of target.	Performance shares are based on the achievement of a specified reduction in carbon dioxide emissions in 2025 below 2005 levels associated with electric service. Payout range is from 0% to 200% of target.
The relative TSR goal links the interest of executive officers with those of our shareholders by rewarding NEOs for creating superior shareholder returns relative to utility industry peer companies.	The reduction in carbon dioxide emissions goal aligns to our lead the clean energy transition strategic priority to provide 100% carbon-free electricity by 2050.
Dividend equivalents are credited on each performance share during the three-year cycle to the same extent that dividends are paid on shares of our common stock. The credited dividend equivalents are paid only if the associated performance share vests and is paid in accordance with the achieved three-year performance goal. If threshold performance is not achieved at the end of the three-year performance cycle, then all associated performance shares and dividend equivalents would be forfeited. Each performance share represents one share of Xcel Energy common stock.	
Grant awards at target: • CEO: 64,221 • Other NEOs range: 7,314 to 18,553	Grant awards at target: • CEO: 38,533 • Other NEOs range: 4,388 to 11,132
Settled as cash, shares or a combination, as elected.	Settled as shares.

RSUs Subject to Service-Based Vesting

In 2023, the GCN Committee approved a grant of RSUs to each NEO that vests on the third anniversary of the grant date, provided that the NEO remains continuously employed until such anniversary, subject to certain limited exceptions. RSUs serve as an important retention tool. Each RSU represents one share of our common stock.

Dividend equivalents are credited on each RSU during the vesting period to the same extent that dividends are paid on shares of our common stock. The credited dividend equivalents are paid only if the associated RSU vests based on the satisfaction of the service requirement. RSUs will vest on a pro rata basis for NEOs who are at least 55 years of age and have 10 years of service in the event that any such NEO leaves the Company for any reason, other than for cause, during the term of the vesting period.

For 2023, the CEO was awarded 25,689 RSUs and the other NEOs were awarded between 2,927 and 7,421 RSUs.

The performance share and RSU grants are included in the Grants of Plan-Based Awards table on page 46.

Settlement of 2021-2023 Performance Shares

The following section describes the results of the performance shares for the three-year period ended December 31, 2023.

	Performance Shares based on the Company's Relative TSR			Performance Shares based on Carbon Dioxide Emissions Reduction		
	RESULTS 22nd percentile 0% payout			RESULTS 54.1% reduction 79.00% payout		
	Threshold	Target	Maximum	Threshold	Target	Maximum
	30th percentile	50th percentile	85th or greater percentile	52% reduction	55% reduction	58% or greater reduction
Payout	30%	100%	200%	30%	100%	200%

The performance outcome is at the 22nd percentile, which results in no payout.	The performance outcome is 54.1% reduction over 2005 levels, which results in a payout equal to 79.00% of target. The result is due to implementing clean energy projects and wind generation performance, modernizing the fossil fleet, leading the way with resource plans and energy efficiency programs. In accordance with the terms of the LTI program, emissions associated with unexpected or unplanned beneficial electrification as of the grant date were excluded in determining the payout percentage. The aggregate impact of these exclusions was an increase of 9% to the payout.
Earned awards: • CEO: 0 • Other NEOs: 0	Earned awards: • CEO: 23,659 • Other NEOs: 905 to 6,112
The award amounts include dividend equivalents credited over the three-year performance cycle.	

The performance shares that were earned are included in the Option Exercises and Stock Vested table on page 48.

Retention RSU Awards

Awards Granted in 2023

In October 2023, the GCN Committee approved a special retention RSU award valued at $9,000,000 for Mr. Frenzel which will vest as to 33% of the units on February 28, 2027 and as to 67% of the units on February 29, 2028 if Mr. Frenzel continues to provide service to Xcel Energy as of such dates. The GCN Committee made the special award after an evaluation of business risks, need for long-term continuity of leadership required to execute Xcel Energy's vision and strategy and the intense competition for executive talent in the utility industry. In determining the size and vesting terms of Mr. Frenzel's special RSU award, the GCN Committee reviewed relevant market data and also considered past practices for granting periodic special awards.

Awards Granted in 2024

In December 2023, the GCN Committee approved retention RSU awards to Messrs. Van Abel and O'Connor and to Mses. Rome and Correa valued at $800,000, $200,000, $800,000 and $350,000, respectively. The grants of RSUs were made on January 2, 2024 and were intended to incentivize consistent leadership and continuity through our clean energy transition. The awards will vest in full on December 31, 2026 if the executive continues to provide service to Xcel Energy as of such date and have the same terms and conditions as the RSU awards granted under the 2024-2026 LTI program.

Retirement and Deferred Compensation Benefits

In 2023, the Company provided retirement benefits to executive officers under the Xcel Energy qualified and nonqualified pension plans. The role of the pension plans in executive compensation is the same as it is for other employees: to provide income during retirement and aid in the retention of qualified employees. The qualified pension plan benefits are based on earnings up to the Internal Revenue Service's established limits and the benefit may be payable in a manner that results in individual income tax advantages. The nonqualified pension plan restores the benefit that would have been payable through the qualified pension plan if not for the limits imposed by Internal Revenue Code Sections 401(a)(17) and 415(b).

Each executive officer is eligible to participate in Xcel Energy's 401(k) Savings Plan and Deferred Compensation Plan. The 401(k) Savings Plan allows executive officers, like other eligible employees, to defer a portion of their base salary up to certain Internal Revenue Service limits. The Deferred Compensation Plan, in addition to allowing a portion of base salary to be deferred, also allows deferral of all or a portion of annual incentive and performance-based long-term incentive awards. For 2023, the Company matched 50% of base salary deferrals (up to 8% deferred), netting to a maximum 4% as the eligible matching contributions. One of the purposes of the Deferred Compensation Plan is to allow for a full employer matching contribution that cannot be contributed under our qualified retirement plan due to the Internal Revenue Code limitations.

Additional Compensation Program Features and Policies

Severance Policy

The Company provides severance benefits to NEOs in accordance with the Xcel Energy Senior Executive Severance and Change in Control Policy (as amended, the "Severance Policy"). The Board or the GCN Committee may name additional participants. The GCN Committee believes the Severance Policy provides a competitive severance benefit that retains key talent during a critical and potentially protracted period of uncertainty in the event the Company undergoes a change in control and the executive is not retained following the completion of such event. Outside of change in control situations, the Severance Policy also encourages executive officers to focus on the interests of Xcel Energy and its shareholders without undue concern that the officer will be terminated without compensation and benefits.

The benefits payable under the Severance Policy are discussed in more detail under Potential Payments upon Termination or Change in Control beginning on page 52.

Employment Contracts

Neither our CEO nor any of our other executive officers have employment contracts.

Stock Ownership Requirements

Our Stock Ownership Policy is an important feature of our compensation philosophy that helps to ensure alignment of executive interests with those of our shareholders. The stock ownership guideline for each executive is based on the executive's position. Executives are expected to achieve the applicable ownership requirement within five years of the date they assume their current executive position. If an executive is not in compliance with the ownership requirement within the required time period, we may require that the executive receive payment of any future incentive awards in stock and to retain 100% of the net shares (after-tax) delivered to the executive until the ownership requirement is met. All shares of common stock that the executive owns, as well as amounts invested into the Xcel Energy stock fund in the 401(k) Savings Plan and Deferred Compensation Plan, count toward compliance with the ownership guidelines. The table below shows the value of shares of common stock and common stock equivalents that each NEO must hold by the required dates expressed as a multiple of base salary.


CEO
6x base salary
Other NEOs
3x base salary
All Other Executive Officers
2x-3x base salary

As of March 25, 2024, all the NEOs have achieved, or are on track to achieve, the stated stock ownership requirement by the date specified for achievement.

Equity Grant Practices

We follow these practices regarding the timing of equity compensation grants:

- Performance shares and RSUs are normally approved on the date of the regularly scheduled December GCN Committee meeting and granted on the first trading day of the next fiscal year.
- Off-cycle grants to employees and new hires are made during the two-week period following the earnings release for the quarter in which the triggering event occurred.
- Grants to newly promoted executive officers or otherwise made as described above are made either (i) on the day the GCN Committee approves the grant for a promotion that has already occurred or is occurring concurrently; or (ii) on the effective date of a promotion for promotions or grants that become effective at a future date.
- In years where we pay out annual incentive awards, we issue shares of common stock and restricted stock to executives who have elected to receive their award in such form on the regularly scheduled date of the February GCN Committee meeting.

Hedging and Pledging

We prohibit the use of any hedging or purchase of any financial instruments designed to hedge or offset any decrease in the market value related to shares of our common stock for directors and all employees, including executives. Under our policy, the diversification of holdings in Xcel Energy stock through sales is not considered hedging. In addition, the pledging of shares by executive officers and directors is only allowed if the executive officer or director receives approval from the securities trading policy committee prior to pledging the shares. No directors or executive officers have pledged shares of our common stock. The Board believes that these policies are consistent with our philosophy that senior executives' and directors' interests should be aligned with those of our long-term shareholders through equity ownership.

Recoupment

We have recoupment (or clawback) policies that we amended in 2023 to reflect the clawback rules adopted by the SEC and Nasdaq, while also retaining features of our prior policy that provided for recoupment in the event of certain misconduct.

Our Nasdaq-compliant clawback policy provides that, in the event that we are required to prepare an accounting restatement due to material non-compliance with any financial reporting requirement, we will reasonably promptly recover any excess incentive-based compensation paid to our current and former executive officers based on any misstated financial reporting measure that was received during the three-year period preceding the date we are required to prepare the restatement.

We have an additional clawback policy that provides for similar recoupment rights from a broader group of current and former leaders, including business unit vice presidents, that permits use of discretion in determining appropriate amounts to be repaid. This additional policy also provides that we may clawback certain compensation in the event that any executive officer or other leader described above is determined to have engaged in misconduct. The compensation subject to this clawback provision includes annual incentive awards, long-term incentive awards and certain deferred compensation, retirement benefits and separation pay and benefits, with the amount subject to clawback for executive officers determined by the GCN Committee based on the facts and circumstances.

Risk Assessment

Our compensation programs are designed to motivate performance while not promoting behaviors that create undue risk. The GCN Committee considers several risk factors in establishing executive compensation programs, when setting compensation levels and when selecting measures and performance goals for our variable compensation programs. These factors include:

- Design aligns shareholder, customer and employee interests.
- Performance metrics align to our business strategy, and different metrics are utilized in the annual and long-term incentive programs.
- Long-term incentives have three-year vesting periods to encourage long-term decision-making and value creation.
- Incentive metrics are subject to auditing and internal controls, which apply to performance achievement and reporting of results.
- Payout ranges are understood and capped.
- Performance, structure and target incentive opportunities are comparable to those of our industry or peer companies.
- Stock Ownership Policy requires executive officers to invest in Xcel Energy to maintain long-term alignment.
- Clawback policies are in place as described above on both annual and long-term incentives.

REPORT OF THE COMPENSATION COMMITTEE

The GCN Committee, in its capacity as the compensation committee of the Board, has reviewed and discussed with management the CD&A in this proxy statement. Based on the review and discussions referred to above, the GCN Committee recommended to the Board that the CD&A be included in the Company's proxy statement.

Compensation Committee

Christopher Policinski, Chair
Megan Burkhart
Patricia Kampling
Richard O'Brien
Kim Williams

Summary Compensation Table

The following table summarizes the primary elements of compensation paid or granted to the NEOs. See the CD&A above for a description of our executive compensation program to gain an understanding of the information disclosed in this and the following tables.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(5)	All Other Compensation ($)(6)	Total ($)
Bob Frenzel Chairman, President and CEO(7)	2023	1,300,000	—	18,000,011	1,811,160	175,217	70,780	21,357,168 (8)
	2022	1,200,000	—	7,000,062	1,985,850	69,074	63,593	10,318,579
	2021	931,424	—	6,300,028	992,149	79,491	47,272	8,350,364
Brian Van Abel EVP, Chief Financial Officer	2023	750,000	200,000	2,600,017	657,900	346,694	43,301	4,597,912
	2022	700,000	—	1,740,011	741,384	—	28,781	3,210,176
	2021	650,000	—	1,792,997	231,392	243,402	10,471	2,928,262
Timothy O'Connor EVP, Chief Operations Officer	2023	775,000	100,000	2,250,018	679,830	316,471	36,990	4,158,309
	2022	750,000	—	2,550,060	843,986	105,596	35,544	4,285,186
	2021	661,528	—	1,550,079	497,972	171,958	34,317	2,915,854
Amanda Rome EVP, Group President, Utilities and Chief Customer Officer	2023	656,250	200,000	1,900,049	541,843	61,965	46,891	3,406,998
	2022	600,000	—	1,553,689	317,736	21,410	10,910	2,503,745
	2021	570,000	—	1,278,312	202,913	39,332	13,621	2,104,178
Patricia Correa SVP, Chief Human Resources Officer	2023	500,000	450,000	1,025,054	387,000	35,834	87,444	2,485,332
Brett Carter Former EVP, Group President, Utilities and Chief Customer Officer(9)	2023	675,000	—	1,650,078	—	111,123	1,929,834	4,366,035
	2022	643,333	—	1,961,501	344,214	42,268	42,091	3,033,407
	2021	580,000	—	1,125,018	440,475	53,517	25,940	2,224,950

(1) Amounts in this column reflect base salary earned for the corresponding year regardless of whether any portions were deferred under the 401(k) Savings Plan or otherwise.

(2) Amounts in this column reflect additional cash awards under our AIP paid in consideration of individual performance contributing to Xcel Energy's strong operational and financial performance in 2023 as described in the CD&A above. For Ms. Correa the amount also includes a $300,000 cash sign-on bonus that was approved in connection with her hiring.

(3) Amounts in this column reflect the aggregate grant date fair value of long-term incentive awards that remain subject to performance and/or vesting conditions. The grant date fair value was computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("FASB ASC Topic 718"), excluding the effect of estimated forfeitures. The grants are valued based on the closing price of our common stock on the grant date of the award, based on the assumption that target performance will be achieved or the service requirement will be met and the awards and future credited dividend equivalents will vest and will not be forfeited. The following table presents the grant date fair values included in the column by award type and also includes the grant date fair value of the performance shares granted in 2023 assuming maximum performance is achieved.

	Performance Shares			
Name	**Target ($)**	**Maximum ($)**	**Restricted Stock Units ($)**	**Retention Restricted Stock Units ($)**
Bob Frenzel	7,199,972	14,399,944	1,800,028	9,000,011
Brian Van Abel	2,080,028	4,160,056	519,989	—
Timothy O'Connor	1,799,958	3,599,916	450,060	—
Amanda Rome	1,520,002	3,040,004	380,047	—
Patricia Correa	819,959	1,639,918	209,095	—
Brett Carter	1,319,978	2,639,956	330,100	—

(4) Amounts in this column reflect annual incentive awards earned under our AIP, as more fully described in the Annual Incentive section on pages 37 to 38. The amounts in this column are part of the AIP earned, regardless of whether any portion was deferred under the Deferred Compensation Plan.

(5) Amounts in this column reflect the increase in the present value of the executive officer's benefits under all pension plans established by the Company, using methods that are consistent with those used in our financial statements. The change from the prior year is generally due to (a) the additional years of service earned by the executive officer under the plans, (b) the change in the final average salary from the prior year used to determine plan benefits, (c) the interest earned on accumulated benefits during the year (that is, the decrease in the deferral period until benefits commence as the executive officer approaches retirement) and (d) changes in actuarial assumptions including interest rates. Although Mr. Van Abel accrued additional benefits in 2022, the present value of his pension benefits decreased by $413,116 due to changes in the actuarial assumptions used to calculate the present value of

pension benefits. In accordance with SEC guidelines, if the change in pension value is negative, it is not shown in the table above. Ms. Correa became a participant after completion of one full year of service, or February 1, 2023. The value for Ms. Correa represents the amount she would earn assuming she remains employed at Xcel Energy under the pension plan.

Our Deferred Compensation Plan does not credit above-market earnings or preferential earnings to amounts deferred, and accordingly, no nonqualified deferred compensation earnings have been reported.

(6) Amounts included in All Other Compensation for 2023 include imputed income on life insurance paid by the Company, amounts reimbursed to executives under our executive physical health program, as well as the following:

Name	Company Contributions to our Deferred Compensation Plan ($)	Company Contributions to the 401(k) Savings Plan ($)	Company Paid Financial Wellness ($)
Bob Frenzel	40,750	11,250	12,000
Brian Van Abel	18,750	11,250	8,449
Timothy O'Connor	19,750	11,250	—
Amanda Rome	15,750	11,250	12,000
Patricia Correa	8,750	11,250	15,551 [a]
Brett Carter	—	11,250	12,000

[a] Due to administrative error, Ms. Correa received $3,551 in benefits in excess of the maximum benefit and will have a corresponding amount deducted from her benefit for 2024.

In addition, for Ms. Correa the amount includes $46,978 (including a gross-up of $11,007) associated with relocation benefits, and for Mr. Carter the amount includes $1,899,489 paid pursuant to our severance policy.

Executive officers may have the occasional personal use of event tickets when such tickets are not being used for business purposes, for which we have no incremental costs.

(7) Mr. Frenzel served as President and Chief Operating Officer until August 18, 2021 when he became President and CEO. Effective December 31, 2021, he became Chairman, President and CEO.

(8) This total includes a one-time award of retention RSUs with a grant date fair value of $9,000,011. The total excluding this one-time award is $12,357,157.

(9) Mr. Carter exited the role of Executive Vice President and Group President, Utilities and Chief Customer Officer effective October 1, 2023 and remained an employee to assist with transition services until he separated from service effective December 31, 2023. Long-term incentive awards were forfeited upon his separation. For additional information regarding the payments received by Mr. Carter in connection with his separation from service, see the Aggregate Termination Payments section on page 54.

Grants of Plan-Based Awards

The following table provides information regarding awards granted during 2023 to the NEOs.

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock Awards ($)[3]
Name	Grant Date	Date of Approval	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Bob Frenzel	1/3/23	12/13/22				19,266	64,221 [a]	128,442		4,499,965
	1/3/23	12/13/22				11,560	38,533 [b]	77,066		2,700,007
	1/3/23	12/13/22							25,689 [4]	1,800,028
	10/25/23	10/25/23							152,336 [5]	9,000,011
			877,500	1,755,000	3,510,000					
Brian Van Abel	1/3/23	12/13/22				5,566	18,553 [a]	37,106		1,300,009
	1/3/23	12/13/22				3,340	11,132 [b]	22,264		780,019
	1/3/23	12/13/22							7,421 [4]	519,989
			318,750	637,500	1,275,000					
Timothy O'Connor	1/3/23	12/13/22				4,817	16,055 [a]	32,110		1,124,974
	1/3/23	12/13/22				2,890	9,633 [b]	19,266		674,984
	1/3/23	12/13/22							6,423 [4]	450,060
			329,375	658,750	1,317,500					
Amanda Rome	1/3/23	12/13/22				3,853	12,844 [a]	25,688		899,979
	1/3/23	12/13/22				2,312	7,707 [b]	15,414		540,030
	1/3/23	12/13/22							5,138 [4]	360,020
	10/2/23	9/27/23				262	874 [a]	1,748		50,010
	10/2/23	9/27/23				157	524 [b]	1,048		29,983
	10/2/23	9/27/23							350 [4]	20,027
			262,521	525,042	1,050,084					
Patricia Correa	1/3/23	12/13/22				2,194	7,314 [a]	14,628		512,492
	1/3/23	12/13/22				1,316	4,388 [b]	8,776		307,467
	1/3/23	12/13/22							2,927 [4]	205,095
			187,500	375,000	750,000					
Brett Carter[6]	1/3/23	12/13/22				3,532	11,774 [a]	23,548		825,004
	1/3/23	12/13/22				2,119	7,064 [b]	14,128		494,974
	1/3/23	12/13/22							4,711 [4]	330,100
			270,000	540,000	1,080,000					

(1) The amounts show estimated payouts of annual incentive awards pursuant to the AIP. Payouts of annual incentive awards are dependent on the level of achievement of corporate financial and operational goals approved by the GCN Committee, with each individual having the opportunity to earn from 0% to 200% of the target annual incentive award based on the level of achievement of the goals. The actual payments of the cash component of these awards are included in the "Non-Equity Incentive Plan Compensation" column in the Summary Compensation Table on page 44. An executive officer may elect to receive shares of common stock or restricted stock in lieu of all or a portion of the cash payment for which they were otherwise entitled under the AIP. No such elections were made for 2023.

(2) The amounts show the threshold, target and maximum payouts for grants of performance shares. Performance shares are dependent on the level of achievement of performance conditions approved by the GCN Committee, with each individual having the opportunity to earn from 0% to 200% of the target performance share award based on the level of achievement. The number of performance shares paid out upon settlement is also determined by the price of our common stock at payout.

In this column the share amounts reflect the LTI stock-based awards described in (a) and (b) below.

(a) performance shares based on relative TSR with a measurement date of December 31, 2025

(b) performance shares based on carbon dioxide emissions reduction with a measurement date of December 31, 2025

All performance shares were issued under the Amended and Restated 2015 Omnibus Incentive Plan (the "2015 Plan"). The number of shares issued was determined based on the fair market value of our common stock at the time the shares were issued following the close of the performance year, and the value of the shares issued is included in the "Stock Awards" column in the Summary Compensation Table.

(3) The targeted grant date fair value of each performance share award and the grant date fair value of each RSU award was computed in accordance with FASB ASC Topic 718 based on the closing price of our common stock on the grant date.

(4) The amount reflects RSUs issued under the 2015 Plan that will vest on December 31, 2025.

(5) The amount reflects retention RSUs issued under the 2015 Plan that will vest 33% on February 28, 2027 and 67% on February 29, 2028.

(6) Performance Shares and RSUs granted to Mr. Carter were forfeited in connection with his separation from service effective December 31, 2023.

Outstanding Equity Awards at Fiscal Year-End

The following table provides additional information regarding outstanding RSUs, restricted stock and performance shares held by the NEOs on December 31, 2023. Fractional share amounts have been rounded to the nearest whole share.

	Stock Awards			
Name	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(2)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(1)(2)
Bob Frenzel	21,726 (3)	1,345,029	27,156 (4)	1,681,237
	26,319 (5)	1,629,433	32,588 (6)	2,017,510
	152,336 (7)	9,431,122	32,897 (8)	2,036,665
			39,477 (9)	2,444,023
Brian Van Abel	5,401 (3)	334,381	6,750 (4)	417,894
	7,604 (5)	470,753	8,100 (6)	501,473
			9,504 (8)	588,378
			11,405 (9)	706,067
Timothy O'Connor	4,812 (3)	297,894	6,013 (4)	372,270
	6,580 (5)	407,390	7,215 (6)	446,711
			8,224 (8)	509,158
			9,869 (9)	610,990
Amanda Rome	3,787 (3)	234,452	4,733 (4)	293,032
	5,614 (5)	347,555	5,679 (6)	351,612
	825 (10)	51,067	7,016 (8)	434,381
	1,296 (11)	80,243	8,420 (9)	521,271
Patricia Correa	1,605 (3)	99,342	2,055 (4)	124,144
	2,999 (5)	185,650	2,407 (6)	149,012
			3,747 (8)	231,952
			4,496 (9)	278,317
Brett Carter(12)	4,858 (3)	300,738	6,219 (4)	385,031
	4,826 (5)	298,803	7,463 (6)	462,050
			6,031 (8)	373,393
			7,237 (9)	448,047

(1) Values were calculated based on the $61.91 closing price of our common stock on December 29, 2023. For performance shares granted in 2022, the values reflected in the table assume threshold performance for performance shares granted based on relative TSR and assume target for the performance shares based carbon dioxide emissions reduction. For performance shares granted in 2023, the values reflected in the table assume threshold performance for performance shares granted based on relative TSR and assume target for the performance shares based carbon dioxide emissions reduction. The value of the performance shares at payout will be based on actual performance and the price of our common stock at that time.

(2) Amounts reflected exclude performance share awards that have a measurement period that ended on December 31, 2023. The GCN Committee certified payment of these awards on February 20, 2024, and the amounts for these awards are included in the Option Exercises and Stock Vested table on page 48.

(3) Represents RSUs granted for 2022, and credited dividend equivalents, vesting on December 31, 2024.

(4) Represents performance shares granted for 2022, and credited dividend equivalents, based on relative TSR for the performance period January 1, 2022 to December 31, 2024. The measurement date for the vesting of these awards is December 31, 2024.

(5) Represents RSUs granted for 2023, and credited dividend equivalents, vesting on December 31, 2025.

(6) Represents performance shares granted for 2022, and credited dividend equivalents, based on carbon dioxide emissions reduction. The measurement date for the vesting of these awards is December 31, 2024.

(7) Represents retention-based RSUs granted on October 25, 2023. Of the RSUs granted, 33% will vest on February 28, 2027 and 67% will vest on February 29, 2028.

(8) Represents performance shares granted for 2023, and credited dividend equivalents, based on relative TSR for the performance period January 1, 2023 to December 31, 2025. The measurement date for the vesting of these awards is December 31, 2025.

(9) Represents performance shares granted for 2023, and credited dividend equivalents, based on carbon dioxide emissions reduction. The measurement date for the vesting of these awards is December 31, 2025.

(10) Represents restricted stock, and credited dividends, that Ms. Rome elected to receive in lieu of cash compensation for annual incentive awards granted in 2021 for which she was otherwise entitled under the AIP. Restrictions lapsed on one-third of the shares on March 1, 2022 and on one-third of the shares on March 1, 2023. The restrictions on the remaining one-third of restricted shares will lapse on March 1, 2024 or the next available trading day if the designated date is not a trading day.

(11) Represents restricted stock, and credited dividends, that Ms. Rome elected to receive in lieu of cash compensation for annual incentive awards granted in 2022 for which she was otherwise entitled under the AIP. Restrictions lapsed on one-third of the shares on March 1, 2023. The restrictions on the remaining shares will lapse equally on March 1, 2024 and March 1, 2025 or the next available trading day if the designated date is not a trading day.

(12) All of Mr. Carter's outstanding equity awards were forfeited on December 31, 2023 in connection with his separation from service.

Option Exercises and Stock Vested

The following table discloses on a grant-by-grant basis the stock or similar awards that vested in 2023. Fractional share amounts have been rounded to the nearest whole share.

	Stock Awards[1]	
Name	Number of Shares Acquired on Vesting (#)[2]	Value Realized on Vesting ($)[2]
Bob Frenzel	23,659 [3]	1,397,518 [4]
	19,965 [5]	1,179,362 [4]
Brian Van Abel	6,112 [3]	361,008 [4]
	5,158 [5]	304,691 [4]
Timothy O'Connor	5,996 [3]	354,160 [4]
	5,061 [5]	298,955 [4]
	9,088 [6]	594,363 [7]
	6,153 [6]	354,927 [8]
Amanda Rome	1,438 [9]	92,826 [10]
	4,140 [3]	244,529 [4]
	3,494 [5]	206,418 [4]
Patricia Correa	905 [3]	53,449 [4]
	764 [5]	45,105 [4]
Brett Carter	4,436 [3]	262,014 [4]
	3,744 [5]	221,130 [4]

(1) We have not granted stock options since 2001, and there are no outstanding options. As such, the columns relating to option exercises have been omitted.

(2) Amounts reflected include performance share awards that had performance periods that ended on December 31, 2023 and RSUs that vested on December 31, 2023. The GCN Committee certified the achievement of the applicable performance measures on February 20, 2024.

(3) Reflects vesting of performance shares granted for the performance period of January 1, 2021 to December 31, 2023 and associated dividend equivalent units based on achievement of defined reduction of carbon dioxide emissions. The number of performance shares includes credited dividend equivalents associated with the January 20, 2024 dividend as the record date for these dividend equivalents, December 28, 2023, was prior to settlement. Upon settlement, each officer received 100% of the performance share award in shares of our common stock, unless otherwise elected to be deferred under the Deferred Compensation Plan. Refer to footnote 1 to the Nonqualified Deferred Compensation table on page 51 for specific values deferred.

(4) Value is based on the closing market price of our common stock on February 16, 2024, or $59.07, the preceding trading date prior to the GCN Committee certification.

(5) Reflects vesting of service-based RSUs granted for the period of January 1, 2021 to December 31, 2023 and associated dividend equivalent units based on active employment at the time of vesting. The number of units includes credited dividend equivalents associated with the January 20, 2024 dividend as the record date for these dividend equivalents, December 28, 2023, was prior to settlement. Upon settlement, each officer received 100% of the RSUs in shares of common stock.

(6) Reflects vesting of retention-based RSUs granted on January 3, 2022. Of the RSUs granted, and associated dividend equivalents, 60% vested on February 20, 2023 and 40% vested on August 31, 2023.

(7) Value is based on the closing market price of our common stock on February 27, 2023, or $65.40, the preceding trading date prior to the vesting date.

(8) Value is based on the closing market price of our common stock on August 30, 2023, or $57.68, the preceding trading date prior to the vesting date.

(9) Reflects vesting of restricted stock elected in lieu of cash compensation under the AIP plus associated stock acquired with reinvested dividends.

(10) Value is based on the closing market price of our common stock on February 28, 2023, or $64.57, the date prior to the restriction lapse date.

Pension Benefits

We maintain two defined benefit plans in which the NEOs participate.

- The Xcel Energy Pension Plan (referred to as the "Pension Plan") provides funded, tax-qualified benefits that are subject to compensation and benefit limits under the Internal Revenue Code.
- The Xcel Energy Inc. Nonqualified Pension Plan (referred to as the "Nonqualified Pension Plan") provides unfunded, nonqualified benefits for compensation that is above the required limits of the Pension Plan.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Bob Frenzel	Pension Plan	8	388,703	—
	Nonqualified Pension Plan	8	210,760	—
Brian Van Abel	Pension Plan	14	865,622	—
	Nonqualified Pension Plan	14	397,735	—
Timothy O'Connor	Pension Plan	16	1,804,654	—
	Nonqualified Pension Plan	16	344,800	—
Amanda Rome	Pension Plan	9	131,404	—
	Nonqualified Pension Plan	9	63,291	—
Patricia Correa	Pension Plan	2	26,024	—
	Nonqualified Pension Plan	2	25,524	—
Brett Carter	Pension Plan	6	238,813	—
	Nonqualified Pension Plan	6	94,642	—

Present Value of Accumulated Benefits

The Present Value of Accumulated Benefit is the present value of the annual pension benefit earned as of December 31, 2023 that would be payable under each plan for the NEOs beginning at normal retirement age, or the earliest time at which the NEO may retire without a benefit reduction. Certain assumptions regarding interest rates and mortality were used to determine the present value of the benefit. Those assumptions are consistent with those used in Note 11, Benefit Plans and Other Postretirement Benefits, to Xcel Energy's Consolidated Financial Statements included as part of Xcel Energy's 2023 Annual Report on Form 10-K, including use of updated discount rate assumptions. Specifically, the discount rate for qualified pension benefits was changed from 5.80% for 2022 to 5.53% for 2023. The Nonqualified pension benefit discount rate was changed from 5.77% for 2022 to 5.58% for 2023.

Normal retirement age for this purpose is defined by the various plans in which the NEOs participate. The Present Value of Accumulated Benefit is determined for each plan assuming benefits commence at the age described below:

- *Pension Plan*. Benefits are calculated assuming the normal retirement age is 65.
- *Nonqualified Pension Plan*. Benefits are calculated assuming normal retirement age is 65.

The following narrative provides detailed information about the retirement benefits available to the NEOs.

Pension Plan

The NEOs participate in either the Pension Equity or the Cash Balance formula under the Pension Plan. Benefits provided under the Pension Plan are based on compensation up to the compensation limit under Section 401(a)(17) of the Internal Revenue Code ($335,000 in 2023). In addition, benefits provided under the Pension Plan may not exceed a benefit limit under Section 415(b) of the Internal Revenue Code ($265,000 payable as a single life annuity beginning at normal retirement age in 2023). Benefits are payable under the normal form of benefit (a qualified joint and 50% survivor annuity for a married participant) or one of the optional forms of payment elected by the participant, including a lump sum. Benefits under the Pension Plan are funded and payable from the assets held in an irrevocable tax-exempt trust.

Pension Equity Benefit Formula

There are two general benefit components payable under the Pension Equity benefit: the basic benefit and the Retirement Spending Account. The basic Pension Equity benefit is determined as follows:

- Monthly benefit, payable as a single life annuity at the participant's normal retirement age, which is the actuarial equivalent of the participant's Pension Equity Plan ("PEP") balance. The PEP balance is equal to 10% of the participant's highest average pay (expressed on a monthly basis) times years of credited service times 12.
- Highest average pay is equal to the highest average monthly rate of base pay plus annual incentive pay during any 48 consecutive months of covered employment. Base pay is regular, straight-time earnings, including employee contributions to the 401(k) Savings Plan, the Flexible Benefits Plan and, effective January 1, 2002, the Deferred Compensation Plan.

If a participant terminates employment before age 65 but after completing three years of vesting service, the benefit is calculated as described above, but based on service and highest average pay at termination.

Retirement Spending Account

The Retirement Spending Account annual benefit is available for PEP participants and is expressed as a monthly benefit, payable as a single life annuity that is the actuarial equivalent of the Retirement Spending Account balance. The Retirement Spending Account balance is the accumulated value at retirement of the initial account balance, annual credits and annual interest credits.

- Initial account balance equal to $1,400 times all years of service as of December 31, 2002, for former New Century Energy participants and December 31, 1998 for former Northern States Power Company participants. For all other participants, the initial account balance is zero.
- Annual credits equal to $1,400.
- Interest credits based on one-year treasury constant maturities plus 1% from the prior November.

Effective for plan years beginning after December 31, 2017, the Company eliminated future Retirement Spending Account credits for all eligible non-bargaining participants, including the NEOs.

Cash Balance Formula

The Cash Balance formula benefit is determined as follows:

- Monthly benefit, payable as a single life annuity at the participant's normal retirement age, which is the actuarial equivalent of the participant's Cash Balance account balance. The Cash Balance account balance is equal to an annual pay credit of 5% of base salary and annual incentive pay plus an annual interest credit.
- Annual interest credits are based on a 30-year rate for U.S. Treasuries from the prior November.

Nonqualified Pension Plan

The Nonqualified Pension Plan replaces the benefit that would have been payable through the Xcel Energy Pension Plan if not for the limits imposed by Internal Revenue Code Sections 401(a)(17) and 415(b). All active participants must receive their Nonqualified Pension Plan benefit as a lump sum.

Generally, a participant's years of credited service are based on their years of employment with the Company and its predecessors. However, in certain cases, credit for service prior to participation in the plan may be granted. The years of credited service listed above for the Nonqualified Pension Plan for all the NEOs are based only on their period of service while employed by the Company and its predecessors.

The Nonqualified Pension Plan is unfunded and maintained as a book reserve account. No funds are set aside in a trust or otherwise; participants in the Nonqualified Pension Plan are general creditors of the Company with respect to the payment of their Nonqualified Pension Plan benefits. The executive officer's accrued benefit under the Nonqualified Pension Plan cannot be sold, transferred or otherwise anticipated before it becomes payable under the terms of the plan, other than through a qualified domestic relations order.

Nonqualified Deferred Compensation

The following table shows the amounts deferred by the NEOs and our matching contributions during 2023.

Name	Executive Contributions in 2023 ($)[1]	Registrant Contributions in 2023 ($)[2]	Aggregate Earnings (Loss) in 2023 ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Dec. 31, 2023 ($)[3]
Bob Frenzel	91,000	40,750	21,356	—	478,539
Brian Van Abel	52,500	18,750	17,040	—	153,187
Timothy O'Connor[4]	62,000	19,750	1,063,278	(5,959)	17,054,369
Amanda Rome	33,750	15,750	3,401	—	52,901
Patricia Correa	15,000	8,750	2,870	—	26,620
Brett Carter	—	15,750	(134,151)	—	2,035,780

(1) Deferrals into the deferred compensation plan were made from compensation earned in 2023 and are reported in the column titled "Salary" in the Summary Compensation Table for 2023 on page 44.

(2) Amounts shown reflect our matching contributions (above applicable Internal Revenue Code limits) into our deferred compensation plan during 2023 and are included in "All Other Compensation" in the Summary Compensation Table. These amounts are described in footnote 6 to the Summary Compensation Table on page 45.

(3) Of the amounts shown, the following aggregated amounts were included in the column titled "Salary" in the Summary Compensation Table for 2021 and 2022: Mr. Frenzel: $139,885; Mr. Van Abel: $49,000; Mr. O’Connor: $98,807; and Mr. Carter: $305,833.

(4) The Aggregate Earnings, Aggregate Withdrawals/Distributions and Aggregate Balance columns include $(1,845), $(5,959) and $31,318, respectively, attributable to the Nuclear Management Company, LLC Executive Deferred Compensation Plan of our former subsidiary which was closed to new participants and contributions in 2008 and which has two employee participants.

Deferred Compensation Plan

On an annual basis, eligible executives and key employees may elect to defer up to 75% of base salary, up to 100% of the annual incentive payable in the following calendar year, and up to 100% of vested performance shares and certain RSUs into the Deferred Compensation Plan. For 2023, the Company matched 50% of base salary deferrals (up to 8% deferred), netting to a maximum 4%, for eligible matching contributions for eligible executives whose matching contributions into the Company’s 401(k) Savings Plan are restricted by Internal Revenue Code imposed limits. The Company matching contributions are credited to investment fund(s) selected by each NEO. The Company may also make discretionary contributions to accounts of certain participants but did not do so for any NEO in 2023.

The Company established irrevocable trusts to provide a secure source of funds to assist in meeting our deferred compensation obligations. We may make contributions to the trusts from time to time in amounts determined sufficient to pay benefits when due to participants under this plan. Notwithstanding the trusts, this plan is nonqualified and amounts on deposit in the trust are subject to the claims of the Company’s general creditors.

Investment Funds

The investment fund options under the Deferred Compensation Plan consist of those options available to all employees under the 401(k) Savings Plan, including the Xcel Energy Stock Fund, except that the brokerage account option is not available under the Deferred Compensation Plan. The rates of return on the investment fund options ranged from -8.73% to 28.18% for 2023 with a median return rate of 16.00%. As under the 401(k) Savings Plan, participants may change their assumed investment funds on a daily basis. Deferred amounts from certain long-term incentive awards must remain invested in the Xcel Energy Stock Fund for a minimum of six months.

Distribution Options

For the Deferred Compensation Plan, the executive’s account is payable on the earlier of a specific year or the executive’s separation from service or death and will be paid in a lump sum or in ten annual installments as elected by the executive or, if no election is made, in a lump sum.

- If a specific year is elected, and is earlier than separation from service, a lump sum distribution will be made around January 31 of the elected year.
- Distributions based on separation from service will be made (or will begin) around the next January 31 or July 31 that first follows the sixth-month anniversary of the executive’s separation from service.
- In the event of the executive’s death, payment to the executive’s beneficiary will be made in a lump sum unless the executive was already receiving installment payments. In that case, the installment payments will continue to be paid to the executive’s beneficiary.
- The executive can receive a distribution in the event of an extreme financial hardship that cannot be satisfied by any other means.

Potential Payments upon Termination or Change in Control

We provide severance benefits to the NEOs under the Xcel Energy Senior Executive Severance and Change in Control Policy (as amended, the "Severance Policy"). As discussed above, the Severance Policy provides a market-competitive severance benefit and serves as a retention tool in the event the Company were to undergo a change in control. Each of our current NEOs is a participant in the Severance Policy. Additional participants may be named by the Board or the GCN Committee from time to time.

Under the Severance Policy, a participant whose employment is terminated will receive severance benefits unless:

- The employer terminated the participant for cause, which for this purpose includes termination for (i) the willful and continued failure of a participant to perform substantially his or her duties, after a written demand for substantial performance, or (ii) the willful engagement by a participant in illegal conduct or gross misconduct that is materially and demonstrably injurious to the Company;
- Termination was because of the participant's death, disability or retirement;
- The participant's division, subsidiary or business unit was sold and the buyer agreed to continue the participant's employment with specified protections for the participant; or
- The participant terminated voluntarily.

The severance benefits under the Severance Policy include the following:

- A lump sum cash payment equal to the participant's annual base salary and target annual incentive award;
- A lump sum cash payment equal to the prorated target annual incentive compensation for the year of termination;
- A lump sum cash payment of $30,000 for outplacement services;
- A lump sum cash payment equal to the value of the additional amounts that would have been credited to or paid on behalf of the participant under pension and retirement savings plans if the participant had remained employed for one additional year; and
- Continued medical, dental and life insurance benefits for one additional year.

If the participant is terminated (including a voluntary termination following a diminution in salary, benefits or responsibilities) within two years following a change in control, the participant will receive benefits under the Severance Policy similar to the severance benefits described above, except as follows:

- The cash payment of the participant's annual base salary and target annual incentive award will be increased by a severance multiplier up to three times, depending upon the participant's tier;
- The cash payment for the value of additional retirement savings and pension credits will be up to three years, depending upon the participant's tier; and
- Medical, dental and life insurance benefits will be continued for up to three years, depending upon the participant's tier.

For these purposes, a change of control generally means (i) any acquisition of 20% or more of either our common stock or combined voting power (subject to limited exceptions for acquisitions directly from us, acquisitions by us or one of our employee benefit plans, or acquisitions pursuant to specified business combinations in which (a) our shareholders will own more than 60% of the shares of the resulting corporation, (b) no one person will own 20% or more of the shares of the resulting corporation and (c) a majority of the board of the resulting corporation will be our incumbent directors), (ii) directors of the Company as of the date of the Severance Policy and those directors who have been elected subsequently and whose nomination was approved by such directors fail to constitute a majority of the Board, (iii) a merger, share exchange or sale of all or substantially all of the assets of the Company (each, a "business combination") (except those business combinations that satisfy clauses (a), (b) and (c) above) or (iv) shareholder approval of a complete liquidation or dissolution of the Company.

In addition, pursuant to the terms of our incentive compensation plans, upon a change in control, all unvested shares of restricted stock and unvested RSUs will vest immediately, and all performance shares will vest and be paid out immediately in cash as if the applicable performance goals had been obtained at target levels.

The amounts payable in cash for each of the NEOs relating to the performance shares and RSUs are included in the "Equity compensation" row of the "Termination upon Change in Control" column in the Aggregate Termination Payments table on page 54.

To receive the benefits under the Severance Policy, the participant must also sign an agreement releasing all claims against the employer and its affiliates and agreeing not to compete with the employer and its affiliates and not to solicit their employees and customers for one year.

Disability Benefits

All disability benefits for NEOs and all of our active employees are provided through an insured arrangement with a third-party administrator/insurer. Each of the NEOs is eligible for a disability benefit in the event of a total and permanent disability. This disability benefit is generally available to all employees of the Company.

For participants in the long-term disability benefit, the monthly disability benefit payable is equal to 60% of the participant's basic monthly earnings, limited to a maximum $25,000 monthly benefit. This monthly benefit would be payable until normal retirement age, or for those participants becoming disabled after age 63, for a specific period of time.

Retirement Benefits

Upon retirement, the executive officers will be entitled to receive the retirement benefits described above under the caption "Pension Benefits" on pages 49 to 50 and the nonqualified deferred compensation described under the caption "Nonqualified Deferred Compensation" on page 51.

Outstanding Equity Compensation Awards

As discussed above, pursuant to the terms of our incentive compensation plans, in the event there is a change in control, all stock-based awards, such as restricted stock, will vest immediately and any awards that may be settled in cash or stock, such as performance shares and RSUs, will vest and be paid out immediately in cash as if the applicable performance goals had been obtained at target levels.

The treatment of other unvested stock-based awards and awards that may be settled in cash or stock in situations other than a change in control, is as follows:

<table>
<tr><th>Award</th><th>Audience</th><th>Voluntary Termination</th><th>Involuntary Termination With Cause</th><th>Involuntary Termination Without Cause</th><th>Retirement</th><th>Death or Disability</th></tr>
<tr><td rowspan="2">Performance Shares (Long-Term Plan)</td><td>For NEOs who do not meet age and service requirements</td><td>Forfeited</td><td rowspan="2">Forfeited</td><td>Forfeited</td><td>Forfeited</td><td rowspan="2">Restrictions lapse</td></tr>
<tr><td>For NEOs who are at least age 55 with 10 years of continuous service</td><td>Prorated until date of separation, with actual payment dependent upon the achievement of performance goals</td><td>Prorated until date of separation, with actual payment dependent upon the achievement of performance goals</td><td>Prorated until date of retirement, with actual payment dependent upon the achievement of performance goals</td></tr>
<tr><td rowspan="2">RSUs (Long-Term Plan)</td><td>For NEOs who do not meet age and service requirements</td><td>Forfeited</td><td rowspan="2">Forfeited</td><td>Forfeited</td><td>Forfeited</td><td rowspan="2">Restrictions lapse</td></tr>
<tr><td>For NEOs who are at least age 55 with 10 years of continuous service</td><td>Prorated until date of separation</td><td>Prorated until date of separation</td><td>Prorated until date of retirement</td></tr>
<tr><td>Retention RSUs (Long-Term Plan)</td><td></td><td>Forfeited</td><td>Forfeited</td><td>Forfeited; at Board's discretion, units may vest pro-rata based on completed service</td><td>Forfeited</td><td>Prorated</td></tr>
<tr><td>Restricted Stock (AIP)</td><td>All awards</td><td>Forfeited</td><td>Forfeited</td><td>Forfeited</td><td>Forfeited</td><td>Restrictions lapse</td></tr>
</table>

Aggregate Termination Payments

This section explains those payments and benefits that are accelerated in various termination of employment scenarios. For purposes of preparing this table, we have assumed that (i) the NEOs were terminated on December 31, 2023 and (ii) the price of our common stock was $61.91 (the closing price on December 29, 2023). For Mr. Carter we have provided disclosure regarding what he actually received upon his separation from service effective December 31, 2023.

Name	Termination upon Change in Control[1] ($)	Voluntary Termination/ Retirement ($)	Involuntary Termination with Cause ($)	Involuntary Termination without Cause ($)	Death ($)
Bob Frenzel					
Severance payments	9,165,000	—	—	3,055,000	—
Retirement/Pension[2]	681,252	112,741	112,741	296,716	112,741
Benefits[3]	243,660	—	—	101,220	—
Equity compensation	24,302,920 [4]	—	—	—	14,871,798 [5]
Total	34,392,832	112,741	112,741	3,452,936	14,984,539
Brian Van Abel					
Severance payments	4,162,500	—	—	1,387,500	—
Retirement/Pension[2]	1,431,017	676,612	676,612	1,098,790	676,612
Benefits[3]	148,623	—	—	69,541	—
Equity compensation	4,025,218 [4]	—	—	—	4,025,218 [5]
Total	9,767,358	676,612	676,612	2,555,831	4,701,830
Timothy O'Connor					
Severance payments	4,301,250	—	—	1,433,750	—
Retirement/Pension[2]	740,930	1,128	1,128	285,666	1,128
Benefits[3]	219,383	—	—	93,128	—
Equity compensation	3,525,842 [4]	1,671,663 [5]	—	1,671,663 [5]	3,525,842 [5]
Total	8,787,405	1,672,791	1,128	3,484,207	3,526,970
Amanda Rome					
Severance payments	3,645,000	—	—	1,215,000	—
Retirement/Pension[2]	300,598	72,706	72,706	152,967	72,706
Benefits[3]	194,280	—	—	84,760	—
Equity compensation	3,125,349 [4]	—	—	—	3,256,659 [5]
Total	7,265,227	72,706	72,706	1,452,727	3,329,365
Patricia Correa					
Severance payments	2,625,000	—	—	875,000	—
Retirement/Pension[2]	166,099	12,772	12,772	67,189	12,772
Benefits[3]	142,317	—	—	67,439	—
Equity compensation	1,424,513 [4]	—	—	—	1,424,513 [5]
Total	4,357,929	12,772	12,772	1,009,628	1,437,285
Brett Carter					
Severance payments	—	—	—	1,755,000	—
Retirement/Pension	—	—	—	74,601	—
Benefits	—	—	—	69,888	—
Equity compensation	—	—	—	—	—
Total	—	—	—	1,899,489 [6]	—

(1) Amounts in this column relate to amounts payable if a change in control, as defined in the Severance Policy, occurs and the executive officer is terminated within two years of such event.

(2) Represents the actuarial present value of pension benefits that would be received upon a specified termination event over and above those included in the Pension Benefits table on page 49 which the executive officers also would be entitled to receive (except upon death, it would be reduced by 50%). The amounts shown in the Pension Benefits table are based on prescribed assumptions for age at payment, interest rate and mortality. In the event of immediate termination of employment, benefits would be calculated using actual assumptions set forth in the pension plan documents, which differ from the prescribed assumptions used for purposes of calculating the actuarial present value of accumulated benefits for the Pension Benefits table. In addition, the retirement benefits payable subsequent to specific events (for example, a change in control) will be modified as described above. The retirement amounts shown in this section represent the increase, if any, in the present value of pension benefits due to the difference in assumptions for age at payment, interest rates and mortality. These amounts also reflect the increase due to changes in benefit level required for the specific termination event identified in the table.

(3) Included in the amounts reported under "Benefits" for all NEOs is $30,000 for outplacement services. Amounts also include the dollar value of continued medical, dental and life insurance benefits for three additional years in the event of a termination upon change in control or one additional year in the event of an involuntary termination without cause as set forth below. For these purposes we have assumed that health care costs will increase at the rate of 9.45% per year.

	Bob Frenzel ($)	Brian Van Abel ($)	Timothy O'Connor ($)	Amanda Rome ($)	Patricia Correa ($)
3 Years	57,660	28,623	96,383	83,280	52,317
1 Year	19,220	9,541	32,128	27,760	17,439

Amounts in this row also include the dollar value of the additional matching contributions to the qualified and nonqualified Deferred Compensation Plan for three additional years in the event of a termination upon change in control or one additional year in the event of an involuntary termination without cause as set forth below:

	Bob Frenzel ($)	Brian Van Abel ($)	Timothy O'Connor ($)	Amanda Rome ($)	Patricia Correa ($)
3 Years	156,000	90,000	93,000	81,000	60,000
1 Year	52,000	30,000	31,000	27,000	20,000

(4) Represents the value of the RSUs and dollar value of all performance shares that will vest and be paid out immediately in cash as if the applicable performance goals had been obtained at target levels.

(5) Represents the value of the RSUs and dollar value of all performance shares that will vest and be paid out in cash, shares or a combination thereof as if the applicable performance goals had been obtained at target levels. This amount also includes $131,310 for Ms. Rome for restricted stock for which restrictions would lapse as described in the Outstanding Equity Awards at Fiscal Year-End table and under Outstanding Equity Compensation Awards on page 47.

(6) Mr. Carter's separation from service triggered payments under our severance policy. In addition, Mr. Carter became entitled to receive pension benefits disclosed in the Pension Benefits table on page 49 and the deferred compensation disclosed in the Nonqualified Deferred Compensation table on page 51. Mr. Carter's outstanding performance shares and RSUs were forfeited as disclosed in the Outstanding Equity Awards at Fiscal Year-End table on page 47.

This section does not cover all amounts the NEOs will receive following termination as they are also entitled to receive:

- their vested balances under pension and deferred compensation plans, as disclosed previously, under all employment termination scenarios;
- the payments of long-term incentive awards, as described in the table on page 53; and
- annual incentive awards at target, in the event of a change in control, or at actual performance levels for all events other than termination with cause, as disclosed in the Grants of Plan-Based Awards table on page 46.

CEO Pay Ratio

Set forth below is the ratio of the annual total CEO compensation for 2023 to the annual total compensation of our median employee for 2023. Mr. Frenzel's annual total CEO compensation was $21,357,168, as reflected in the Summary Compensation Table on page 44.

To determine our median employee last year, we used a definition that was based on actual W-2 taxable income for the 2022 calendar year for those who were employed on December 1, 2022, excluding our CEO. Taxable income was selected because it is inclusive of all forms of compensation paid to an employee such as overtime and allowances per union contracts, and we believe it is an appropriate representation of pay. Our median employee for our pay ratio this year is the same employee we used for the pay ratio calculation last year. We believe this employee continues to generally represent the employee population and compensation structure, and there were no significant changes in our employee population or compensation practices as of December 1, 2023 that could reasonably result in a pay ratio. For 2023, our median employee's annual total compensation was $140,980.

Comparing the annual total CEO compensation for 2023 noted above to our median employee's annual total compensation for 2023, the resulting CEO pay ratio is 151:1. This ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K under the Securities Exchange Act of 1934, and as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act. If we exclude Mr. Frenzel's one-time retention RSU award valued at $9,000,011 from his annual total compensation for 2023, Mr. Frenzel's annual total compensation equals $12,357,157, and the resulting CEO pay ratio is 88:1.

Pay Versus Performance

This section provides information regarding "compensation actually paid" to our NEOs for fiscal years 2020 through 2023 as defined, and in accordance with, SEC rules. References in this proxy statement to "CAP" refer to "compensation actually paid" as defined in applicable SEC rules. The disclosures included in this section were not considered by the GCN Committee when making compensation decisions during the last three years.

Pay Versus Performance

Year	Summary Compensation Table Total for CEO Frenzel ($)[1]	Summary Compensation Table Total for CEO Fowke ($)[1]	Compensation Actually Paid to CEO Frenzel ($)[1][2]	Compensation Actually Paid to CEO Fowke ($)[1][2]	Average Summary Compensation Table Total for Non-CEO Named Executive Officers ($)[3]	Average Compensation Actually Paid to Non-CEO Named Executive Officers ($)[2][3]	Value of Initial Fixed $100 Investment Based on: Total Shareholder Return ($)	Value of Initial Fixed $100 Investment Based on: EEI Electrics Index Total Shareholder Return ($)[4]	Net Income (in Millions) ($)	Ongoing EPS ($)[5]
2023	21,357,168	—	18,145,698	—	3,802,917	2,708,009	109	107	1,771	3.35
2022	10,318,579	—	9,940,497	—	3,258,129	3,537,717	120	117	1,736	3.17
2021	8,350,364	12,785,442	6,391,262	(962,729)	2,543,311	1,949,601	113	116	1,597	2.96
2020	—	16,805,589	—	30,490,302	2,795,911	3,941,492	108	99	1,473	2.79

(1) Mr. Frenzel became CEO on August 18, 2021. Mr. Fowke served as our CEO from 2011 until his retirement on August 18, 2021.

(2) Amounts in this column reflect the total compensation reflected in the Summary Compensation Table for the applicable year adjusted in accordance with SEC rules to determine CAP.

The adjustments made to Summary Compensation Table totals in order to determine CAP for our PEO and our Other NEOs for 2023 are set forth below. The amounts included for non-CEO NEOs have been averaged. Dividends paid on equity awards during the year are included in the equity value column.

	Year	Pension-Related Adjustments: Summary Compensation Table Aggregate Change in Actuarial Present Value of Accumulated Benefits under Defined Benefit and Pension Plans ($)	Pension-Related Adjustments: Pension Service Cost ($)	Equity-Related Adjustments: Summary Compensation Table "Stock Awards" Amount ($)	Equity-Related Adjustments: Year-End Fair Value of Awards Granted During the Year that Remain Unvested ($)	Equity-Related Adjustments: Difference Between Fair Value of Awards from 12/31/22 to 12/31/23 for Awards Granted in any Prior Year that Remained Unvested at Year-End ($)	Equity-Related Adjustments: Difference Between Fair Value of Awards from 12/31/22 to Vesting Date for Prior Year Awards that Vested During the Year ($)	Adjustments to Summary Compensation Table Totals ($)
CEO Frenzel	2023	(175,217)	99,749	(18,000,011)	15,968,459	(829,422)	(275,028)	(3,211,470)
Average Non-CEO NEOs	2023	(174,417)	69,529	(1,885,043)	1,129,005	(183,784)	(50,198)	(1,094,908)

(3) The non-CEO NEOs were as follows:

2023: Brian Van Abel, Brett Carter, Timothy O'Connor, Amanda Rome and Patricia Correa
2022: Brian Van Abel, Brett Carter, Timothy O'Connor and Amanda Rome
2021: Brian Van Abel, Brett Carter, Timothy O'Connor and Amanda Rome
2020: Brian Van Abel, Robert Frenzel, Brett Carter, Timothy O'Connor, Amanda Rome and Kent Larson

(4) The EEI Investor-Owned Electrics Index ("EEI Electrics Index") (market capitalization-weighted) included 39 companies at 2023 year-end and is a broad measure of industry performance, and which is the industry index used to show our performance in our Form 10-K.

(5) The SEC's rules and related guidance state that the "Company-Selected Measure" must be a financial performance measure not otherwise presented in the table above that we use to link CAP for our NEOs for fiscal 2023 to our Company's performance. The only other financial performance measure used in our executive compensation program is ongoing EPS, which is a non-GAAP measure that we reconcile in Exhibit A which can be adjusted for certain identified financial impacts. Adjustments were made to ongoing EPS for 2023 as noted in Exhibit A. As described in the CD&A, our annual incentive awards are, in part, based on ongoing EPS. When ongoing EPS is below guidance, annual incentive awards will not be paid.

Most Important Performance Measures

- Electric System Reliability (SAIDI)
- Safety (public and employee)
- Carbon Dioxide Emissions Reduction
- Customer Satisfaction
- Diversity, Equity and Inclusion
- Relative Total Shareholder Return
- Earnings Per Share

We have listed to the left the most important financial performance measures used to link CAP and Company performance for fiscal year 2023 as further described in our CD&A.

The following charts have been included to show the relationship, if any, between (i) CAP versus TSR, (ii) CAP versus the Company's net income and (iii) CAP versus the Company's ongoing EPS.

CAP Versus TSR

The chart below compares CAP amounts for the CEO and other NEOs with the cumulative TSR on the Company's common stock and with the cumulative TSR of the EEI Electrics Index.


Compensation Actually Paid ($000s)
Total Shareholder Return (TSR)
Value of Initial Fixed $100 Investment
$35000
$30000
$25000
$20000
$15000
$10000
$5000
$0
-$5000
$150
$125
$100
$75
$30,490
$3,941
$108
$99
-$963
$6,391
$1,950
$116
$113
$9,940
$3,538
$120
$117
$18,145
$2,708
$109
$107
2020
2021
2022
2023
CEO Fowke
CEO Frenzel
Average Non-CEO NEO
Xcel Energy Cumulative TSR
EEI Electries Index Cumulative TSR

CAP Versus Net Income

The chart below compares CAP amounts for both CEOs and other NEOs with the Company's annual net income. The Company does not currently use net income in its executive compensation program.


Compensation Actually Paid ($000s)
Net Income, $Millions
$35000
$30000
$25000
$20000
$15000
$10000
$5000
$0
-$5000
$2000
$1500
$1000
$500
$0
$30,490
$3,941
$1,473
-$963
$6,391
$1,950
$1,597
$9,940
$3,538
$1,736
$18,146
$2,708
$1,771
2020
2021
2022
2023
CEO Fowke
CEO Frenzel
Average Non-CEO NEO
Net Income

CAP Versus Our Company-Selected Measure, Ongoing EPS

The chart below compares CAP for both CEOs and other NEOs with our company-selected measure, ongoing EPS. While ongoing EPS is used to determine whether a payout can be made under our annual incentive program, there is no direct relationship between ongoing EPS and AIP payout amounts. A detailed description of our annual incentive program is included in the CD&A.


Compensation Actually Paid ($000s)
Ongoing EPS
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
-$5000
$4
$3
$2
$1
$0
$30,490
$3,941
$2.79
-$963
$6,391
$1,950
$2.96
$9,940
$3,538
$3.17
$18,146
$2,708
$3.35
2020
2021
2022
2023
CEO Fowke
CEO Frenzel
Average Non-CEO NEO
Ongoing EPS

PROPOSAL NO. 3

APPROVAL OF THE XCEL ENERGY INC. 2024 EQUITY INCENTIVE PLAN

On February 21, 2024, the Board, at the recommendation of the GCN Committee, approved the Xcel Energy Inc. 2024 Equity Incentive Plan (the "2024 Plan"), subject to approval by our shareholders at the 2024 Annual Meeting of Shareholders. The 2024 Plan will become effective on the date it is approved by the shareholders and will replace our existing Amended and Restated 2015 Omnibus Incentive Plan (the "2015 Plan"), which is the only plan under which equity awards are currently being granted.

After the 2024 Plan becomes effective, no new awards will be made under the 2015 Plan. The number of shares of our common stock that may be the subject of awards and issued under the 2024 Plan is 12,000,000, plus any shares of common stock remaining available for future grants under the 2015 Plan on the date the 2024 Plan is approved by shareholders. Awards outstanding under the 2015 Plan as of the date the 2024 Plan becomes effective will continue to be subject to the terms of the 2015 Plan, but if those awards subsequently expire, are forfeited or cancelled or are settled in cash, the shares subject to those awards will become available for awards under the 2024 Plan.

Shareholder approval of the 2024 Plan is being sought in order to (i) satisfy the shareholder approval requirements of the Nasdaq Stock Market and (ii) obtain shareholder approval of the number of shares that may be subject to incentive stock options under Internal Revenue Code Section 422. The Board recommends that our shareholders vote "FOR" the 2024 Plan because it includes a number of features that we believe are consistent with the interests of our shareholders and sound corporate governance practices, and will provide us with a share reserve that will enable us to continue to provide a competitive mix of compensation to our key employees.

Factors Considered in Setting Size of Share Reserve

In setting the number of shares reserved and issuable under the 2024 Plan, we considered a number of factors, including the following:

- Our three-year average burn rate. Our three-year average "burn rate" was 0.13% for 2021 through 2023. We define burn rate as the total number of shares subject to awards granted to participants in a single year expressed as a percent of our basic weighted average common shares outstanding for that year.
- Estimated duration of shares available for issuance under the 2024 Plan. Based on the 12,000,000 shares to be reserved under the 2024 Plan and our three-year average burn rate as described above, we expect that the requested share reserve will be sufficient to accommodate awards for more than 10 years.
- Expected dilution. As of March 8, 2024, our estimated existing voting power dilution attributable to shares subject to outstanding awards under the 2015 Plan was 0.94%. We define existing voting power dilution as the sum of (i) the total number of shares of our common stock subject to outstanding awards under the 2015 Plan and (ii) the total number of shares available for future grants under the 2015 Plan, divided by the fully diluted number of shares of our common stock outstanding. Our projected voting power dilution as of that same date would increase by 2.08% to 3.02% based on including the 12,000,000 share reserve under the 2024 Plan in the formula.

Updated Equity Compensation Plan Information

Information regarding existing equity compensation plans as of March 8, 2024 is set forth below.

	Total Number of Shares (#)
Full value awards outstanding (includes restricted stock, RSUs and performance shares)[(1)(2)]	3,347,568
Shares remaining available for future grant under the 2015 plan[(3)]	1,923,335
Shares of common stock outstanding as of March 8, 2024	555,339,672

(1) Full value awards include 440,577 non-employee director awards outstanding. No stock options or stock appreciation rights were outstanding as of March 8, 2024.

(2) The number of outstanding performance shares used assumes performance at the maximum performance level and that all TSR awards will be settled in shares.

(3) The number of shares remaining available for future grant under the 2015 Plan reflects performance shares at maximum payout.

Key Compensation Practices

The 2024 Plan includes a number of features that we believe are consistent with the interests of our shareholders and sound corporate governance practices, including the following:

- No repricing of underwater options or stock appreciation rights without shareholder approval. The 2024 Plan prohibits, without shareholder approval, actions to reprice, replace or repurchase options or stock appreciation rights ("SARs") when the exercise price per share of an option or SAR exceeds the fair market value of the underlying shares.
- No discounted option or SAR grants. The 2024 Plan requires that the exercise price of options or SARs be at least equal to the fair market value of our common stock on the date of grant (except in the limited case of "substitute awards" as described below).
- No liberal definition of change in control. No change in control would be triggered by shareholder approval of a business combination transaction, the announcement or commencement of a tender offer or any Board assessment that a change in control may be imminent.
- Limits on dividends and dividend equivalents. The 2024 Plan prohibits the payment of dividend equivalents on stock options and SARs and requires that any dividends and dividend equivalents payable or credited on unvested awards other than options and SARs ("full value awards") must be subject to the same restrictions and risk of forfeiture as the underlying shares or share equivalents.
- No automatic accelerated vesting of equity awards upon a change of control. The 2024 Plan does not provide for automatic acceleration of equity awards upon a change of control.

Description of the 2024 Plan

The major features of the 2024 Plan are summarized below. The summary is qualified in its entirety by reference to the full text of the 2024 Plan, which is attached to this proxy statement as Appendix B.

Eligible Participants

Employees, consultants and advisors of the Company or any subsidiary, as well as our non-employee directors, will be eligible to receive awards under the 2024 Plan. As of March 8, 2024, there were approximately 11,300 employees, 12 non-employee directors and an indeterminate number of consultants and advisors who would be eligible to receive awards under the 2024 Plan.

Administration

The 2024 Plan will be administered by the GCN Committee. To the extent consistent with applicable law, the GCN Committee may delegate its duties, power and authority under the 2024 Plan to any one or more of its members, or, with respect to awards to participants who are not themselves our directors or executive officers, to one or more of our other directors or executive officers or to a committee of the Board comprised of one or more directors. The GCN Committee may also delegate non-discretionary administrative duties to other persons as it deems advisable.

The GCN Committee has the authority to determine the persons to whom awards will be granted, the timing, type and number of shares covered by each award, and the terms and conditions of the awards. The GCN Committee may also establish and modify rules to administer the 2024 Plan, adopt sub-plans applicable to certain awards, interpret the 2024 Plan and any related award agreement, cancel or suspend an award, accelerate the vesting of an award and otherwise modify or amend the terms of outstanding awards to the extent permitted under the 2024 Plan. Unless an amendment to the terms of an award is necessary to comply with applicable laws, stock exchange rules or a compensation recovery policy, a participant who would be adversely affected by such an amendment must consent to it.

Except in connection with equity restructurings and other situations in which share adjustments are specifically authorized, the 2024 Plan prohibits us from repricing any outstanding "underwater" option or SAR awards without the prior approval of our shareholders. For these purposes, a "repricing" includes amending the terms of an underwater option or SAR award to lower the exercise price, cancelling an underwater option or SAR award in conjunction with granting a replacement option or SAR award with a lower exercise price, cancelling an underwater option or SAR award in exchange for cash, other property or grant of a new full value award, or otherwise making an underwater option or SAR award subject to any action that would be treated under accounting rules as a "repricing."

Available Shares and Limitations on Awards

A maximum of 12,000,000 shares of our common stock may be the subject of awards and issued under the 2024 Plan. The shares of common stock issuable under the 2024 Plan may come from authorized and unissued shares. The share limitations under the 2024 Plan are subject to adjustment for changes in our corporate structure or shares, as described below.

Any shares of common stock subject to an award under the 2024 Plan, or to an award under the 2015 Plan that is outstanding on the date our shareholders approve the 2024 Plan, that expires, is cancelled or forfeited, or is settled or paid in cash will, to the extent of such expiration, cancellation, forfeiture or cash settlement, automatically replenish the 2024 Plan share reserve and become available for future awards. Any shares tendered or withheld to satisfy a tax withholding obligation in connection with

any award shall become available for future awards. Any shares tendered or withheld to pay the exercise price in connection with any award, any shares we repurchased using option exercise proceeds and any shares subject to a SAR award that are not issued in connection with the stock settlement of the SAR award on its exercise may not be used again for new grants.

Awards that may be settled solely in cash will not reduce the share reserve. Awards granted or shares of our common stock issued under the 2024 Plan upon the assumption of, or in substitution or exchange for, outstanding equity awards previously granted by an entity acquired by us or any of our subsidiaries (referred to as “substitute awards”) will not reduce the share reserve under the 2024 Plan. Additionally, if a company acquired by us or any of our subsidiaries has shares available under a pre-existing plan approved by its shareholders and not adopted in contemplation of such acquisition, the shares available for grant pursuant to the terms of that pre-existing plan may be used for awards under the 2024 Plan and will not reduce the share reserve under the 2024 Plan, but only if the awards are made to individuals who were not employed by or providing services to us or any of our subsidiaries immediately prior to such acquisition.

Share Adjustment Provisions

If certain transactions with our shareholders occur that cause the per share value of our common stock to change, such as stock splits, spin-offs, stock dividends or certain recapitalizations (referred to as “equity restructurings”), the GCN Committee will equitably adjust (i) the class of shares issuable and the maximum number and kind of shares subject to the 2024 Plan, (ii) outstanding awards as to the class, number of shares and price per share, and (iii) award limitations prescribed by the 2024 Plan. Other types of transactions may also affect our common stock, such as reorganizations, mergers or consolidations. If there is such a transaction and the GCN Committee determines that adjustments of the type previously described in connection with equity restructurings would be appropriate to prevent any dilution or enlargement of benefits under the 2024 Plan, the GCN Committee will make such adjustments as it may deem equitable.

Types of Awards

The 2024 Plan permits us to award stock options, SARs, restricted stock awards, stock unit awards and other stock-based awards to eligible recipients. These types of awards are described in more detail below.

Options. Employees of Xcel Energy or any subsidiary may be granted options to purchase common stock that qualify as “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code, and any eligible recipient may be granted options to purchase common stock that do not qualify as incentive stock options, referred to as “nonqualified stock options.” The per share exercise price to be paid by a participant at the time an option is exercised may not be less than 100% of the fair market value of one share of our common stock on the date of grant, unless the option is granted as a substitute award as described earlier. “Fair market value” under the 2024 Plan as of any date means the closing sale price of a share of our common stock on the Nasdaq Stock Market on that date. As of March 8, 2024, the closing sale price of a share of our common stock on the Nasdaq Stock Market was $51.02.

The total purchase price of the shares to be purchased upon exercise of an option will be paid by the participant in cash unless the GCN Committee allows exercise payments to be made, in whole or in part, (i) by means of a broker-assisted sale and remittance program, (ii) by delivery to us (or attestation as to ownership) of shares of common stock already owned by the participant, or (iii) by a “net exercise” of the option in which a portion of the shares otherwise issuable upon exercise of the option are withheld by us. Any shares delivered or withheld in payment of an exercise price will be valued at their fair market value on the exercise date.

An option will vest and become exercisable at such time, in such installments and subject to such conditions as may be determined by the GCN Committee, and no option may have a term greater than 10 years from its date of grant. No dividends or dividend equivalents may be paid or credited with respect to shares subject to an option award.

The aggregate fair market value of shares of our common stock with respect to which incentive stock options granted to any participant may first become exercisable during any calendar year may not exceed $100,000. Any incentive stock options that become exercisable in excess of this amount will be treated as nonqualified stock options. The maximum number of shares that may be issued upon the exercise of incentive stock option awards under the 2024 Plan is equal to the size of the 2024 Plan’s share reserve as described above.

Stock Appreciation Rights. A SAR award provides the right to receive a payment from us equal to the difference between (i) the fair market value as of the date of exercise of the number of shares of our common stock as to which the SAR is being exercised, and (ii) the aggregate exercise price of that number of shares. The GCN Committee determines whether payment will be made in shares of our common stock, cash or a combination of both. The exercise price per share of a SAR award will be determined by the GCN Committee, but may not be less than 100% of the fair market value of one share of our common stock on the date of grant, unless the SAR is granted as a substitute award as described earlier. No dividends or dividend equivalents may be paid or credited with respect to shares subject to a SAR award. A SAR award may not have a term greater than 10 years from its date of grant and will be subject to such other terms and conditions, consistent with the terms of the 2024 Plan, as may be determined by the GCN Committee.

Restricted Stock Awards. A restricted stock award is an award of our common stock that vests at such times and in such installments as may be determined by the GCN Committee. Until it vests, the shares subject to the award are subject to restrictions on transferability and the possibility of forfeiture. The GCN Committee may impose such restrictions or conditions to the vesting of restricted stock awards as it deems appropriate, including that the participant remain continuously in our service for a certain period or that we, or any of our subsidiaries or business units, satisfy specified performance goals. Any dividends or distributions payable with respect to shares that are subject to the unvested portion of a restricted stock award will be subject to the same restrictions and risk of forfeiture as the shares to which such dividends or distributions relate. Participants are entitled to vote restricted shares prior to the time they vest.

Stock Unit Awards. A stock unit award is a right to receive the fair market value of a specified number of shares of our common stock, payable in cash, shares or a combination of both, that vests at such times, in such installments and subject to such conditions as may be determined by the GCN Committee. Until it vests, a stock unit award is subject to restrictions and the possibility of forfeiture. Stock unit awards will be subject to such terms and conditions, consistent with the other provisions of the 2024 Plan, as may be determined by the GCN Committee. The GCN Committee may provide for the payment of dividend equivalents on stock unit awards, but any such dividend equivalents will be subject to the same restrictions and risk of forfeiture as the underlying units to which such dividend equivalents relate.

Other Stock-Based Awards. The GCN Committee may grant awards of common stock and other awards that are valued by reference to and/or payable in shares of our common stock under the 2024 Plan. The GCN Committee has discretion in determining the terms and conditions of such awards.

Transferability of Awards

In general, no right or interest in any award under the 2024 Plan may be assigned, transferred, exchanged or encumbered by a participant, voluntarily or involuntarily, except by will or the laws of descent and distribution. However, the GCN Committee may provide that an award (other than an incentive stock option) may be transferable by gift to a participant's family member or pursuant to a domestic relations order. Any permitted transferee of such an award will remain subject to all the terms and conditions of the award applicable to the participant.

Change in Control

If a change in control of Xcel Energy occurs that involves a corporate transaction, then the consequences provided in the 2024 Plan are as described below. If outstanding awards are continued, assumed or replaced by the surviving or successor entity in connection with a corporate transaction, and if within 12 months after the corporate transaction a participant's employment or other service is involuntarily terminated without cause, (i) each of the participant's outstanding options and SARs will become exercisable in full and remain exercisable for one year, and (ii) each of the participant's unvested full value awards will fully vest. For these purposes, a performance-based full value award will be considered fully vested if the performance goals are deemed to have been satisfied at the greater of actual or target level of performance.

If any outstanding award is not continued, assumed or replaced in connection with a change in control involving a corporate transaction, then (i) all outstanding options and SARs will become fully exercisable for a period of time prior to the effective time of the corporate transaction and will then terminate at the effective time of the corporate transaction, and (ii) all full value awards will fully vest immediately prior to the effective time of the corporate transaction. In this scenario, performance-based full value awards will be considered fully vested in the same manner as described above. Alternatively, if outstanding awards are not continued, assumed or replaced, the Committee may elect to cancel such awards in exchange for a payment with respect to each award in an amount equal to the excess, if any, between the fair market value of the shares subject to the award immediately prior to the effective date of such corporate transaction (which may be the fair market value of the consideration to be received in the corporate transaction for the same number of shares) over the aggregate exercise price (if any) for the shares subject to such award (or, if there is no excess, such award may be terminated without payment).

If a change in control of Xcel Energy occurs that does not involve a corporate transaction, the 2024 Plan provides that all awards will continue in accordance with their terms, and if within 12 months after the change in control a participant's employment or other service is involuntarily terminated without cause, then (i) each of the participant's outstanding options and SARs will become exercisable in full and remain exercisable for one year, and (ii) each of the participant's unvested full value awards will fully vest. For these purposes, a performance-based full value award will be considered fully vested if the performance goals are deemed to have been satisfied at the greater of actual or target level of performance. For purposes of the 2024 Plan, the following terms have the meanings indicated:

- A "corporate transaction" generally means (i) a sale or other disposition of all or substantially all of the assets of Xcel Energy, or (ii) a merger, consolidation, share exchange or similar transaction involving Xcel Energy.
- A "change in control" generally refers to a corporate transaction (as defined above), the acquisition by a person or group of beneficial ownership of 20% or more of the voting power of our stock, or our "continuing directors" ceasing to constitute a majority of our Board.

The 2024 Plan allows for award agreements to provide for different treatment of awards in the event of a change in control.

Effect of Termination of Employment

Unless otherwise set forth in an applicable agreement, if a participant ceases to be employed by or provide other services to us and our subsidiaries, awards under the 2024 Plan will be treated as set forth in the 2024 Plan. Upon termination for cause, all unexercised option and SAR awards and all unvested portions of any other outstanding awards will be immediately forfeited without consideration. Upon termination for any other reason, all unvested and unexercisable portions of any outstanding awards will be immediately forfeited without consideration. Upon termination for any reason other than cause, death or disability, the currently vested and exercisable portions of option and SAR awards may be exercised for a period of three months after the date of termination; however, if the participant dies during such three-month period, the vested and exercisable portions of the option and SAR awards may be exercised for a period of one year after the date of such termination. Upon termination due to death or disability, the currently vested and exercisable portions of option and SAR awards may be exercised for a period of one year after the date of termination. Under the 2024 Plan, "cause" is generally defined as (i) material failure to perform satisfactorily the duties reasonably required by Xcel Energy; (ii) material violation of any law, rule, regulation, court order or regulatory directive (other

than traffic violations, misdemeanors or other minor offenses); (iii) material breach of Xcel Energy's business conduct or ethics code or of any fiduciary duty or nondisclosure, non-solicitation, non-competition or similar obligation owed to Xcel Energy or any affiliate; (iv) engaging in any act or practice that involves personal dishonesty on the part of the employee or demonstrates a willful and continuing disregard for the best interests of Xcel Energy and its affiliates; or (v) engaging in dishonorable or disruptive behavior, practices or acts which would be reasonably expected to harm or bring disrepute to Xcel Energy or any of its affiliates, their business or any of their customers, employees or vendors.

Effective Date and Term of the 2024 Plan

The 2024 Plan will become effective on the date it is approved by our shareholders. No awards will be made under the 2024 Plan prior to its effective date. Unless terminated earlier, the 2024 Plan will terminate on the tenth anniversary of the effective date. Awards outstanding under the 2024 Plan at the time it is terminated will continue in accordance with their terms and the terms of the 2024 Plan unless otherwise provided in the applicable agreements. The Board may suspend or terminate the 2024 Plan at any time.

Amendment of the Plan

The Board may amend the 2024 Plan from time to time, but no amendments to the 2024 Plan will be effective without shareholder approval if such approval is required under applicable laws, regulations or stock exchange rules. Termination, suspension or amendment of the 2024 Plan may not adversely affect any outstanding award without the consent of the affected participant, except for amendments necessary to comply with applicable laws or stock exchange rules.

U.S. Federal Income Tax Consequences

The following is a summary of the principal United States federal income tax consequences to us and to participants subject to U.S. taxation with respect to awards granted under the 2024 Plan, based on current statutes, regulations and interpretations.

Non-qualified Stock Options

If a participant is granted a non-qualified stock option under the 2024 Plan, the participant will not recognize taxable income upon the grant of the option. Generally, the participant will recognize ordinary income at the time of exercise in an amount equal to the difference between the fair market value of the shares acquired at the time of exercise and the exercise price paid. The participant's basis in the common stock for purposes of determining gain or loss on a subsequent sale or disposition of such shares generally will be the fair market value of our common stock on the date the option was exercised. Any subsequent gain or loss will be taxable as a capital gain or loss. We will generally be entitled to a federal income tax deduction at the time and for the same amount as the participant recognizes as ordinary income.

Incentive Stock Options

If a participant is granted an incentive stock option under the 2024 Plan, the participant will not recognize taxable income upon grant of the option. Generally, the participant will not recognize taxable income at the time of exercise. However, the excess of the fair market value of the shares acquired at the time of exercise over the aggregate exercise price is an item of tax preference income potentially subject to the alternative minimum tax. If shares acquired upon exercise of an incentive stock option satisfy applicable holding period requirements (a minimum of two years from the date of grant and one year from the date of exercise), the gain or loss (in an amount equal to the difference between the fair market value on the date of sale and the exercise price) upon disposition of the shares will be treated as a long-term capital gain or loss, and we will not be entitled to any deduction. Except in the event of death, if the holding period requirements are not met, the incentive stock option will be treated as one that does not meet the requirements of the Internal Revenue Code for incentive stock options and the tax consequences described for nonqualified stock options will generally apply.

Other Awards

The current federal income tax consequences of other awards authorized under the 2024 Plan generally follow certain basic patterns. An award of restricted stock results in income recognition by a participant in an amount equal to the fair market value of the shares received at the time the restrictions lapse and the shares vest, unless the participant elects under Internal Revenue Code Section 83(b) to accelerate income recognition and the taxability of the award to the date of grant. Stock unit awards generally result in income recognition by a participant at the time payment of such an award is made in an amount equal to the amount paid in cash or the then-current fair market value of the shares received, as applicable. SAR awards result in income recognition by a participant at the time such an award is exercised in an amount equal to the amount paid in cash or the then-current fair market value of the shares received by the participant, as applicable. In each of the foregoing cases, we will generally have a corresponding deduction at the time the participant recognizes ordinary income, subject to Internal Revenue Code Section 162(m) with respect to covered employees.

Withholding

The 2024 Plan permits us to withhold from awards an amount sufficient to cover any required withholding taxes. In lieu of cash, the GCN Committee may permit a participant to cover withholding obligations through a reduction in the number of shares to be delivered to such participant or by delivery of shares already owned by the participant.

Section 162(m) of the Internal Revenue Code

Internal Revenue Code Section 162(m) prevents the Company from taking a federal income tax deduction for compensation paid in excess of $1,000,000 to our “covered employees” (which as of 2023 includes the CEO, CFO and the three other most highly compensated executive officers of the Company as of the end of the applicable calendar year, and any other person who was considered a covered employee in a previous taxable year after 2016). Any compensation paid to covered employees, including all awards the Company grants pursuant to the 2024 Plan, whether performance-based or otherwise, will be subject to the $1,000,000 annual deduction limitation.

Section 409A of the Internal Revenue Code

The foregoing discussion of tax consequences of awards under the 2024 Plan assumes that the award discussed is either not considered a “deferred compensation arrangement” subject to Section 409A of the Internal Revenue Code, or has been structured to comply with its requirements. If an award is considered a deferred compensation arrangement subject to Section 409A but fails to comply, in operation or form, with the requirements of Section 409A, the affected participant would generally be required to include in income when the award vests the amount deemed “deferred,” would be required to pay an additional 20% income tax on such amount, and would be required to pay interest on the tax that would have been paid but for the deferral.

New Plan Benefits

As described above, the GCN Committee, in its discretion, will select the participants who will receive awards and the size and types of those awards, if the 2024 Plan is approved by shareholders. It is, therefore, not possible to predict the awards that will be made to particular individuals or groups under the 2024 Plan. Equity awards granted to the NEOs in 2023 under the 2015 Plan are set forth in the Grants of Plan-Based Awards table on page 46. The value of stock equivalent units awarded to non-employee directors in 2023 under the 2015 Plan is set forth in the Director Compensation Table on page 65.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth certain information as of December 31, 2023 regarding shares of Xcel Energy common stock authorized for issuance under all of our equity compensation plans.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column)
Equity compensation plans approved by security holders[1]	8,272,285	n/a	2,688,762
Equity compensation plans not approved by security holders	n/a	n/a	—[2]

(1)

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column)
Xcel Energy Inc. Amended and Restated 2015 Omnibus Incentive Plan	8,034,476[3]	n/a	2,688,762[4]
Xcel Energy Director Stock Equivalent Program for Non-Employee Directors	237,809	n/a	—[5]

(2) The Xcel Energy Director Stock Equivalent Program for Non-Employee Directors, as amended and restated (the "SEP"), was first approved by shareholders at our 2004 Annual Meeting of Shareholders. For awards made prior to this shareholder approval, the number of shares of the Company’s common stock to be used for distribution under this SEP are purchased on the open market.

(3) Includes performance shares, RSUs, stock equivalent units and associated reinvested dividend equivalents. For performance shares and certain RSUs and associated dividend equivalent units, the actual number of securities to be paid out depends upon the level of achievement of the applicable performance goal. Awards may be paid out in cash, stock or a combination thereof. Amounts reflected in this table assume payout in shares at 200% for performance shares and 120% for certain RSUs. Performance shares and a portion of the award for certain RSUs are subject to forfeiture if the threshold performance level is not achieved.

(4) Awards can take the form of stock options, stock appreciation rights, restricted stock, bonus stock, performance units, performance shares, RSUs or stock equivalent units.

(5) The SEP first approved by shareholders in 2004 was replaced by the 2015 Plan approved by shareholders at the 2015 Annual Meeting of Shareholders. The 1,268,282 shares that remain available under the SEP will only be used to settle outstanding awards previously granted, which will continue to earn additional dividend equivalents. No additional awards will be made under the SEP.

The Board recommends a vote for "FOR" approval of the 2024 Equity Incentive Plan.

DIRECTOR COMPENSATION

The GCN Committee has authority to develop and recommend compensation policies and programs for directors. Only non-employee directors are compensated for their Board service. The GCN Committee retained Meridian as its independent compensation consultant to advise when setting director compensation to ensure it is market based, aligned with shareholder interests and consistent with our compensation principles. Additional information regarding Meridian is included on page 17. As part of its review in 2023 and based on market information presented by Meridian, the GCN Committee recommended and the Board approved changes to the (i) annual director retainer, (ii) Lead Independent Director retainer, (iii) Finance Committee Chair retainer, (iv) GCN Committee Chair retainer and (v) annual equity grant. The GCN Committee's recommendation, and the Board's subsequent approval, were made after considering the results of the market practices review to align compensation with the median level.

In 2023, our annual non-employee director pay was:

- Annual Retainer: $115,000 through May 23, 2023; increased to $125,000 beginning May 24, 2023
- Lead Independent Director Retainer: $30,000 through May 23, 2023; increased to $35,000 beginning May 24, 2023
- Audit Committee Chair Retainer: $25,000
- Audit Committee Members (including Chair) Retainer: $10,000
- Finance Committee Chair Retainer: $15,000 through May 23, 2023; increased to $20,000 beginning May 24, 2023
- GCN Committee Chair Retainer: $20,000 through May 23, 2023; increased to $25,000 beginning May 24, 2023
- ONES Committee Chair Retainer: $20,000
- Annual Equity Grant: valued at $170,000, which is a $10,000 increase over the prior year

Directors receive 25% of the applicable annual pay each quarter (pro-rated for partial service during the quarter). Directors may elect to defer all or a portion of their cash retainers into stock equivalent units (see Stock Program below). We do not offer retirement benefits to our directors.

Annual Equity Grant

Each director elected at the 2023 Annual Meeting of Shareholders received a grant of 2,610 shares of common stock or stock equivalent units representing approximately $170,000 in value on the first business day following the annual meeting. Stock equivalent units are payable upon the director’s termination of service, disability or death. Terms of the stock equivalent units are discussed below under Stock Program.

Stock Program

Our director compensation program aligns director and shareholder interests, and our Stock Program is designed to further that principle. Directors can elect to receive their annual equity grant in shares of common stock and/or stock equivalent units. Each stock equivalent unit has a value equal to one share of our common stock. Stock equivalent units cannot be voted by a director and are only payable as a distribution of whole shares of our common stock upon a director’s termination of service, disability or death. The stock equivalent units fluctuate in value with the value of our common stock. Additional stock equivalent units are accumulated upon the payment of, and at the same value as, dividends declared on our common stock. Directors can elect to receive payouts from the Stock Program either in January of the year following their separation from service or within 90 days of such event. Directors are also able to defer compensation into stock equivalent units under our Stock Program until after retirement from the Board or separation from service as a director. Directors who elect to defer cash compensation into stock equivalent units receive a premium of 20% of the compensation that was deferred as additional stock equivalent units.

Director Compensation Table

The compensation each non-employee director received in 2023, including deferred amounts, is shown in the table below.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[1][2]	Total ($)
Megan Burkhart	—	327,253	327,253
Lynn Casey	—	315,253	315,253
Netha Johnson	121,044	170,000	291,044
Patricia Kampling	63,544	246,253	309,797
George Kehl	146,154	170,000	316,154
Richard O'Brien	—	346,374	346,374
Charles Pardee	—	351,253	351,253
Christopher Policinski	—	347,626	347,626
James Prokopanko	135,000	170,000	305,000
Tim Welsh[3]	—	184,819	184,819
Kim Williams	148,132	170,000	318,132
Daniel Yohannes	125,000	170,000	295,000

(1) In 2023, the following directors elected to defer cash compensation into stock equivalent units as follows:

Name	Cash ($)	Stock Equivalent Units (#)
Megan Burkhart	131,044	2,561
Lynn Casey	121,044	2,366
Patricia Kampling	63,544	1,244
Richard O'Brien	146,978	2,867
Charles Pardee	151,044	2,951
Christopher Policinski	148,022	2,891
Tim Welsh	48,057	958

(2) Amounts in this column represent the aggregate grant date fair value of the shares of common stock or stock equivalent units granted to directors in 2023 as computed in accordance with FASB ASC Topic 718, which value is equal to the closing price of our common stock on the trading date preceding the applicable grant date. Directors may receive stock equivalent units for their annual equity grant and if they elect to defer their cash retainers into stock equivalent units. Stock equivalent units are only payable as a distribution of whole shares of our common stock upon a director's termination of service, disability or death. The stock equivalent units fluctuate in value as the value of our common stock fluctuates. As of December 31, 2023, the number of stock equivalent units owned by current non-employee directors were as follows:

Name	Stock Equivalent Units (#)	Name	Stock Equivalent Units (#)	Name	Stock Equivalent Units (#)
Megan Burkhart	8,467	George Kehl	9,923	James Prokopanko	29,655
Lynn Casey	27,189	Richard O'Brien	75,913	Tim Welsh	3,172
Netha Johnson	9,923	Charles Pardee	9,259	Kim Williams	96,837
Patricia Kampling	6,329	Christopher Policinski	125,360	Daniel Yohannes	12,196

For information on holdings of common stock and stock equivalent units as of March 25, 2024, see the Ownership of Securities table on page 69.

(3) Mr. Welsh joined the Board of Directors on August 23, 2023.

Director Stock Ownership Guidelines

Independent directors are subject to stock ownership guidelines which establish a target level ownership of Xcel Energy common stock or common stock equivalents of seven times their annual cash retainer. Directors are expected to meet this guideline within five years of being elected to the Board. All directors whose stock ownership target date was on or before December 31, 2023 have met the guideline.

PROPOSAL NO. 4

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has retained Deloitte & Touche LLP ("D&T") as our independent registered public accounting firm to audit the accounts of the Company for the fiscal year ending December 31, 2024. D&T was originally selected as our independent registered public accounting firm in 2002.

The Audit Committee negotiates the fees associated with the D&T engagement and participates in the selection of the lead engagement partner. The lead engagement partner is rotated periodically.

While the Audit Committee is responsible for the appointment, compensation, retention and oversight of the Company's principal independent accountants, the Audit Committee and Board request that shareholders ratify the appointment of D&T as our independent registered public accounting firm as a matter of policy. While the Audit Committee is not required to take any action as a result of the outcome of this vote, it may investigate the reasons and consider whether to retain D&T or appoint another independent registered public accounting firm should shareholders reject the proposal. In addition, even if the appointment is ratified by shareholders, the Audit Committee in its discretion may appoint a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and its shareholders.

Representatives of D&T will attend the annual meeting and have an opportunity to make a statement. Such representatives will be available to respond to questions from shareholders at the annual meeting.

The Board recommends a vote "FOR" the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2024.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee assists the Board in its oversight of the Company's financial reporting process. The Board, in its business judgment, has determined that all members of the Audit Committee are "independent," as required by the Nasdaq listing standards. The Audit Committee operates pursuant to its charter, which it reviews at least annually.

The charter delineates the roles and responsibilities of management and the independent public accounting firm as follows:

- *Management* is responsible for the preparation, presentation and integrity of the Company's consolidated financial statements, accounting and financial reporting principles and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations.
- *Our independent auditors*, D&T, are responsible for auditing the Company's consolidated financial statements and expressing an opinion as to whether they are presented fairly, in all material respects, in conformity with accounting principles generally accepted in the United States of America.

To perform its oversight function, the Audit Committee has:

- Reviewed and discussed the audited consolidated financial statements with management and our independent auditors. This review included a discussion of the quality—not just the acceptability—of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements.
- Discussed with our independent auditors the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and SEC.
- Received the written disclosures and the letter from our independent auditors required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence and discussed the independence of D&T with them.
- Reviewed and pre-approved the services provided by our independent auditors other than their audit services and considered whether the provision of such other services by our independent auditors is compatible with maintaining their independence.
- Discussed with the Company's internal and independent auditors the overall scope and plans for their respective audits for the year 2023. The Audit Committee met with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls and the overall quality of the Company's financial reporting.

Based on the reviews and discussions described in this report, and subject to the limitations on the role and responsibilities of the committee referred to in the charter, the Audit Committee recommended to the Board and the Board has approved that the audited consolidated financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC. The Audit Committee has appointed D&T as the Company's independent auditors for 2024. Shareholder ratification of this appointment is included as Proposal No. 4 in the proxy materials.

Audit Committee

George Kehl, Chair
Megan Burkhart
Patricia Kampling
Charles Pardee
James Prokopanko
Tim Welsh

INDEPENDENT AUDITORS

Audit and Non-Audit Fees

The following table presents fees for professional services performed by D&T, the member firms of D&T and their respective affiliates for the audit of the Company's and its subsidiaries' annual consolidated financial statements for 2023 and 2022, the review of the Company's and its subsidiaries' interim consolidated financial statements for each quarter in 2023 and 2022 and for audit-related, tax and other services performed in 2023 and 2022 (in thousands).

	2023	2022
Audit Fees (1)	$ 5,654	$ 5,242
Audit-Related Fees (2)	375	1,012
Tax Fees (3)	254	264
All Other Fees (4)	3	17
Total	$ 6,286	$ 6,535

(1) Includes annual audits of the Company's and its subsidiaries' consolidated financial statements and management's assessment of our internal control over financial reporting, reviews of interim consolidated financial information, consultation on matters related to financial reporting and comfort letters and consents for securities offerings.

(2) In 2023 and 2022, Audit-Related Fees include $325,000 and $315,000, respectively, for employee benefit plan audits; $50,000 and $122,000, respectively, for other agreed upon procedures, and $575,000 in 2022 for required rate case filing package review in Texas, New Mexico and Minnesota.

(3) In 2023 and 2022, Tax Fees include $227,000 and $234,000, respectively, for tax compliance services and $27,000 and $30,000, respectively, for tax planning services.

(4) All Other Fees include $3,000 in 2023 and 2022 for accounting research software product license fees and $14,000 in 2022 for D&T sponsored seminars.

Audit and Non-Audit Services Pre-Approval Policy

Our Audit Committee has adopted detailed pre-approval policies and procedures pursuant to which audit, audit-related and tax services, and all permissible non-audit services are pre-approved by category of service. The fees are budgeted, and actual fees compared to the budget are monitored throughout the year. During the year, circumstances may arise when it may become necessary to engage the independent auditor for additional services not contemplated in the original pre-approval. In those instances, the Company will obtain the specific pre-approval of the Audit Committee before engaging the independent auditor. The policies require the Audit Committee to be informed of each service, and the policies do not include any delegation of the Audit Committee's responsibilities to management. The Audit Committee has delegated pre-approval authority for matters that arise between meetings to the Chair of the Audit Committee. The Chair is required to report any pre-approval decisions to the Audit Committee at its next scheduled meeting.

All audit-related fees, tax fees and all other fees for 2023 and 2022 were pre-approved in accordance with this policy.

RELATED PERSON TRANSACTIONS

In 2008, the Board adopted a policy establishing procedures for the review and approval or ratification of transactions involving Xcel Energy if one of our directors, nominees for director, executive officers or shareholders owning more than 5% of our common stock or their immediate family members has a material interest in the transaction. Transactions or series of transactions exceeding a value of $120,000 are governed by this policy. The GCN Committee is responsible for reviewing these transactions. In determining whether to approve or ratify any such transactions, the GCN Committee must analyze the following factors:

- Whether the terms are fair to the Company;
- Whether the transaction is material to the Company;
- The role the related person has played in arranging the transaction;
- The structure of the transaction;
- The interests of all related persons in the transaction; and
- Any other considerations the GCN Committee deems relevant.

Whether a related person has a "material interest" in a transaction is a facts and circumstances determination. Factors considered include the relationship of the related persons to the transaction and with each other, the importance of the interest to the person having the interest and the amount involved in the transaction and any other consideration deemed relevant by the GCN Committee. The GCN Committee will approve a related person transaction only if it determines that the transaction is beneficial to the Company and the terms are fair to the Company. For 2023, no transactions were required to be reviewed by the GCN Committee under the related person transaction policy.

OWNERSHIP OF SECURITIES

Directors and Officers

The table below provides the beneficial ownership of our common stock as of March 25, 2024 for (a) each director and director nominee; (b) the executive officers named in the Summary Compensation Table; and (c) the directors and current executive officers as a group. Unless otherwise indicated, each person has sole investment and voting power (or shares such powers with his or her spouse) over the shares noted. As of March 25, 2024, there were 555,470,302 shares of our common stock issued, outstanding and entitled to vote. None of the listed individual directors, director nominees or executive officers beneficially owned more than 1% of our common stock on March 25, 2024. The directors and executive officers as a group beneficially owned less than 1% of our common stock on March 25, 2024. None of the shares owned by our directors or executive officers are subject to any type of pledge.

Name of Beneficial Owner	Principal Position	Common Stock	Restricted Stock	Total Shares Beneficially Owned	Stock Equivalents[1]
Megan Burkhart	Director	—	—	—	8,535
Lynn Casey	Director	1,138	—	1,138	27,421
Netha Johnson	Director	531	—	531	10,010
Patricia Kampling	Director	6,349	—	6,349	6,382
George Kehl	Director	572	—	572	10,010
Richard O'Brien	Director	11,366	—	11,366	76,568
Charles Pardee	Director	8,989	—	8,989	9,333
Christopher Policinski	Director	2,000	—	2,000	126,447
James Prokopanko	Director	1,000	—	1,000	29,914
Tim Welsh	Director	—	—	—	3,194
Kim Williams	Director	10,255	—	10,255	97,681
Daniel Yohannes	Director	8,568	—	8,568	12,302
Bob Frenzel	Chairman, President and Chief Executive Officer	297,974	—	297,974	—
Brian Van Abel	Executive Vice President, Chief Financial Officer	51,269	—	51,269	—
Timothy O'Connor	Executive Vice President, Chief Operations Officer	17,563	—	17,563	64,248
Amanda Rome	Executive Vice President, Group President, Utilities and Chief Customer Officer	25,634	1,461	27,095	—
Patricia Correa	Senior Vice President, Chief Human Resources Officer	1,156	—	1,156	—
Brett Carter	Former Executive Vice President, Group President, Utilities and Chief Customer Officer	12,804	—	12,804	—
Directors and Current Executive Officers as a group (18 persons)		475,110	1,461	476,571	483,738

(1) Stock equivalents represent (i) stock equivalent units held under the directors' Stock Program as of March 25, 2024 and (ii) the share equivalents of our common stock held by executive officers in the Deferred Compensation Plan as of March 25, 2024. For information on the director stock equivalent units granted during 2023 and holdings at December 31, 2023, see page 65. The information in this column is not required by SEC rules because the stock equivalents carry no voting rights and the recipient does not have the right to acquire any underlying shares within 60 days of March 25, 2024. Nevertheless, we believe that this information provides a more complete picture of the financial stake that our directors and executive officers have in the Company.

Largest Shareholders

The table below provides information as to each person or entity known to us to be the beneficial owner of more than 5% of our common stock:

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class
The Vanguard Group[(1)] 100 Vanguard Blvd. Malvern, PA 19355	71,989,761	13.05%
BlackRock, Inc.[(2)] 50 Hudson Yards New York, NY 10001	49,987,090	9.10%
State Street Corporation[(3)] State Street Financial Center 1 Congress Street, Suite 1 Boston, MA 02114	29,563,033	5.36%

(1) This information, including percent of class, is based solely on a Schedule 13G/A filed with the SEC by The Vanguard Group on February 13, 2024. The Vanguard Group reported having shared voting power over 949,807 shares, sole dispositive power over 69,378,264 shares and shared dispositive power over 2,611,497 shares as of December 31, 2023.

(2) This information, including percent of class, is based solely on a Schedule 13G/A filed with the SEC by BlackRock, Inc. on January 24, 2024. BlackRock, Inc. reported having sole voting power over 46,700,820 shares and sole dispositive power over 49,987,090 shares as of December 31, 2023.

(3) This information, including percent of class, is based solely on a Schedule 13G/A filed with the SEC by State Street Corporation on January 30, 2024. State Street Corporation reported having shared voting power over 18,895,398 shares and shared dispositive power over 29,428,678 shares as of December 31, 2023.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING

What Proposals Are Being Voted On, How Does the Board Recommend That I Vote, and What Is the Voting Requirement to Approve Each Proposal?

Proposals	Voting Options	Board Recommendation	Vote Required	Broker Discretionary Voting Allowed	Effect of Abstention/ Withhold	Effect of Broker Non-Vote(1)
1 — Election of Directors	FOR, AGAINST, WITHHOLD	FOR	More votes "FOR" a nominee than "AGAINST"(2)	No	None	None
2 — Advisory Vote on Executive Compensation (Say on Pay Vote)	FOR, AGAINST, ABSTAIN	FOR	More votes "FOR" than "AGAINST"	No	None	None
3 — Approval of the Xcel Energy Inc. 2024 Equity Incentive Plan	FOR, AGAINST, ABSTAIN	FOR	Majority of shares present and entitled to vote(3)	No	Vote AGAINST	None
4 — Ratification of the Appointment of Deloitte & Touche LLP as our Independent Registered Accounting Firm for 2024	FOR, AGAINST, ABSTAIN	FOR	Majority of shares present and entitled to vote(3)	Yes	Vote AGAINST	None

(1) For an explanation of a "broker non-vote," see "What Happens If I Do Not Give Specific Voting Instructions?" below. For Proposal No. 3 and Proposal No. 4, if a quorum cannot be established without including broker non-votes, then those broker non-votes required to establish a minimum quorum will have the same effect as votes "AGAINST."

(2) Our Guidelines on Corporate Governance require an incumbent director in an uncontested election to tender a resignation to our GCN Committee if the director does not receive a majority of the votes cast "FOR." After taking into account that committee's recommendation, the Board will act on the offer of resignation and publicly disclose its decision within 90 days of the date of the certification of the election results. In making its recommendation or decision, the GCN Committee and the Board may each consider any factors or other recommendations that it considers relevant and appropriate. Any director who has offered to tender his or her resignation will not participate in the decision regarding his or her resignation. If the director's resignation is not accepted by the Board, the director will continue to serve until the next annual meeting and until his or her successor is duly elected. If the director's resignation is accepted by the Board, the Board may fill any resulting vacancy or may elect to not fill the vacancy and decrease the size of the Board.

(3) The voting standard assumes that the number of shares voted in favor of such proposal constitutes more than 25% of the outstanding shares of our common stock.

What Is the Record Date and What Does It Mean?

Only shareholders of record at the close of business on the record date, March 25, 2024, are entitled to receive notice of the annual meeting and to vote the shares of common stock that they held on such date. Each share of our common stock held on the record date is entitled to one vote upon each matter presented at the annual meeting.

What Is the Quorum Requirement for the Annual Meeting?

On March 25, 2024, there were 555,470,302 shares of common stock issued, outstanding and entitled to vote at the annual meeting, and each share is entitled one vote. There is no cumulative voting. We will have a quorum and be permitted to conduct business if a majority of the voting power of these shares is present at the meeting or by proxy. Abstentions and broker non-votes will be counted for the purpose of determining the presence of a quorum.

What Is a Proxy?

It is your legal designation of another person to vote the shares you own in the manner you direct. That other person is called a proxy. If you designate someone as your proxy in a written document, that document is called a proxy or proxy card. We have designated Amy Schneider and Kristin Westlund, or either of them with power of substitution, as proxies for the 2024 Annual Meeting of Shareholders.

How Can I Vote My Shares?

Shareholders of Record may vote their shares as follows:

By Internet	Go to the website at *www.proxyvote.com*, 24 hours a day, seven days a week. You will need the control number that appears on your proxy card or on your Notice of Internet Availability of Proxy Materials.
By Telephone	Call 1-800-690-6903, 24 hours a day, seven days a week. You will need the control number that appears on your proxy card.
By Mail	If you received a full paper set of materials, date and sign your proxy card exactly as your name appears on your proxy card and mail it in the postage-paid envelope provided. If you received a Notice of Internet Availability of Proxy Materials, you may request a proxy card by following the instructions in your Notice. You do not need to mail the proxy card if you are voting by internet or telephone.
During the Meeting	Go to *www.virtualshareholdermeeting.com/XEL2024*. You will need the control number that appears on your proxy card or on your Notice of Internet Availability of Proxy Materials.

Please help us save time and postage costs by voting by internet or by telephone. Voting by internet or telephone is generally available 24 hours a day and will ensure that your vote is confirmed and posted immediately.

Beneficial Owner of Shares Held in Street Name. All beneficial owners will receive instructions from the holder of record (the bank, brokerage house or other nominee that holds your shares) that you must follow in order for your shares to be voted. Typically, you will be able to submit your voting instructions to your broker or nominee.

Employee Plan Participant. If you are a participant in one of our employee savings or stock ownership plans (each a "Company Plan"), your proxy card is a voting directive for shares allocated to your account. The trustee will vote the shares as instructed by you in your voting directive. If you do not vote your Company Plan shares by 11:59 p.m. eastern time on May 19, 2024 the trustee will vote your allocated shares, along with all unallocated shares held in the Company Plan, in the same proportion that all other allocated shares are voted.

What Happens If I Do Not Give Specific Voting Instructions?

If you do not give specific voting instructions, how your shares are voted depends on whether you are a shareholder of record or a beneficial owner.

Shareholders of Record. If you are a shareholder of record and you either:

- Vote on the internet and leave all voting options blank and click "Submit," or
- Sign and return a proxy card without giving specific voting instructions,

then the proxies will vote your shares in the manner recommended by the Board on all matters presented in this proxy statement and as the proxies may determine in their discretion with respect to any other matters properly presented for a vote at the annual meeting.

Beneficial Owners of Shares Held in Street Name. If you are a beneficial owner of shares held in street name and do not provide specific voting instructions, your shares will be voted in accordance with the rules of various national and regional securities exchanges. In such case, the organization that holds your shares may generally vote your shares on routine matters, but cannot vote on non-routine matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, it will inform the inspector of election that it does not have the authority to vote on this matter with respect to your shares. This is generally referred to as a "broker non-vote." The proposal to ratify the appointment of D&T as our independent registered public accounting firm for 2024 (Proposal No. 4) is considered routine under applicable rules. The election of directors (Proposal No. 1), the advisory vote on executive compensation (say on pay vote) (Proposal No. 2) and the approval of the 2024 Equity Incentive Plan (Proposal No. 3) are matters considered non-routine under applicable rules.

What Is the Difference Between Holding Shares as a Shareholder of Record and as a Beneficial Owner?

As summarized below, there are some distinctions between shares held of record and those owned beneficially:

- **Shareholder of Record.** Your shares are registered directly in your name with our transfer agent, EQ Shareowner Services. As the shareholder of record, you have the right to vote your shares by proxy directly with the Company (by internet, by telephone or by mail) or to vote at the annual meeting. If you do not vote at the meeting or by proxy, your shares will not be voted.
- **Beneficial Owner of Shares Held in Street Name.** Your shares are held in a stock brokerage account or by a bank or other nominee (sometimes this is referred to as "street name"). Your broker or nominee is considered the shareholder of record with respect to those shares and forwards proxy materials to you. As the beneficial owner, you have the right to direct your broker on how to vote and are also invited to attend the annual meeting. If you wish to vote your shares at the meeting, you must provide us with a legal proxy from your broker.

What Is the Deadline for Voting?

If You Are:	Voting By:	Your Vote Must Be Received:
A record holder	• Mail	• Prior to the annual meeting
	• Internet or telephone	• By 11:59 p.m. eastern time on May 21, 2024
	• Internet during the meeting	• Prior to closing of the polls
A street name holder	• Mail	• Prior to the annual meeting
	• Internet or telephone	• By 11:59 p.m. eastern time on May 21, 2024
A participant in a Company Plan	• Mail	• By May 19, 2024
	• Internet or telephone	• By 11:59 p.m. eastern time on May 19, 2024

Can I Change My Vote?

Yes. If you change your mind after voting your proxy and prior to the annual meeting, you can revoke your proxy and change your proxy instructions by signing another proxy with a later date, voting a second time by telephone or by the internet prior to the deadlines set forth in the question above titled "What Is the Deadline for Voting?," or voting online at the annual meeting. Alternatively, you may provide a written statement to the Company (attention: Corporate Secretary) of your intention to revoke your proxy.

Is My Vote Confidential?

Yes. Xcel Energy has adopted a confidential voting policy under which shareholder votes are revealed only to a non-employee proxy tabulator or an independent inspector of election, except (1) as necessary to meet legal requirements, (2) in a dispute regarding authenticity of proxies and ballots, (3) in the event of a proxy contest if the other party does not agree to comply with the confidential voting policy and (4) where disclosure may be necessary for the Company to assert or defend claims.

How Do I Attend the Annual Meeting?

We have determined that our annual meeting will be a completely virtual annual meeting. There will be no physical meeting location. Please follow these instructions to participate in the online meeting:

- Go to *www.virtualshareholdermeeting.com/XEL2024*. You will need the 16-digit control number that appears on your proxy card or Notice of Internet Availability of Proxy Materials.
- The virtual meeting will start promptly at 11:00 a.m. central time on Wednesday, May 22, 2024. You may begin to log into the meeting platform beginning at 10:30 a.m. central time on May 22, 2024.
- Our virtual meeting website will contain instructions for accessing technical support to assist in the event you encounter any difficulties accessing the virtual meeting. If you encounter any difficulties accessing the virtual meeting during check-in or during the meeting, please call the technical support number that will be posted on the virtual meeting platform log-in page starting 30 minutes before our scheduled 11:00 a.m. central time start time.

Our rules of conduct and procedures governing the virtual annual meeting generally provide that:

- You may submit questions when you vote before the meeting at *www.proxyvote.com* or through the virtual meeting website during the meeting.
- In order to allow us to answer questions from as many shareholders as possible, we limit each shareholder to one question.
- Personal grievances, claims and political statements are not appropriate subjects for the annual meeting.

- If during the meeting we do not answer all the questions that have been submitted, we expect to post any additional appropriate questions and our answers on our Investor Relations website promptly following the meeting and retain them for one week after posting. Questions and answers will be grouped by topic and substantially similar questions will be grouped and answered once.

A replay of the meeting will be publicly available on our Investor Relations site after the meeting concludes.

What Happens If Additional Proposals Are Presented at the Annual Meeting?

Other than the proposals described in this proxy statement, we do not expect any matters to be presented for a vote at the annual meeting. If you grant a proxy, our designated proxies (Amy Schneider and Kristin Westlund), or either of them, will have the discretion to vote your shares on any additional matters properly presented for a vote at the annual meeting. If for any unforeseen reason any of our nominees is not available as a candidate for director, the persons named as proxies will vote your proxy for such other candidate or candidates as may be recommended by the GCN Committee and nominated by the Board.

Who Pays for the Cost of Soliciting Votes for the Annual Meeting?

Some of our directors and officers, as well as management and non-management employees, may contact you by telephone, mail, email or in person. You may also be solicited by means of news releases issued by Xcel Energy, postings on our website (**xcelenergy.com)** and advertisements in periodicals. We will bear the expense of any such solicitation, as well as the costs of preparing, printing and mailing this proxy material.

We have also hired Morrow Sodali LLC to assist us in the solicitation of votes. We expect to pay Morrow Sodali LLC approximately $19,500 for consultation services and preparation in connection with the solicitation, plus expenses. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to beneficial owners of our stock.

Does the Company Offer Shareholders Electronic Delivery of Proxy Materials?

Yes. Xcel Energy offers shareholders the option to receive the Annual Report to Shareholders and proxy statement electronically instead of receiving paper copies of these documents in the mail. You must specifically request the electronic information prior to the record date for the annual meeting.

Shareholders of record should call EQ Shareowner Services at 1-877-778-6786 to request electronic delivery. Beneficial owners must contact their bank, brokerage house or other nominee record holder to request electronic delivery. As soon as the Annual Report to Shareholders and proxy statement are available, electronic delivery participants will receive an email with a link to the information and a control number to use to vote online.

Why Did I Only Receive a Notice Directing Me to the Internet Instead of the Proxy Statement and Annual Report?

We are again providing shareholders internet access to our proxy materials to reduce the environmental impact of our annual meeting and to manage costs. On April 9, 2024, we began mailing a Notice of Internet Availability of Proxy Materials (the "Notice") to some of our shareholders and posted our proxy materials on the website referenced in the Notice (*www.proxyvote.com*). As more fully described in the Notice, shareholders may choose to access our proxy materials on the website or may request to receive a printed set of our proxy materials. Shareholders can indicate a preference to receive a printed copy by calling 1-800-579-1639 or by internet at *www.proxyvote.com*. Once a shareholder requests to receive a printed copy, that choice will remain in effect until changed by the shareholder. If you are a beneficial owner and you want to receive separate copies of the Annual Report to Shareholders and proxy statement in the future, you should contact your bank, broker or other nominee record holder.

What Does It Mean If I Receive More Than One Notice of Internet Availability of Proxy Materials or Proxy Card or Voting Instruction Card?

It means your shares are registered differently or are in more than one account. Please provide voting instructions for all notices, proxy cards and voting instruction cards you receive.

May I Propose Actions or Nominees for Consideration at Next Year's Annual Meeting of Shareholders?

Yes, you may submit proposals or director nominations for consideration at future shareholder meetings as follows:

- **Proposals included in our proxy statement.** Unless we indicate otherwise at a later date, for a shareholder proposal (other than a director nomination) to be considered for inclusion in our proxy statement for next year's annual meeting, the written proposal must be received by the Corporate Secretary no later than December 10, 2024. These proposals must be in writing and sent to: Corporate Secretary, Xcel Energy Inc., 414 Nicollet Mall, Minneapolis, Minnesota 55401. These proposals also need to comply with SEC regulations regarding the inclusion of shareholder proposals in our proxy materials.
- **Proposals and director nominations not included in our proxy statement.** Unless we indicate otherwise at a later date, for a shareholder proposal or director nomination to be raised from the floor during next year's annual meeting, the shareholder's written notice must be received by the Corporate Secretary no later than February 21, 2025 and must contain certain information as required under our bylaws. The requirements for such notice are set forth in our bylaws, a copy of which can be found on our website, **xcelenergy.com**, under "Company—Corporate Governance." In addition to satisfying the foregoing requirements, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than the Board's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Securities Exchange Act of 1934 no later than March 24, 2025.
- **Director nominations to be included in our proxy statement (proxy access).** Under our bylaws, we permit any shareholder (or group of no more than 20 shareholders) owning 3% or more of our common stock continuously for at least three years to nominate up to an aggregated limit of two candidates or 20% of our Board (whichever is greater) for inclusion in our proxy statement. Unless we indicate otherwise at a later date, for a shareholder nominee for director to be considered for inclusion in our proxy statement for the next year's annual meeting, the written notice must be received by the Corporate Secretary no earlier than November 10, 2024 and no later than December 10, 2024 and must contain certain information required under our bylaws. The requirements for such notice are set forth in our bylaws, a copy of which can be found on our website, **xcelenergy.com**, under "Company—Corporate Governance."

APPENDIX A

GAAP and Ongoing Earnings

The following table provides a reconciliation of ongoing diluted EPS to GAAP diluted EPS for 2005 through 2023:

	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015 [1]	2016	2017	2018	2019	2020	2021	2022	2023
GAAP EPS	$1.23	$1.36	$1.35	$1.46	$1.48	$1.62	$1.72	$1.85	$1.91	$2.03	$1.94	$2.21	$2.25	$2.47	$2.64	$2.79	$2.96	$3.17	$3.21
Discontinued Operations	(0.03)	(0.01)	—	—	0.01	(0.01)	—	—	—	—	—	—	—	—	—	—	—	—	—
Continuing Operations	1.20	1.35	1.35	1.46	1.49	1.61	1.72	1.85	1.91	2.03	1.94	2.21	2.25	2.47	2.64	2.79	2.96	$3.17	$3.21
PSRI-COLI	(0.05)	(0.05)	0.08	(0.01)	0.01	(0.03)	—	—	—	—	—	—	—	—	—	—	—	—	—
Prescription Drug Tax Benefit	—	—	—	—	—	0.04	—	(0.03)	—	—	—	—	—	—	—	—	—	—	—
SPS FERC Order	—	—	—	—	—	—	—	—	0.04	—	—	—	—	—	—	—	—	—	—
Loss on Monticello LCM/EPU Project	—	—	—	—	—	—	—	—	—	—	0.16	—	—	—	—	—	—	—	—
Impact of Tax Cuts and Jobs Act	—	—	—	—	—	—	—	—	—	—	—	—	0.05	—	—	—	—	—	—
Loss on Comanche Unit 3 Litigation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	0.05
Workforce Reduction Expenses	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	0.09
Ongoing EPS	$1.15	$1.30	$1.43	$1.45	$1.50	$1.62	$1.72	$1.82	$1.95	$2.03	$2.09	$2.21	$2.30	$2.47	$2.64	$2.79	$2.96	$3.17	$3.35

(1) Amounts in this column do not sum due to rounding.

Xcel Energy's management believes that ongoing earnings reflect management's performance in operating the Company and provide a meaningful representation of the performance of Xcel Energy's core business. In addition, Xcel Energy's management uses ongoing earnings internally for financial planning and analysis, for reporting of results to the Board of Directors and when communicating its earnings outlook to analysts and investors.

2023 EPS Growth

1.3% (annual GAAP EPS growth)

5.7% (annual ongoing EPS growth)

APPENDIX B

Xcel Energy Inc. 2024 Equity Incentive Plan

1. **Purpose**. The purpose of the Xcel Energy Inc. 2024 Equity Incentive Plan (the "Plan") is to attract and retain the best available personnel for positions of responsibility with the Company, to provide incentives to them and align their interests with those of the Company's shareholders, and to thereby promote the Company's long-term business success.
2. **Definitions**. In this Plan, the following definitions will apply.
   (a) "Affiliate" means any entity that is a Subsidiary of the Company, or any other entity in which the Company owns, directly or indirectly, at least 20% of combined voting power of the entity's Voting Securities and which is designated by the Committee as covered by the Plan.
   (b) "Agreement" means the written or electronic agreement, notice or other document containing the terms and conditions applicable to each Award granted under the Plan, including all amendments thereto. An Agreement is subject to the terms and conditions of the Plan.
   (c) "Award" means a grant made under the Plan in the form of Options, Stock Appreciation Rights, Restricted Stock, Stock Units or an Other Stock-Based Award.
   (d) "Board" means the Board of Directors of the Company.
   (e) "Cause" means, unless otherwise defined in a then-effective written agreement (including an Agreement) between a Participant and the Company or any Affiliate, a Participant's (i) material failure to perform satisfactorily the duties reasonably required of the Participant by the Company (other than by reason of Disability); (ii) material violation of any law, rule, regulation, court order or regulatory directive (other than traffic violations, misdemeanors or other minor offenses); (iii) material breach of the Company's business conduct or ethics code or of any fiduciary duty or nondisclosure, non-solicitation, non-competition or similar obligation owed to the Company or any Affiliate; (iv) engaging in any act or practice that involves personal dishonesty on the part of the Participant or demonstrates a willful and continuing disregard for the best interests of the Company and its Affiliates; or (v) engaging in dishonorable or disruptive behavior, practices or acts which would be reasonably expected to harm or bring disrepute to the Company or any of its Affiliates, their business or any of their customers, employees or vendors.
   (f) "Change in Control" means, unless otherwise defined in a then-effective written agreement (including an Agreement) between a Participant and the Company or any Affiliate, one of the following:
      (1) An Exchange Act Person becomes the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company representing 20% or more of the combined voting power of the Company's then outstanding Voting Securities, except that the following will not constitute a Change in Control:
         (A) any acquisition of securities of the Company by an Exchange Act Person from the Company for the purpose of providing financing to the Company;
         (B) any formation of a Group consisting solely of beneficial owners of the Company's Voting Securities as of the effective date of this Plan; or
         (C) any repurchase or other acquisition by the Company of its Voting Securities that causes any Exchange Act Person to become the beneficial owner of 20% or more of the Company's Voting Securities.

If, however, an Exchange Act Person or Group referenced in clause (A), (B) or (C) above acquires beneficial ownership of additional Company Voting Securities after initially becoming the beneficial owner of 20% or more of the combined voting power of the Company's Voting Securities by one of the means described in those clauses, then a Change in Control will be deemed to have occurred.

      (2) Individuals who are Continuing Directors cease for any reason to constitute a majority of the members of the Board.
      (3) A Corporate Transaction is consummated, unless, immediately following such Corporate Transaction, all or substantially all of the individuals and entities who were the beneficial owners of the Company's Voting Securities immediately prior to such Corporate Transaction beneficially own, directly or indirectly, more than 60% of the combined voting power of the then outstanding Voting Securities of the surviving or acquiring entity resulting from such Corporate Transaction (including beneficial ownership through any Parent of such entity) in substantially the same proportions as their ownership, immediately prior to such Corporate Transaction, of the Company's Voting Securities.

Notwithstanding the foregoing, to the extent that any Award constitutes a deferral of compensation subject to Code Section 409A, and if that Award provides for a change in the time or form of payment upon a Change in Control, then no Change in Control shall be deemed to have occurred upon an event described in this Section 2(f) unless the event would also constitute a change in ownership or effective control of, or a change in the ownership of a substantial portion of the assets of, the Company under Code Section 409A.

(g) “Code” means the Internal Revenue Code of 1986, as amended and in effect from time to time. For purposes of the Plan, references to sections of the Code shall be deemed to include any applicable regulations thereunder and any successor or similar statutory provisions.

(h) “Committee” means two or more Non-Employee Directors designated by the Board to administer the Plan under Section 3, each member of which shall be (i) an independent director within the meaning of applicable stock exchange rules and regulations and (ii) a non-employee director within the meaning of Exchange Act Rule 16b-3.

(i) “Company” means Xcel Energy Inc., a Minnesota corporation, and any successor thereto.

(j) “Continuing Director” means an individual (i) who is, as of the effective date of the Plan, a director of the Company, or (ii) who becomes a director of the Company after the effective date hereof and whose initial election, or nomination for election by the Company’s shareholders, was approved by at least a majority of the then Continuing Directors, but excluding, for purposes of this clause (ii), an individual whose initial assumption of office occurs as the result of an actual proxy contest involving the solicitation of proxies or consents by a person or Group other than the Board, or by reason of an agreement intended to avoid or settle an actual or threatened proxy contest.

(k) “Corporate Transaction” means (i) a sale or other disposition of all or substantially all of the assets of the Company, or (ii) a merger, consolidation, share exchange or similar transaction involving the Company, regardless of whether the Company is the surviving entity.

(l) “Disability” means (A) any permanent and total disability under any long-term disability plan or policy of the Company or its Affiliates that covers the Participant, or (B) if there is no such long-term disability plan or policy, “total and permanent disability” within the meaning of Code Section 22(e)(3).

(m) “Employee” means an employee of the Company or an Affiliate.

(n) “Exchange Act” means the Securities Exchange Act of 1934, as amended and in effect from time to time.

(o) “Exchange Act Person” means any natural person, entity or Group other than (i) the Company or any Affiliate; (ii) any employee benefit plan (or related trust) sponsored or maintained by the Company or any Affiliate; (iii) an underwriter temporarily holding securities in connection with a registered public offering of such securities; or (iv) an entity whose Voting Securities are beneficially owned by the beneficial owners of the Company’s Voting Securities in substantially the same proportions as their beneficial ownership of the Company’s Voting Securities.

(p) “Fair Market Value” means the fair market value of a Share determined as follows:

(1) If the Shares are readily tradable on an established securities market (as determined under Code Section 409A), then Fair Market Value will be the closing sales price for a Share on the principal securities market on which it trades on the date for which it is being determined, or if no sale of Shares occurred on that date, on the next preceding date on which a sale of Shares occurred, as reported in *The Wall Street Journal* or such other source as the Committee deems reliable; or

(2) If the Shares are not then readily tradable on an established securities market (as determined under Code Section 409A), then Fair Market Value will be determined by the Committee as the result of a reasonable application of a reasonable valuation method that satisfies the requirements of Code Section 409A.

(q) “Full Value Award” means an Award other than an Option Award or Stock Appreciation Right Award.

(r) “Grant Date” means the date on which the Committee approves the grant of an Award under the Plan, or such later date as may be specified by the Committee on the date the Committee approves the Award.

(s) “Group” means two or more persons who act, or agree to act together, as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding, voting or disposing of securities of the Company.

(t) “Non-Employee Director” means a member of the Board who is not an Employee.

(u) “Option” means a right granted under the Plan to purchase a specified number of Shares at a specified price. An “Incentive Stock Option” or “ISO” means any Option designated as such and granted in accordance with the requirements of Code Section 422. A “Non-Qualified Stock Option” or “NQSO” means an Option other than an Incentive Stock Option.

(v) “Other Stock-Based Award” means an Award described in Section 11 of this Plan.

(w) “Parent” means a “parent corporation,” as defined in Code Section 424(e).

(x) “Participant” means a Service Provider to whom a then-outstanding Award has been granted under the Plan.

(y) “Plan” means this Xcel Energy Inc. 2024 Equity Incentive Plan, as amended and in effect from time to time.

(z) “Prior Plan” means the Xcel Energy Inc. Amended and Restated 2015 Omnibus Incentive Plan.

(aa) “Restricted Stock” means Shares issued to a Participant that are subject to such restrictions on transfer, vesting conditions and other restrictions or limitations as may be set forth in this Plan and the applicable Agreement.

(bb) “Service” means the provision of services by a Participant to the Company or any Affiliate in any Service Provider capacity. A Service Provider’s Service shall be deemed to have terminated either upon an actual cessation of providing services to the Company or any Affiliate or upon the entity to which the Service Provider provides services ceasing to be an Affiliate. Except as otherwise provided in this Plan or any Agreement, Service shall not be deemed terminated in the case of (i) any approved leave of absence; (ii) transfers among the Company and any Affiliates in any Service Provider capacity; or (iii) any change in status so long as the individual remains in the service of the Company or any Affiliate in any Service Provider capacity.

(cc) "Service Provider" means an Employee, a Non-Employee Director, or any natural person who is a consultant or advisor, or is employed by a consultant or advisor retained by the Company or any Affiliate, and who provides services (other than in connection with (i) a capital-raising transaction or (ii) promoting or maintaining a market in Company securities) to the Company or any Affiliate.

(dd) "Share" means a share of Stock.

(ee) "Stock" means the common stock, $2.50 par value per Share, of the Company.

(ff) "Stock Appreciation Right" or "SAR" means the right to receive, in cash and/or Shares as determined by the Committee, an amount equal to the appreciation in value of a specified number of Shares between the Grant Date of the SAR and its exercise date.

(gg) "Stock Unit" means a right to receive, in cash and/or Shares as determined by the Committee, the Fair Market Value of a Share, subject to such restrictions on transfer, vesting conditions and other restrictions or limitations as may be set forth in this Plan and the applicable Agreement.

(hh) "Subsidiary" means a "subsidiary corporation," as defined in Code Section 424(f), of the Company.

(ii) "Substitute Award" means an Award granted upon the assumption of, or in substitution or exchange for, outstanding awards granted by a company or other entity acquired by the Company or any Affiliate or with which the Company or any Affiliate combines. The terms and conditions of a Substitute Award may vary from the terms and conditions set forth in the Plan to the extent that the Committee at the time of the grant may deem appropriate to conform, in whole or in part, to the provisions of the award in substitution for which it has been granted.

(jj) "Voting Securities" of an entity means the outstanding equity securities (or comparable equity interests) entitled to vote generally in the election of directors of such entity.

3. Administration of the Plan.

(a) Administration. The authority to control and manage the operations and administration of the Plan shall be vested in the Committee in accordance with this Section 3.

(b) Scope of Authority. Subject to the terms of the Plan, the Committee shall have the authority, in its discretion, to take such actions as it deems necessary or advisable to administer the Plan, including:

(1) determining the Service Providers to whom Awards will be granted, the timing of each such Award, the type of and the number of Shares covered by each Award, the terms, conditions, performance criteria, restrictions and other provisions of Awards, and the manner in which Awards are paid or settled;

(2) cancelling or suspending an Award, accelerating the vesting or extending the exercise period of an Award, or otherwise amending the terms and conditions of any outstanding Award, subject to the requirements of Sections 15(d) and 15(e);

(3) adopting sub-plans or special provisions applicable to Awards, establishing, amending or rescinding rules to administer the Plan, interpreting the Plan and any Award or Agreement, reconciling any inconsistency, correcting any defect or supplying an omission in the Plan or any Agreement, and making all other determinations necessary or desirable for the administration of the Plan;

(4) granting Substitute Awards under the Plan; and

(5) requiring or permitting the deferral of the settlement of an Award, and establishing the terms and conditions of any such deferral.

Notwithstanding the foregoing, the Board shall perform the duties and have the responsibilities of the Committee with respect to Awards made to Non-Employee Directors.

(c) Awards to Foreign Service Providers. The Committee may grant Awards to Service Providers who are foreign nationals, who are located outside of the United States or who are not compensated from a payroll maintained in the United States, or who are otherwise subject to (or could cause the Company to be subject to) legal or regulatory requirements of countries outside of the United States, on such terms and conditions different from those specified in the Plan as may, in the judgment of the Committee, be necessary or desirable to comply with applicable foreign laws and regulatory requirements and to promote achievement of the purposes of the Plan. In connection therewith, the Committee may establish such subplans and modify exercise procedures and other Plan rules and procedures to the extent such actions are deemed necessary or desirable, and may take any other action that it deems advisable to obtain local regulatory approvals or to comply with any necessary local governmental regulatory exemptions.

(d) Acts of the Committee; Delegation. A majority of the members of the Committee shall constitute a quorum for any meeting of the Committee, and any act of a majority of the members present at any meeting at which a quorum is present or any act unanimously approved in writing by all members of the Committee shall be the act of the Committee. Any such action of the Committee shall be valid and effective even if one or more members of the Committee at the time of such action are later determined not to have satisfied all of the criteria for membership in clauses (i) and (ii) of Section 2(h). To the extent not inconsistent with applicable law or stock exchange rules, the Committee may delegate all or any portion of its authority under the Plan to any one or more of its members or, as to Awards to Participants who are not subject to Section 16 of the Exchange Act, to one or more directors or executive officers of the Company or to a committee of the Board comprised of one or more directors of the Company. The Committee may also delegate non-discretionary administrative responsibilities in connection with the Plan to such other persons as it deems advisable.

(e) Finality of Decisions. The Committee's interpretation of the Plan and of any Award or Agreement made under the Plan and all related decisions or resolutions of the Board or Committee shall be final and binding on all parties with an interest therein.

(f) Indemnification. Each person who is or has been a member of the Committee or of the Board, and any other person to whom the Committee delegates authority under the Plan, shall be indemnified by the Company, to the maximum extent permitted by law, against liabilities and expenses imposed upon or reasonably incurred by such person in connection with or resulting from any claims against such person by reason of the performance of the individual's duties under the Plan. This right to indemnification is conditioned upon such person providing the Company an opportunity, at the Company's expense, to handle and defend the claims before such person undertakes to handle and defend them on such person's own behalf. The Company will not be required to indemnify any person for any amount paid in settlement of a claim unless the Company has first consented in writing to the settlement. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such person or persons may be entitled under the Company's Certificate of Incorporation or Bylaws, as a matter of law, or otherwise.

4. Shares Available Under the Plan.

(a) Maximum Shares Available. Subject to Section 4(b) and to adjustment as provided in Section 12(a), the number of Shares that may be the subject of Awards and issued under the Plan shall be 12,000,000, plus any Shares of Stock remaining available for future grants under the Prior Plan on the effective date of this Plan. No further awards may be made under the Prior Plan after the effective date of this Plan. Shares issued under the Plan may come from authorized and unissued shares. In determining the number of Shares to be counted against this share reserve in connection with any Award, the following rules shall apply:

(1) Where the number of Shares subject to an Award is variable on the Grant Date, the number of Shares to be counted against the share reserve shall be the maximum number of Shares that could be received under that particular Award, until such time as it can be determined that only a lesser number of shares could be received.

(2) Where two or more types of Awards are granted to a Participant in tandem with each other, such that the exercise of one type of Award with respect to a number of Shares cancels at least an equal number of Shares of the other, the number of Shares to be counted against the share reserve shall be the largest number of Shares that would be counted against the share reserve under either of the Awards.

(3) Shares subject to Substitute Awards shall not be counted against the share reserve, nor shall they reduce the Shares authorized for grant to a Participant in any calendar year.

(4) Awards that may be settled solely in cash shall not be counted against the share reserve.

(b) Effect of Forfeitures and Other Actions. Any Shares subject to an Award, or to an award granted under the Prior Plan that is outstanding on the effective date of this Plan (a "Prior Plan Award"), that expires, is cancelled or forfeited or is settled for cash shall, to the extent of such cancellation, forfeiture, expiration or cash settlement, again become available for Awards under this Plan, and the share reserve under Section 4(a) shall be correspondingly replenished. In addition, if satisfaction of any tax withholding obligations arising from any Award or Prior Plan Award occurs through the tendering (either actually or by attestation) of Shares by the Participant or by the withholding of Shares by the Company, then the Shares so tendered or withheld shall become available for Awards under this Plan and the share reserve under Section 4(a) shall be correspondingly replenished. The following Shares shall not again become available for Awards or replenish the share reserve under Section 4(a): (i) Shares tendered (either actually or by attestation) by the Participant or withheld by the Company in payment of the exercise price of a stock option issued under this Plan or the Prior Plan, (ii) Shares repurchased by the Company with proceeds received from the exercise of a stock option issued under this Plan or the Prior Plan, and (iii) Shares subject to a stock appreciation right award issued under this Plan or the Prior Plan that are not issued in connection with the stock settlement of that award upon its exercise.

(c) Effect of Plans Operated by Acquired Companies. If a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines has shares available under a pre-existing plan approved by shareholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall supplement the Share reserve under Section 4(a). Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan absent the acquisition or combination, and shall only be made to individuals who were not Employees or Non-Employee Directors prior to such acquisition or combination.

(d) No Fractional Shares. Unless otherwise determined by the Committee, the number of Shares subject to an Award shall always be a whole number. No fractional Shares may be issued under the Plan, but the Committee may, in its discretion, adopt any rounding convention it deems suitable or pay cash in lieu of any fractional Share in settlement of an Award.

5. **Eligibility**. Participation in the Plan is limited to Service Providers. Incentive Stock Options may only be granted to Employees.

6. **General Terms of Awards**.

(a) Award Agreement. Each Award shall be evidenced by an Agreement setting forth the amount of the Award together with such other terms and conditions applicable to the Award (and not inconsistent with the Plan) as determined by the Committee. An Award to a Participant may be made singly or in combination with any form of Award. Two types of Awards may be made in tandem with each other such that the exercise of one type of Award with respect to a number of Shares reduces the number of Shares subject to the related Award by at least an equal amount.

(b) Vesting and Term. Each Agreement shall set forth the period until the applicable Award is scheduled to vest and, if applicable, expire (which shall not be more than ten years from the Grant Date), and, consistent with the requirements of this Section 6(b), the applicable vesting conditions and any applicable performance period. The Committee may provide in an Agreement for such vesting conditions and timing as it may determine.

(c) Transferability. Except as provided in this Section 6(c), (i) during the lifetime of a Participant, only the Participant or the Participant's guardian or legal representative may exercise an Option or SAR, or receive payment with respect to any other Award; and (ii) no Award may be sold, assigned, transferred, exchanged or encumbered, voluntarily or involuntarily, other than by will or the laws of descent and distribution. Any attempted transfer in violation of this Section 6(c) shall be of no effect. The Committee may, however, provide in an Agreement or otherwise that an Award (other than an Incentive Stock Option) may be transferred pursuant to a domestic relations order or may be transferable by gift to any "family member" (as defined in General Instruction A.1(a)(5) to Form S-8 under the Securities Act of 1933) of the Participant. Any Award held by a transferee shall continue to be subject to the same terms and conditions that were applicable to that Award immediately before the transfer thereof. For purposes of any provision of the Plan relating to notice to a Participant or to acceleration or termination of an Award upon the death or termination of Service of a Participant, the references to "Participant" shall mean the original grantee of an Award and not any transferee.

(d) Designation of Beneficiary. To the extent permitted by the Committee, a Participant may designate a beneficiary or beneficiaries to exercise any Award or receive a payment under any Award that is exercisable or payable on or after the Participant's death. Any such designation shall be in a format (written or electronic) approved by the Company and shall be effective upon its receipt by the Company.

(e) Termination of Service. Unless otherwise provided in an applicable Agreement or another then-effective written agreement between a Participant and the Company, and subject to Section 12 of this Plan, if a Participant's Service with the Company and all of its Affiliates terminates, the following provisions shall apply (in all cases subject to the scheduled expiration of an Option or SAR Award, as applicable):

(1) Upon termination of Service for Cause, all unexercised Option and SAR Awards and all unvested portions of any other outstanding Awards shall be immediately forfeited without consideration.

(2) Upon termination of Service for any other reason, all unvested and unexercisable portions of any outstanding Awards shall be immediately forfeited without consideration.

(3) Upon termination of Service for any reason other than Cause, death or Disability, the currently vested and exercisable portions of Option and SAR Awards may be exercised for a period of three months after the date of such termination. However, if a Participant thereafter dies during such three-month period, the vested and exercisable portions of the Option and SAR Awards may be exercised for a period of one year after the date of such termination.

(4) Upon termination of Service due to death or Disability, the currently vested and exercisable portions of Option and SAR Awards may be exercised for a period of one year after the date of such termination.

(f) Rights as Shareholder. No Participant shall have any rights as a shareholder with respect to any Shares covered by an Award unless and until the date the Participant becomes the holder of record of the Shares, if any, to which the Award relates.

(g) Performance-Based Awards. Any Award may be granted as a performance-based Award if the Committee establishes one or more measures of corporate, business unit or individual performance which must be attained, and the performance period over which the specified performance is to be attained, as a condition to the grant, vesting, exercisability, lapse of restrictions and/or settlement in cash or Shares of such Award. In connection with any such Award, the Committee shall determine the extent to which performance measures have been attained and other applicable terms and conditions have been satisfied, and the degree to which the grant, vesting, exercisability, lapse of restrictions and/or settlement of such Award has been earned. The Committee shall also have the authority to provide, in an Agreement or otherwise, for the modification of a performance period and/or adjustments to or waivers of the achievement of performance goals under specified circumstances such as (i) the occurrence of events that are unusual in nature or infrequently occurring, such as a Change in Control, an equity restructuring (as described in Section 12(a)), acquisitions, divestitures, restructuring activities, recapitalizations, or asset write-downs, (ii) a change in applicable tax laws or accounting principles, or (iii) the Participant's death or Disability.

(h) Dividends and Dividend Equivalents. No dividends, dividend equivalents or distributions will be paid with respect to Shares subject to an Option or SAR Award. Any dividends or distributions payable with respect to Shares that are subject to the unvested portion of a Restricted Stock Award will be subject to the same restrictions and risk of forfeiture as the Shares to which such dividends or distributions relate. In its discretion, the Committee may provide in an Award Agreement for a Stock Unit Award or an Other Stock-Based Award that the Participant will be entitled to receive dividend equivalents, based on dividends actually declared and paid on outstanding Shares, on the units or other Share equivalents subject to the Stock Unit Award or Other Stock-Based Award, and such dividend equivalents will be subject to the same restrictions and risk of forfeiture as the units or other Share equivalents to which such dividend equivalents relate. The additional terms of any such dividend equivalents will be as set forth in the applicable Agreement, including the time and form of payment and whether such dividend equivalents will be credited with interest or deemed to be reinvested in additional units or Share equivalents. Any Shares issued or issuable during the term of this Plan as the result of the reinvestment of dividends or the deemed reinvestment of dividend equivalents in connection with an Award or a Prior Plan Award shall be counted against, and replenish upon any subsequent forfeiture, the Plan's share reserve as provided in Section 4.

(i) Deferrals of Full Value Awards. The Committee may, in its discretion, permit or require the deferral by a Participant of the issuance of Shares or payment of cash in settlement of any Full Value Award, subject to such terms, conditions, rules and procedures as it may establish or prescribe for such purpose and with the intention of complying with the applicable requirements of Code Section 409A. The terms, conditions, rules and procedures for any such deferral shall be set forth in writing in the relevant Agreement or in such other agreement, plan or document as the Committee may determine, including the Xcel Energy Inc. Nonqualified Deferred Compensation Plan (2009 Restatement), as amended (the "NQDC Plan"), or some combination of such documents. The terms, conditions, rules and procedures for any such deferral shall address, to the extent relevant, matters such as: (i) the amount of compensation that may or must be deferred (or the method for calculating the amount); (ii) the permissible time(s) and form(s) of payment of deferred amounts; (iii) the terms and conditions of any deferral elections by a Participant or of any deferral required by the Company; and (iv) the crediting of interest or dividend equivalents on deferred amounts. To the extent that any such deferral is effected in accordance with the NQDC Plan, the Share equivalents credited to the NQDC Plan account of a Participant shall be deemed Stock Units for purposes of this Plan, and if settled in Shares, such Shares shall be drawn from and charged against the Plan's share reserve.

7. Stock Option Awards.

(a) Type and Exercise Price. The Agreement pursuant to which an Option Award is granted shall specify whether the Option is an Incentive Stock Option or a Non-Qualified Stock Option. The exercise price at which each Share subject to an Option Award may be purchased shall be determined by the Committee and set forth in the Agreement, and shall not be less than the Fair Market Value of a Share on the Grant Date, except in the case of Substitute Awards (to the extent consistent with Code Section 409A and, in the case of Incentive Stock Options, Code Section 424).

(b) Payment of Exercise Price. The purchase price of the Shares with respect to which an Option Award is exercised shall be payable in full at the time of exercise. The purchase price may be paid in cash or in such other manner as the Committee may permit, including by payment under a broker-assisted sale and remittance program, by withholding Shares otherwise issuable to the Participant upon exercise of the Option or by delivery to the Company of Shares (by actual delivery or attestation) already owned by the Participant (in either case, such Shares having a Fair Market Value as of the date the Option is exercised equal to the purchase price of the Shares being purchased).

(c) Exercisability and Expiration. Each Option Award shall be exercisable in whole or in part on the terms provided in the Agreement. No Option Award shall be exercisable at any time after its scheduled expiration. When an Option Award is no longer exercisable, it shall be deemed to have terminated.

(d) Incentive Stock Options.

(1) An Option Award will constitute an Incentive Stock Option Award only if the Participant receiving the Option Award is an Employee, and only to the extent that (i) it is so designated in the applicable Agreement and (ii) the aggregate Fair Market Value (determined as of the Option Award's Grant Date) of the Shares with respect to which Incentive Stock Option Awards held by the Participant first become exercisable in any calendar year (under the Plan and all other plans of the Company and its Affiliates) does not exceed $100,000 or such other amount specified by the Code. To the extent an Option Award granted to a Participant exceeds this limit, the Option Award shall be treated as a Non-Qualified Stock Option Award. The maximum number of Shares that may be issued upon the exercise of Incentive Stock Option Awards under the Plan shall be equal to the maximum number of Shares that may be the subject of Awards and issued under the Plan as provided in the first sentence of Section 4(a).

(2) No Participant may receive an Incentive Stock Option Award under the Plan if, immediately after the grant of such Award, the Participant would own (after application of the rules contained in Code Section 424(d)) Shares possessing more than 10% of the total combined Voting Power of all classes of stock of the Company or an Affiliate, unless (i) the per Share exercise price for such Award is at least 110% of the Fair Market Value of a Share on the Grant Date and (ii) such Award will expire no later than five years after its Grant Date.

(3) For purposes of continued Service by a Participant who has been granted an Incentive Stock Option Award, no approved leave of absence may exceed three months unless reemployment upon expiration of such leave is provided by statute or contract. If reemployment is not so provided, then on the date six months following the first day of such leave, any Incentive Stock Option held by the Participant shall cease to be treated as an Incentive Stock Option and shall be treated for tax purposes as a Non-Qualified Stock Option.

(4) If an Incentive Stock Option Award is exercised after the expiration of the exercise periods that apply for purposes of Code Section 422, such Option shall thereafter be treated as a Non-Qualified Stock Option.

(5) The Agreement covering an Incentive Stock Option Award shall contain such other terms and provisions that the Committee determines necessary to qualify the Option Award as an Incentive Stock Option Award.

8. Stock Appreciation Right Awards.

(a) Nature of Award. An Award of Stock Appreciation Rights shall be subject to such terms and conditions as are determined by the Committee, and shall provide a Participant the right to receive upon exercise of the SAR Award all or a portion of the excess of (i) the Fair Market Value as of the date of exercise of the SAR Award of the number of Shares as to which the SAR Award is being exercised, over (ii) the aggregate exercise price for such number of Shares. The per Share exercise price for any SAR Award shall be determined by the Committee and set forth in the applicable Agreement, and shall not be less than the Fair Market Value of a Share on the Grant Date, except in the case of Substitute Awards (to the extent consistent with Code Section 409A).

(b) Exercise of SAR. Each SAR Award may be exercisable in whole or in part at the times, on the terms and in the manner provided in the Agreement. No SAR Award shall be exercisable at any time after its scheduled expiration. When a SAR Award is no longer exercisable, it shall be deemed to have terminated. Upon exercise of a SAR Award, payment to the Participant shall be made at such time or times as shall be provided in the Agreement in the form of cash, Shares or a combination of cash and Shares as determined by the Committee. The Agreement may provide for a limitation upon the amount or percentage of the total appreciation on which payment (whether in cash and/or Shares) may be made in the event of the exercise of a SAR Award.

9. Restricted Stock Awards.

(a) Vesting and Consideration. Shares subject to a Restricted Stock Award shall be subject to vesting and the lapse of applicable restrictions based on such conditions or factors and occurring over such period of time as the Committee may determine in its discretion. The Committee may provide whether any consideration other than Services must be received by the Company or any Affiliate as a condition precedent to the grant of a Restricted Stock Award, and may correspondingly provide for Company reacquisition or repurchase rights if such additional consideration has been required and some or all of a Restricted Stock Award does not vest.

(b) Shares Subject to Restricted Stock Awards. Unvested Shares subject to a Restricted Stock Award shall be evidenced by a book-entry in the name of the Participant with the Company's transfer agent or by one or more Stock certificates issued in the name of the Participant. Any such Stock certificate shall be deposited with the Company or its designee, together with an assignment separate from the certificate, in blank, signed by the Participant, and bear an appropriate legend referring to the restricted nature of the Restricted Stock evidenced thereby. Any book-entry shall be subject to comparable restrictions and corresponding stop transfer instructions. Upon the vesting of Shares of Restricted Stock, and the Company's determination that any necessary conditions precedent to the release of vested Shares (such as satisfaction of tax withholding obligations and compliance with applicable legal requirements) have been satisfied, such vested Shares shall be made available to the Participant in such manner as may be prescribed or permitted by the Committee. Except as otherwise provided in the Plan or an applicable Agreement, a Participant with a Restricted Stock Award shall have all the rights of a shareholder, including the right to vote the Shares of Restricted Stock.

10. Stock Unit Awards.

(a) Vesting and Consideration. A Stock Unit Award shall be subject to vesting and the lapse of applicable restrictions based on such conditions or factors and occurring over such period of time as the Committee may determine in its discretion. If vesting of a Stock Unit Award is conditioned on the achievement of specified performance goals, the extent to which they are achieved over the specified performance period shall determine the number of Stock Units that will be earned and eligible to vest, which may be greater or less than the target number of Stock Units stated in the Agreement. The Committee may provide whether any consideration other than Services must be received by the Company or any Affiliate as a condition precedent to the settlement of a Stock Unit Award.

(b) Settlement of Award. Following the vesting of a Stock Unit Award, and the Company's determination that any necessary conditions precedent to the settlement of the Award (such as satisfaction of tax withholding obligations and compliance with applicable legal requirements) have been satisfied, settlement of the Award and payment to the Participant shall be made at such time or times in the form of cash, Shares (which may themselves be considered Restricted Stock under the Plan) or a combination of cash and Shares as determined by the Committee.

11. Other Stock-Based Awards. The Committee may from time to time grant Shares and other Awards that are valued by reference to and/or payable in whole or in part in Shares under the Plan. The Committee shall determine the terms and conditions of such Awards, which shall be consistent with the terms and purposes of the Plan. The Committee may direct the Company to issue Shares subject to restrictive legends and/or stop transfer instructions that are consistent with the terms and conditions of the Award to which the Shares relate.

12. Changes in Capitalization, Corporate Transactions, Change in Control.

(a) Adjustments for Changes in Capitalization. In the event of any equity restructuring (within the meaning of FASB ASC Topic 718) that causes the per share value of Shares to change, such as a stock dividend, stock split, spinoff, rights offering or recapitalization through an extraordinary dividend, the Committee shall make such adjustments as it deems equitable and appropriate to (i) the aggregate number and kind of Shares or other securities issued or reserved for issuance under the Plan, (ii) the number and kind of Shares or other securities subject to outstanding Awards, (iii) the exercise price of outstanding Options and SARs, and (iv) any maximum limitations prescribed by the Plan with respect to certain types of Awards or the grants to individuals of certain types of Awards. In the event of any other change in corporate capitalization, including a merger, consolidation, reorganization, or partial or complete liquidation of the Company, such equitable adjustments described in the foregoing sentence may be made as determined to be appropriate and equitable by the Committee to prevent dilution or enlargement of rights of Participants. In either case, any such adjustment shall be conclusive and binding for all purposes of the Plan. No adjustment shall be made pursuant to this Section 12(a) in

connection with the conversion of any convertible securities of the Company, or in a manner that would cause Incentive Stock Options to violate Section 422(b) of the Code or cause an Award to be subject to adverse tax consequences under Section 409A of the Code.

(b) Corporate Transactions. Unless otherwise provided in an applicable Agreement or another written agreement between a Participant and the Company, the following provisions shall apply to outstanding Awards in the event of a Change in Control that involves a Corporate Transaction.

(1) *Continuation, Assumption or Replacement of Awards*. In the event of a Corporate Transaction, then the surviving or successor entity (or its Parent) may continue, assume or replace Awards outstanding as of the date of the Corporate Transaction (with such adjustments as may be required or permitted by Section 12(a)), and such Awards or replacements therefor shall remain outstanding and be governed by their respective terms, subject to Section 12(b)(4) below. A surviving or successor entity may elect to continue, assume or replace only some Awards or portions of Awards. For purposes of this Section 12(b)(1), an Award shall be considered assumed or replaced if, in connection with the Corporate Transaction and in a manner consistent with Code Section 409A (and Code Section 424 if the Award is an ISO), either (i) the contractual obligations represented by the Award are expressly assumed by the surviving or successor entity (or its Parent) with appropriate adjustments to the number and type of securities subject to the Award and the exercise price thereof that preserves the intrinsic value of the Award existing at the time of the Corporate Transaction, or (ii) the Participant has received a comparable equity-based award that preserves the intrinsic value of the Award existing at the time of the Corporate Transaction and contains terms and conditions that are substantially similar to those of the Award.

(2) *Acceleration*. If and to the extent that outstanding Awards under the Plan are not continued, assumed or replaced in connection with a Corporate Transaction, then (i) all outstanding Option and SAR Awards shall become fully vested and exercisable for such period of time prior to the effective time of the Corporate Transaction as is deemed fair and equitable by the Committee, and shall terminate at the effective time of the Corporate Transaction, (ii) all outstanding Full Value Awards shall fully vest immediately prior to the effective time of the Corporate Transaction, and (iii) to the extent vesting of any Award is subject to satisfaction of specified performance goals, such Award shall be deemed "fully vested" for purposes of this Section 12(b)(2) if the performance goals are deemed to have been satisfied at the greater of actual or target level of performance. The Committee shall provide written notice of the period of accelerated exercisability of Option and SAR Awards to all affected Participants. The exercise of any Option or SAR Award whose exercisability is accelerated as provided in this Section 12(b)(2) shall be conditioned upon the consummation of the Corporate Transaction and shall be effective only immediately before such consummation.

(3) *Payment for Awards*. If and to the extent that outstanding Awards under the Plan are not continued, assumed or replaced in connection with a Corporate Transaction, then the Committee may provide that some or all of such outstanding Awards shall be cancelled at or immediately prior to the effective time of the Corporate Transaction in exchange for payments to the holders as provided in this Section 12(b)(3). The Committee will not be required to treat all Awards similarly for purposes of this Section 12(b)(3). The payment for any Award cancelled shall be in an amount equal to the difference, if any, between (i) the fair market value (as determined in good faith by the Committee) of the consideration that would otherwise be received in the Corporate Transaction for the number of Shares subject to the Award, and (ii) the aggregate exercise price (if any) for the Shares subject to such Award. If the amount determined pursuant to the preceding sentence is not a positive number with respect to any Award, such Award may be cancelled pursuant to this Section 12(b)(3) without payment of any kind to the affected Participant. With respect to an Award whose vesting is subject to the satisfaction of specified performance goals, the number of Shares subject to such an Award for purposes of this Section 12(b)(3) shall be the number of Shares as to which the Award would have been deemed "fully vested" for purposes of Section 12(b)(2). Payment of any amount under this Section 12(b)(3) shall be made in such form, on such terms and subject to such conditions as the Committee determines in its discretion, which may or may not be the same as the form, terms and conditions applicable to payments to the Company's shareholders in connection with the Corporate Transaction, and may, in the Committee's discretion, include subjecting such payments to vesting conditions comparable to those of the Award cancelled, subjecting such payments to escrow or holdback terms comparable to those imposed upon the Company's shareholders under the Corporate Transaction, or calculating and paying the present value of payments that would otherwise be subject to escrow or holdback terms.

(4) *Termination After a Corporate Transaction*. If and to the extent that Awards are continued, assumed or replaced under the circumstances described in Section 12(b)(1), and if within 12 months after the Corporate Transaction a Participant experiences an involuntary termination of Service for reasons other than Cause, then (i) outstanding Option and SAR Awards issued to the Participant that are not yet fully exercisable shall immediately become exercisable in full and shall remain exercisable for one year following the Participant's termination of employment, and (ii) any Full Value Awards that are not yet fully vested shall immediately vest in full (with vesting in full for a performance-based award determined as provided in Section 12(b)(2)).

(c) Other Change in Control. Unless otherwise provided in an applicable Agreement or another written agreement between a Participant and the Company, in the event of a Change in Control that does not involve a Corporate Transaction, all Awards will continue in accordance with their terms; provided, however, if within 12 months after the Change in Control a Participant experiences an involuntary termination of Service for reasons other than Cause, then (i) outstanding Option and SAR Awards issued to the Participant that are not yet fully exercisable shall immediately become exercisable in full and shall remain exercisable for one year following the Participant's termination of employment, (ii) subject to clause (iii) below, any Full Value Awards that are not yet fully vested shall immediately vest in full, and (iii) to the extent vesting of any Award is subject to satisfaction of specified performance goals, such Award shall be deemed "fully vested" for purposes of this Section 12(c) if the performance goals are deemed to have been satisfied at the greater of actual or target level of performance.

(d) Dissolution or Liquidation. Unless otherwise provided in an applicable Agreement, in the event of a proposed dissolution or liquidation of the Company, the Committee will notify each Participant as soon as practicable prior to the effective date of such proposed transaction. An Award will terminate immediately prior to the consummation of such proposed action.

13. Plan Participation and Service Provider Status. Status as a Service Provider shall not be construed as a commitment that any Award will be made under the Plan to that Service Provider or to eligible Service Providers generally. Nothing in the Plan or in any Agreement or related documents shall confer upon any Service Provider or Participant any right to continued Service with the Company or any Affiliate, nor shall it interfere with or limit in any way any right of the Company or any Affiliate to terminate the person's Service at any time with or without Cause or change such person's compensation, other benefits, job responsibilities or title.

14. Tax Withholding. The Company or any Affiliate, as applicable, shall have the right to (i) withhold from any cash payment under the Plan or any other compensation owed to a Participant an amount sufficient to cover any required withholding taxes related to the grant, vesting, exercise or settlement of an Award, and (ii) require a Participant or other person receiving Shares under the Plan to pay a cash amount sufficient to cover any required withholding taxes before actual receipt of those Shares. In lieu of all or any part of a cash payment from a person receiving Shares under the Plan, the Committee may permit the Participant to satisfy all or any part of the required tax withholding obligations (but not to exceed the maximum individual statutory tax rate in each applicable jurisdiction) by authorizing the Company to withhold a number of the Shares that would otherwise be delivered to the Participant pursuant to the Award, or by transferring to the Company Shares already owned by the Participant, with the Shares so withheld or delivered having a Fair Market Value on the date the taxes are required to be withheld equal to the amount of taxes to be withheld.

15. Effective Date, Duration, Amendment and Termination of the Plan.

(a) Effective Date. The Plan shall become effective on the date it is approved by the Company's shareholders, which shall be considered the date of its adoption for purposes of Treasury Regulation §1.422-2(b)(2)(i). No Awards shall be made under the Plan prior to its effective date.

(b) Duration of the Plan. The Plan shall remain in effect until all Shares subject to it are distributed, all Awards have expired or terminated, the Plan is terminated pursuant to Section 15(c), or the tenth anniversary of the effective date of the Plan, whichever occurs first (the "Termination Date"). Awards made before the Termination Date shall continue to be outstanding in accordance with their terms and the terms of the Plan unless otherwise provided in the applicable Agreements.

(c) Amendment and Termination of the Plan. The Board may at any time terminate, suspend or amend the Plan. The Company shall submit any amendment of the Plan to its shareholders for approval only to the extent required by applicable laws or regulations or the rules of any securities exchange on which the Shares may then be listed. No termination, suspension, or amendment of the Plan may materially impair the rights of any Participant under a previously granted Award without the Participant's consent, unless such action is necessary to comply with applicable law or stock exchange rules.

(d) Amendment of Awards. Subject to Section 15(e), the Committee may unilaterally amend the terms of any Agreement evidencing an Award previously granted, except that no such amendment may materially impair the rights of any Participant under the applicable Award without the Participant's consent, unless such amendment is necessary to comply with applicable law or stock exchange rules or any compensation recovery policy as provided in Section 16(i).

(e) No Option or SAR Repricing. Except as provided in Section 12(a), no Option or Stock Appreciation Right Award granted under the Plan may be (i) amended to decrease the exercise price thereof, (ii) cancelled in conjunction with the grant of any new Option or Stock Appreciation Right Award with a lower exercise price, (iii) cancelled in exchange for cash, other property or the grant of any Full Value Award at a time when the per share exercise price of the Option or Stock Appreciation Right Award is greater than the current Fair Market Value of a Share, or (iv) otherwise subject to any action that would be treated under accounting rules as a "repricing" of such Option or Stock Appreciation Right Award, unless such action is first approved by the Company's shareholders.

16. Other Provisions.

(a) Unfunded Plan. The Plan shall be unfunded and the Company shall not be required to segregate any assets that may at any time be represented by Awards under the Plan. Neither the Company, its Affiliates, the Committee, nor the Board shall be deemed to be a trustee of any amounts to be paid under the Plan nor shall anything contained in the Plan or any action taken pursuant to its provisions create or be construed to create a fiduciary relationship between the Company and/or its Affiliates, and a Participant. To the extent any person has or acquires a right to receive a payment in connection with an Award under the Plan, this right shall be no greater than the right of an unsecured general creditor of the Company.

(b) Limits of Liability. Except as may be required by law, neither the Company nor any member of the Board or of the Committee, nor any other person participating (including participation pursuant to a delegation of authority under Section 3(c) of the Plan) in any determination of any question under the Plan, or in the interpretation, administration or application of the Plan, shall have any liability to any party for any action taken, or not taken, in good faith under the Plan.

(c) Compliance with Applicable Legal Requirements and Company Policies. No Shares distributable pursuant to the Plan shall be issued and delivered unless and until the issuance of the Shares complies with all applicable legal requirements, including compliance with the provisions of applicable state and federal securities laws, and the requirements of any securities exchanges on which the Company's Shares may, at the time, be listed. During any period in which the offering and issuance of Shares under the Plan is not registered under federal or state securities laws, Participants shall acknowledge that they are acquiring Shares under the Plan for investment purposes and not for resale, and that Shares may not be transferred except pursuant to an effective registration statement under, or an exemption from the registration requirements of, such securities laws. Any stock certificate or book-entry evidencing Shares issued under the Plan that are

subject to securities law restrictions shall bear or be accompanied by an appropriate restrictive legend or stop transfer instruction. Notwithstanding any other provision of this Plan, the acquisition, holding or disposition of Shares acquired pursuant to the Plan shall in all events be subject to compliance with applicable Company policies, including those relating to insider trading, pledging or hedging transactions, and stock ownership guidelines, and to forfeiture or recovery of compensation as provided in Section 16(i).

(d) Other Benefit and Compensation Programs. Payments and other benefits received by a Participant under an Award made pursuant to the Plan shall not be deemed a part of a Participant's regular, recurring compensation for purposes of the termination, indemnity or severance pay laws of any country and shall not be included in, nor have any effect on, the determination of benefits under any other employee benefit plan, contract or similar arrangement provided by the Company or an Affiliate unless expressly so provided by such other plan, contract or arrangement, or unless the Committee expressly determines that an Award or portion of an Award should be included to accurately reflect competitive compensation practices or to recognize that an Award has been made in lieu of a portion of competitive cash compensation.

(e) Governing Law. To the extent that federal laws do not otherwise control, the Plan and all determinations made and actions taken pursuant to the Plan shall be governed by the laws of the State of Minnesota without regard to its conflicts-of-law principles and shall be construed accordingly.

(f) Severability. If any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

(g) Code Section 409A. It is intended that (i) all Awards of Options, SARs and Restricted Stock under the Plan will not provide for the deferral of compensation within the meaning of Code Section 409A and thereby be exempt from Code Section 409A, and (ii) all other Awards under the Plan will either not provide for the deferral of compensation within the meaning of Code Section 409A, or will comply with the requirements of Code Section 409A, and Awards shall be structured and the Plan administered and interpreted in accordance with this intent. The Plan and any Agreement may be unilaterally amended by the Company in any manner deemed necessary or advisable by the Committee or Board in order to maintain such exemption from or compliance with Code Section 409A, and any such amendment shall conclusively be presumed to be necessary to comply with applicable law. Notwithstanding anything to the contrary in the Plan or any Agreement, with respect to any Award that constitutes a deferral of compensation subject to Code Section 409A:

(1) If any amount is payable under such Award upon a termination of Service, a termination of Service will be deemed to have occurred only at such time as the Participant has experienced a "separation from service" as such term is defined for purposes of Code Section 409A;

(2) If any amount shall be payable with respect to any such Award as a result of a Participant's "separation from service" at such time as the Participant is a "specified employee" within the meaning of Code Section 409A, then no payment shall be made, except as permitted under Code Section 409A, prior to the first business day after the earlier of (i) the date that is six months after the Participant's separation from service or (ii) the Participant's death. Unless the Committee has adopted a specified employee identification policy as contemplated by Code Section 409A, specified employees will be identified in accordance with the default provisions specified under Code Section 409A.

None of the Company, the Board, the Committee nor any other person involved with the administration of this Plan shall (i) in any way be responsible for ensuring the exemption of any Award from, or compliance by any Award with, the requirements of Code Section 409A, (ii) have any obligation to design or administer the Plan or Awards granted thereunder in a manner that minimizes a Participant's tax liabilities, including the avoidance of any additional tax liabilities under Code Section 409A, and (iii) shall have any liability to any Participant for any such tax liabilities.

(h) Rule 16b-3. It is intended that the Plan and all Awards granted pursuant to it shall be administered by the Committee so as to permit the Plan and Awards to comply with Exchange Act Rule 16b-3. If any provision of the Plan or of any Award would otherwise frustrate or conflict with the intent expressed in this Section 16(h), that provision to the extent possible shall be interpreted and deemed amended in the manner determined by the Committee so as to avoid the conflict. To the extent of any remaining irreconcilable conflict with this intent, the provision shall be deemed void as applied to Participants subject to Section 16 of the Exchange Act to the extent permitted by law and in the manner deemed advisable by the Committee.

(i) Forfeiture and Compensation Recovery.

(1) The Committee may specify in an Agreement that the Participant's rights, payments, and benefits with respect to an Award will be subject to reduction, cancellation, forfeiture or recovery by the Company upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events may include termination of Service for Cause; violation of any material Company or Affiliate policy; breach of noncompetition, non-solicitation or confidentiality provisions that apply to the Participant; a determination that the payment of the Award was based on an incorrect determination that financial or other criteria were met or other conduct by the Participant that is detrimental to the business or reputation of the Company or its Affiliates.

(2) Awards and any compensation associated therewith may be made subject to forfeiture, recovery by the Company or other action pursuant to the Xcel Energy Inc. Mandatory Compensation Recovery Policy for Section 16 Officers, the Xcel Energy Inc. Compensation Recovery Policy for Covered Employees, and any other compensation recovery, recoupment or forfeiture policies adopted by Xcel Energy from time to time, or as otherwise required by law. Any Agreement may be unilaterally amended by the Committee to comply with any such compensation recovery policy.